================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

Enclosure: Financial Statements
           June 2006

           Management Discussion and Analysis
           June 2006

================================================================================

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHIC APPEARS HERE]

     MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE
     FINANCIAL STATEMENTS JUNE 2006

CONTENTS

Executive Summary                                                            03
Analysis of the Consolidated Net Income                                      14
- Managerial Financial Margin                                                14
- Results from Loan and Lease Losses                                         15
- Banking Service Fees                                                       17
- Non Interest Expenses                                                      18
- Tax Expenses- ISS, PIS and COFINS                                          20
Pro Forma Financial Statements by Segment                                    23
Pro Forma Financial Statements by Subsegment                                 26
Itaubanco - Banking                                                          28
Itaubanco - Credit Cards- Account Holders                                    29
Itaubanco - Insurance, Pension Plans and Capitalization                      30
Itaubanco - Investment Funds and Managed Portfolio                           34
Itau BBA                                                                     35
Itaucred                                                                     36
Risk Management                                                              40
Balance per Currency                                                         44
Activities Abroad                                                            45
Ownership Structure                                                          48
Securities Market Performance                                                49
Report of Independent Accountants                                            51
Complete Financial Statements                                                53

Please note that the data relating to previous periods shown in this report has been reclassified for the purposes of comparability, without causing impacts on the net income.

Please note that the pro forma data relating to previous periods shown in this report has been recalculated in the interests of adequacy of criteria. Please note also that the pro forma reports of Itaucred take into consideration 100% of FAI - Financeira Americanas Itau.

The tables in this report show the figures in millions. However, the variations were calculated using the figures in units.

Future expectations arising from a reading of this analysis must take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, pressures on products and prices and changes in the tax legislation).

2    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

HIGHLIGHTS - MANAGERIAL CRITERIA

                                             R$ Million (except where indicated)

----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                  2ND Q./06      1ST Q./06      2ND Q./05     1ST HALF/06    1ST HALF/05
----------------------------------------------------------------------------------------------------------------------------
   Net Income                                              1,498          1,460          1,333          2,958          2,475
   Managerial Financial Margin (1)                         3,920          4,087          3,305          8,007          6,291
   Net Result from Financial Operations                    2,694          2,801          2,814          5,495          5,206
----------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE ( R$ )
----------------------------------------------------------------------------------------------------------------------------
   Consolidated Net Income per share (2)                    1.35           1.32           1.19           2.67           2.20
   Number of Outstanding Shares - in thousands (2)     1,107,942      1,107,735      1,124,533      1,107,942      1,124,533
   Book Value per share (2)                                15.84          15.00          13.36          15.84          13.36
   Dividends / JCP (3) (R$ Million)                          360            470            300            831            593
   Dividends / JCP (3) per share (2)                        0.33           0.42           0.27           0.75           0.53
   Market Capitalization (4)(R$ Million)                  69,911         70,895         48,580         69,911         48,580
   Market Capitalization (4) (US$ Million)                32,302         32,634         20,669         32,302         20,669
----------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS ( % )
----------------------------------------------------------------------------------------------------------------------------
   Return on Average Equity - Annualized (5)                35.1%          36.3%          36.0%          35.7%          34.0%
   Return on Average Assets - Annualized                     3.6%           3.7%           3.6%           3.6%           3.5%
   Solvency Ratio (BIS Ratio)                               16.3%          16.9%          18.3%          16.3%          18.3%
   Net Interest Margin                                      13.9%          15.1%          13.6%          14.5%          13.3%
   Provision for Loan Losses / Nonperforming Loans           164%           181%           203%           164%           203%
   Efficiency Ratio                                         43.5%          45.2%          50.8%          44.4%          50.3%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET                                      JUN 30, 06                MAR 31, 06                    JUN 30, 05
----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                              172,413                     164,423                     146,158
     Credit Operations                          67,383                      63,969                      52,348
     Sureties, Endorsements and Guarantees       7,401        74,783         8,077        72,046         6,299        58,647
                                               -------                     -------                     -------
   Total Deposits                                             52,921                      51,688                      43,694
   Stockholders' Equity of Itau
    Consolidated                                              17,555                      16,619                      15,027
----------------------------------------------------------------------------------------------------------------------------
RELEVANT DATA
----------------------------------------------------------------------------------------------------------------------------
   Assets Under Management                                   138,923                     135,576                     105,785
   Employees (Units)                                          53,277                      51,765                      46,881
   Active Customers (Million)                                   12.6                        12.6                        11.9
   Products / Customer (Units)                                   5.1                         5.1                         5.0
   Branches (Units) (6)                                        2,423                       2,408                       2,289
   CSBs (Units)                                                  779                         791                         776
   Automated Teller Machines (Units)                          22,502                      22,316                      21,358
----------------------------------------------------------------------------------------------------------------------------

(1)  Described on page 4.
(2) A stock split was carried out in Oct/05. The amounts of the previous periods have been adjusted for better comparability.
(3)  JCP- Interest on Net Equity. Net Amount (Note 15 - bll).
(4)  Calculated based on the closing quotation for preferred shares.
(5)  The calculation of the Annualized Return of Average Stockholder's Equity
     (ROE) was carried out by dividing the Net Income of the Parent Company by the Average Stockholders' Equity of the Parent Company. This quotient was multiplied by the number of periods in the year to get the annualized ROE ratio.
(6) Includes 96 Personnalite branches at 6/30/2006, 95 at 3/31/2006, and 87 at 6/30/2005.

             MARKET SHARES - JUN/2006
             -------------------------------------------------
             Asset Management                             14.5%
             Automobile Finance *                         20.0%
             CPMF Collections                             14.7%
             Credit Cards                                 21.9%
             Total Deposits *                              8.1%
             Insurance Premiums *                         11.5%
             Private Pension Plans *                      10.7%
             -------------------------------------------------

             (*)  Referring to March 2006
             Sources: BACEN, Susep, Anbid, Abel, Federal Revenue and Abecs The Market Share of Insurance Premiums does not include Health Insurance

Please see page 12 this Report for pro forma information on Banco Itau Holding Financeira Consolidated and BankBoston in Brazil.

MACROECONOMIC INDICES
----------------------------------------------------------------------------
                                      JUN 30, 06    MAR 31, 06    JUN 30, 05
----------------------------------------------------------------------------
EMBI Brazil Risk                             254           235           411
CDI (in the Quarter)                         3.6%          4.0%          4.6%
Exchange Rate (Var. in the Quarter)         -0.4%         -7.2%        -11.8%
Exchange Rate (Quotation in R$)           2.1643        2.1724        2.3504
IGPM (in the Quarter)                        0.7%          0.7%          0.2%
Savings (TR + 6% p.y.)                       2.0%          2.0%          2.3%
----------------------------------------------------------------------------

3    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

NON-RECURRING EFFECTS ON RESULTS

Our consolidated results suffered the impact of a set of non-recurring events. Below, we present a table with the description of these items, as well as the amounts associated to each one of them; it should be highlighted that the impact of this set of events on net income was immaterial.

                                                                     R$ Millions

---------------------------------------------------------------------------------------------------------
                                                                             INCOME TAX
                                                  INCOME                     AND SOCIAL     INCOME NET OF
                2ND Q./06                       BEFORE TAX    PIS/COFINS    CONTRIBUTION         TAX
---------------------------------------------------------------------------------------------------------
Net Income                                                                                          1,498   Detailed description in
---------------------------------------------------------------------------------------------------------   this report:
Financial Margin from Banking Transactions            (145)            2              49              (94)
   Securities available for sale                      (104)            5              35              (64)  Page 13
   Reversal of additional provision for
    securities                                        (100)            -              34              (66)
   Hedge of BankBoston's positions                      59            (3)            (20)              36

Result from Loan Losses                                 20             -              (7)              13
   Loans Sold                                         (185)            -              63             (122)  Page 14. Note to the
   Exceeding Allowance                                 100             -             (34)              66   Financial Statement
   Effects of the Adaptation of Credicard's                                                                  n DEG. 7e.
    Provisioning Criteria                              105             -             (36)              69

Extraordinary Results (*)                               60             -               -               60
   Amortization of Goodwill from acquisition
    of BPI shares                                       98             -               -               98
   Minority Interests                                  (38)            -               -              (38)

Total - Non recurring effects                          (65)            2              42              (21)
---------------------------------------------------------------------------------------------------------
Recurring net income                                                                                1,477
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                             INCOME TAX
                                                  INCOME                     AND SOCIAL     INCOME NET OF
                1ST Q./06                       BEFORE TAX    PIS/COFINS    CONTRIBUTION         TAX
---------------------------------------------------------------------------------------------------------
Net Income                                                                                          1,460   Details description in
---------------------------------------------------------------------------------------------------------   the report for the 1st
Financial Margin from Banking Transactions            (259)           12              88             (158)  Qtr./06:
   Revenue and expenses of deposits and
    demandable funds                                  (169)           12              57              (99)  Page 14
   Reversal of additional provision for
    securities                                         (90)            -              31              (59)  Page 14

Result from Loan Losses                                130             -             (44)              86
   Exceeding Allowance                                 130             -             (44)              86   Page 15

Extraordinary Results (*)                               10             -               -               10
   Amortization of Goodwill from acquisition
    of BPI shares                                       17             -               -               17
   Minority Interests                                   (7)            -               -               (7)

Total - Non recurring effects                         (119)           12              44              (63)
---------------------------------------------------------------------------------------------------------
Recurring net income                                                                                1,397
---------------------------------------------------------------------------------------------------------

(*)  Not considering minority interest

MANAGERIAL STATEMENT OF INCOME

The analyses of the Management Discussion and Analysis Report are based on the Managerial Statement of Income, which is obtained from a series of reclassifications made to the accounting statement of income. These reclassifications are carried out as a result of the impacts of our strategy for managing the foreign exchange risk on the capital invested abroad, which has the objective of not allowing effects on the results from exchange rate variation. This statement was introduced one year ago, and the details relating to the reclassifications can be obtained by consulting the reports of June 2005 to March 2006.

Next, we present a table detailing the managerial financial margin from the management of the foreign exchange risk of the investments .

It should be noted that the Real appreciated 0.4% in relation to the Dollar in the second quarter of 2006. During the first quarter of 2006, the Real appreciated 7.2% in relation to the Dollar. In relation to the Euro, the Real depreciated 5.1% in the second quarter of 2006, compared to an appreciation of 4.9% in the first quarter.

As from June 2006, the accounting statement of income now shows the amortization of goodwill as an integral part of Other Operating Expenses, including the associated tax effects. However, in the Management Discussion and Analysis Report, amortization of goodwill will continue to be shown as an item following Income Tax and Social Contribution on Net Income, including the related tax effects.

MANAGERIAL FINANCIAL MARGIN FROM MANAGEMENT OF FOREIGN EXCHANGE RISK ON THE INVESTMENTS ABROAD

                                                                     R$ Millions

---------------------------------------------------------------------------------------------------------------------
                                                                               2ND QUARTER 2006
---------------------------------------------------------------------------------------------------------------------
                                                                           RESULT
                                                            INITIAL       GROSS OF                        RESULT NET
                                                            BALANCE         TAXES        TAX EFFECTS       OF TAXES
---------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                   5,816
Exchange Variation on Investments Abroad (B)                                       19                              19
Effect of exchange risk management of investment abroad
 (C) = (D) + (E)                                                                  184             (68)            116
                                                                         ------------   -------------   -------------
   Assets Position in DI (D)                                     5,816            214             (79)            135
   Liabilities Position in Foreign Currency (E)                 (9,241)           (30)             11             (19)
---------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of
 Investments Abroad (F) = (B) + (C )                                              203             (68)            135
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                               1ST QUARTER 2006
---------------------------------------------------------------------------------------------------------------------
                                                                           RESULT
                                                            INITIAL       GROSS OF                        RESULT NET
                                                            BALANCE         TAXES        TAX EFFECTS       OF TAXES
---------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                   5,822
Exchange Variation on Investments Abroad (B)                                     (406)                           (406)
Effect of exchange risk management of investment abroad
 (C) = (D) + (E)                                                                  882            (327)            555
                                                                         ------------   -------------   -------------
   Assets Position in DI (D)                                     5,822            236             (88)            149
   Liabilities Position in Foreign Currency (E)                 (9,251)           646            (239)            406
---------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of
 Investments Abroad (F) = (B) + (C )                                              476            (327)            149
---------------------------------------------------------------------------------------------------------------------

4    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL  STATEMENT OF INCOME

MANAGERIAL ADJUSTMENTS CARRIED OUT:

Adjustment 1: Transfer of the Amortization of Goodwill from Other Operating Income/Expenses to Extraordinary Result.
Adjustment 2: Distribution of the Foreign Exchange Variation of the Investments Abroad.
Adjustment 3: Tax Effect of the Hedge of the Investments Abroad.

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                    BANCO ITAU HOLDING
                                                          ---------------------------------------------------------------------
                                                                                  MANAGERIAL ADJUSTMENTS
                                                                         ----------------------------------------
            2ND QUARTER 2006                              ACCOUNTING       1ST ADJ.      2ND ADJ.       3RD ADJ.    MANAGERIAL
-------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                     3,998                           (9)           (68)        3,920
   o Banking Operations                                         3,603                                                     3,603
   o Treasury                                                     182                                                       182
   o Management of Foreign Exchange Risk from Investments
     Abroad - net of tax effects                                  212                           (9)           (68)          135

Result from Loan Losses                                        (1,227)                           1                       (1,226)
  Provision for Loan and Lease Losses                          (1,444)                           1                       (1,443)
  Recovery of Credits Written Off as Losses                       217                                                       217

Net Result from Financial Operations                            2,771                           (8)           (68)        2,694

Other Operating Income/ (Expenses)                               (445)            98           (24)             9          (362)
Banking Service Fees                                            2,127                           (0)                       2,127
Result from Operations of Insurance, Capitalization and
Pension Plans                                                     292                                                       292
Non-Interest Expenses                                          (2,809)            98            (0)                      (2,711)
Tax Expenses for ISS, PIS and COFINS                             (399)                                          9          (391)
Equity in the Earnings of Associated Companies                     61                          (24)                          37
Other Operating Income                                            283                                                       283

Operating Income                                                2,326             98           (32)           (60)        2,332

Non-Operating Income                                               29                            0                           29

Income Before Tax                                               2,355             98           (32)           (60)        2,361
Income Tax and Social Contribution                               (732)                           2             60          (670)
Extraordinary Results                                               -            (98)                                       (98)
Profit Sharing                                                   (108)                                                     (108)
Minority Interests                                                (16)                          30                           14

Net Income                                                      1,498                                                     1,498
-------------------------------------------------------------------------------------------------------------------------------

Reconciliation with the Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad (table on the preceding page); R$ 212 million - R$ 9 million = R$ 203 million.

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                    BANCO ITAU HOLDING
                                                          ---------------------------------------------------------------------
                                                                                  MANAGERIAL ADJUSTMENTS
                                                                         ----------------------------------------
            1ST QUARTER 2006                              ACCOUNTING       1ST ADJ.      2ND ADJ.       3RD ADJ.    MANAGERIAL
-------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                     4,380                           34           (327)        4,087
   o Banking Operations                                         3,642                                                     3,642
   o Treasury                                                     296                                                       296
   o Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects                                       442                           34           (327)          149

Result from Loan Losses                                        (1,281)                          (6)                      (1,287)
   Provision for Loan and Lease Losses                         (1,440)                          (6)                      (1,445)
   Recovery of Credits Written Off as Losses                      159                                                       159

Net Result from Financial Operations                            3,099                           28           (327)        2,801

Other Operating Income/ (Expenses)                               (739)            17            18             41          (664)
Banking Service Fees                                            2,121                            1                        2,121
Result from Operations of Insurance, Capitalization and
 Pension Plans                                                    226                                                       226
Non-Interest Expenses                                          (2,789)            17            (7)                      (2,779)
Tax Expenses for ISS, PIS and COFINS                             (466)                                         41          (425)
Equity in the Earnings of Associated Companies                     37                           24                           61
Other Operating Income                                            132                                                       132

Operating Income                                                2,360             17            46           (286)        2,137

Non-Operating Income                                               (2)                           1                           (2)

Income Before Tax                                               2,358             17            47           (286)        2,135
Income Tax and Social Contribution                               (732)                          (3)           286          (449)
Extraordinary Results                                               -            (17)                                       (17)
Profit Sharing                                                   (167)                                                     (167)
Minority Interests                                                  2                          (43)                         (42)

Net Income                                                      1,460                                                     1,460
-------------------------------------------------------------------------------------------------------------------------------

Reconciliation with the Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad (table on the preceding page); R$ 442 million + R$ 34 million = R$ 476 million.

5    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

NET INCOME AND ANNUALIZED RETURN ON AVERAGE EQUITY

                              [CHART APPEARS HERE]

We reached a consolidated net income of R$ 1,498 million in the second quarter of 2006, corresponding to a 2.6% increase when compared to the result achieved in the first quarter of the year. The balance of the parent company's stockholders' equity added up to R$ 17,555 million on June 30, 2006, which is equivalent to a 5.6% rise in relation to the balance on March 31, 2006. Total assets amounted to R$ 172,413 million, with a 4.9% increase over the balance of the previous quarter. Accordingly, the annualized return on average stockholders' equity reached 35.1% in the second quarter of 2006.

CREDIT OPERATIONS(*)

                              [CHART APPEARS HERE]

(*)  Inclueds endorsements and sureties.

LOAN PORTFOLIO (*)

                                                                      R$ Million

------------------------------------------------------------------------------------------------------
                                                                                   VARIATION (%)
------------------------------------------------------------------------------------------------------
                                                                           JUN 06-   JUN 06-   JUN 06-
                           JUN 30, 06  MAR 31, 06  DEC 31, 05  JUN 30, 05   MAR 06    DEC 05    JUN 05
------------------------------------------------------------------------------------------------------
Individuals                    33,992      30,813      28,471      22,816     10.3%     19.4%     49.0%
   Credit Card                  7,372       6,904       7,216       5,359      6.8%      2.2%     37.6%
   Personal Loans              12,575      11,457      10,320       9,276      9.8%     21.9%     35.6%
   Vehicles                    14,046      12,451      10,936       8,181     12.8%     28.4%     71.7%

Businesses                     36,128      36,703      34,744      31,584     -1.6%      4.0%     14.4%
   Corporate                   22,104      22,962      21,960      20,437     -3.7%      0.7%      8.2%
   Small and middle market     14,024      13,741      12,784      11,147      2.1%      9.7%     25.8%

Directed Loans                  4,663       4,529       4,541       4,247      3.0%      2.7%      9.8%
------------------------------------------------------------------------------------------------------
Total                          74,783      72,046      67,756      58,647      3.8%     10.4%     27.5%
------------------------------------------------------------------------------------------------------

The balance of the loan portfolio, including endorsements and sureties, reached R$ 74,783 million, growing 3.8% in relation to the previous quarter. Transactions with individual customers were once again the highlight, with growth of 10.3% in the period, to reach a balance of R$ 33,992 million. Vehicle financing enjoyed a noteworthy performance in the quarter, with 12.8% growth in the balance of the transactions, to reach a total of R$ 14,046 million. Likewise, personal credit also showed noteworthy growth in the period, with a balance adding up to R$ 12,575 million, which is equivalent to a 9.8% increase in relation to March 2006. Credit card transactions grew 6.8% in the period, after a seasonal downturn that characterizes the first few months of the year, to reach a balance of R$ 7,372 million. The business loan portfolio suffered basically the impact of the reduction of the balance of endorsements and sureties granted to large companies, which contributed towards the decrease of R$ 575 million in the total of the portfolio, which reached R$ 36,128 million at the end of the second quarter of 2006.

MANAGERIAL FINANCIAL MARGIN

                              [CHART APPEARS HERE]

The managerial financial margin totaled R$ 3,920 million in the second quarter of 2006, showing a reduction of R$ 167 million in relation to the previous quarter. This fall can be explained by the following factors: (i) non-recurring results described on page 4, which correspond to a reduction of R$ 113 million;
(ii) lower result from Treasury, with a reduction of R$ 114 million, due to the impact of the volatility of the markets on the positions that we have taken, notably in the interest rate, sovereign debt and foreign exchange markets; (iii) fall of R$ 14 million, referring to the management of the foreign exchange risk of the investments abroad, basically associated with the reduction of the Selic interest rate; and (iv) a rise of R$ 75 million, as a result of the growth of loan transactions.

6    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

NPL RATIO*- INDIVIDUALS x BUSINESSES

                              [CHART APPEARS HERE]

(*)  Nonperforming Loans: Loan transactions overdue more than 60 days

The expense for setting up allowances for loan losses remained practically unchanged between the quarters. On the other hand, an intense campaign for negotiating and recovering overdue loans and financing transactions made the revenue from the recovery of loans written off as losses grow R$ 59 million, in the comparison between the periods. Our nonperforming loan ratio showed growth of 0.4 percentage points in the period, to reach the rate of 4.4% in June 2006. However, in this quarter, we altered the criteria for writing off loan transactions against allowances for loan losses adopted in the publication of the consolidated financial statements. Up until the previous quarter, we used to write off all credit operations that we considered remotely realizable, since this was the best way of representing the management expectation. The Brazilian Central Bank did not agree with this accounting criteria and then we started to carry out the write-off of the transactions against the provision only after 180 days in risk level H, which corresponds to a less conservative criteria than the one previously adopted.

BANKING SERVICES FEES

                              [CHART APPEARS HERE]

Our banking service fees amounted to R$ 2,127 million in the second quarter of 2006, remaining practically unchanged in relation to the first quarter of the year. In the period, we noted the rise in the revenues from consortium administration and current account and credit card services, which were offset by the reduction in collection services revenues, in particular for the services of receiving taxes paid at the beginning of the year, and by the non-recurrence of the large volume of operations of coordinating the primary offer of shares, contributing towards the reduction in the revenues from brokerage services and other services.

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

The non-interest expenses in the second quarter of 2006 totaled R$ 2,711 million, with a reduction of R$ 68 million in the comparison with the expenses of the previous quarter. We believe, however, that this reduction does not indicate a trend, in view of the branch network investment and expansion program forecast for the second half of 2006. In the year, we are forecasting that the non-interest expenses will maintain the trend of growth observed in the comparison of the first half of 2006 with the same period of 2005. Our efficiency ratio reached 43.5% in the period, showing a 1.7 percentage point improvement in relation to the previous quarter.

EFFICIENCY RATIO (%)(*)

                              [CHART APPEARS HERE]

(*)  The criteria for calculating the efficiency ratio are detailed on page 18.

UNREALIZED PROFIT/(LOSS)

                              [CHART APPEARS HERE]

On June 30, 2006, the unrealized profit/(loss) in results added up to R$ 2,252 million, which corresponds to a R$ 283 million decrease in the comparison with the balance of the previous quarter. The increase of our stockholding interest in Banco BPI contributed towards the R$ 228 million rise in the unrealized profit. However, the reversal of R$ 100 million of additional provision for securities, the realization of part of the surplus value of the portfolio of securities available for sale and the effect of marking to market on the portfolios of securities available for sale and securities held to maturity reduced the total balance of the unrealized profit for the quarter. We also note that the balance of the provision in excess of the minimum required to meet possible loan losses had an addition of R$ 100 million in the quarter, to reach a balance of R$ 1,600 million; this provision is not considered in the balance of unrealized profit/(loss).

7    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                                                                          VARIATION
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    JUN.06-        JUN.06-
ASSETS                                               JUN 30, 06     MAR 31, 06     JUN 30, 05       MAR.06         JUN.05
----------------------------------------------------------------------------------------------------------------------------
Current and Long Term Assets                             169,458        161,509        143,365          7,949         26,094
   Cash and Cash Equivalents                               2,402          2,332          2,076             71            327
   Short Term Interbank Deposits                          27,619         22,362         23,141          5,256          4,478
   Securities and Derivative Financial Instruments        37,023         35,601         29,217          1,422          7,806
   Interbank and Interbranch Accounts                     13,801         13,471         13,105            329            696
   Loans, Leasing Operations and Other Credits            67,383         63,969         52,348          3,413         15,035
   (Allowance for Lean Losses)                            (5,609)        (4,668)        (3,242)          (940)        (2,367)
   Other Assets                                           26,840         28,442         26,720         (1,602)           120
      Foreign Exchange Portfolio                          12,084         13,840         13,606         (1,756)        (1,522)
      Others                                              14,756         14,602         13,114            154          1,642

Permanent Assets                                           2,954          2,914          2,794             40            160
   Investments                                               868            827            727             41            141
   Fixed Assets                                            1,800          1,808          1,858             (8)           (57)
   Deferred Changes                                          286            279            210              7             77
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                             172,413        164,423        146,158          7,990         26,254
----------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                                                                          VARIATION
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    JUN.06-        JUN.06-
LIABILITIES                                          JUN 30, 06     MAR 31, 06     JUN 30, 05       MAR.06         JUN.05
----------------------------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                        153,664        146,390        129,983          7,274         23,681
   Deposits                                               52,921         51,688         43,694          1,233          9,226
      Demand Deposits                                     11,190         11,681         10,463           (491)           727
      Savings Account                                     19,306         19,204         18,571            102            735
      Interbank Deposits                                   1,174            800            556            374            618
      Time Deposits                                       21,251         20,003         14,104          1,248          7,147
   Deposits Received under Securities Repurchase
    Agreements                                            27,606         21,915         17,888          5,691          9,718
   Funds from Acceptances and Issue of Securities          6,791          6,714          5,350             77          1,441
   Interbank and Interbranch Accounts                      2,964          2,271          2,530            693            435
   Borrowings and On-lendings                              7,927          8,201          9,111           (274)        (1,185)
   Derivative Financial Instruments                        2,507          2,290          1,734            217            773
   Technical Provisions for Insurance, Pension
    Plans and Cap                                         16,409         15,538         12,506            871          3,903
   Other Liabilities                                      36,539         37,773         37,169         (1,233)          (630)
      Foreign Exchange Portfolio                          12,308         14,032         13,814         (1,724)        (1,506)
      Subordinated Debt                                    4,535          4,471          4,537             64             (3)
      Others                                              19,696         19,270         18,817            427            879

Deferred Income                                               67             73             40             (6)            27
Minority Interest in subsidiaries                          1,126          1,341          1,109           (215)            17

Stockholders' Equity                                      17,555         16,619         15,027            936          2,528
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                        172,413        164,423        146,158          7,990         26,254
============================================================================================================================
Deposits                                                  52,921         51,688         43,694          1,233          9,226
Assets under Management                                  138,923        135,576        105,785          3,346         33,137

Total Deposits + Assets under Management                 191,843        187,264        149,480          4,579         42,364
----------------------------------------------------------------------------------------------------------------------------

8    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   VARIATION
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2ND Q06-     1STS06 -
                                                          2ND Q./06    1ST Q./06    1ST S./06    1ST S./05    1ST Q06      1ST S05
-----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                   3,920        4,087        8,007        6,291        (167)       1,717
   o Banking Operations                                       3,603        3,642        7,246        5,561         (39)       1,685
   o Treasury                                                   182          296          478          417        (114)          61
   o Management of Foreign Exchange Risk from Investments
     Abroad- net of tax effects                                 135          149          283          312         (14)         (29)

Result from Loan Losses                                      (1,226)      (1,287)      (2,513)      (1,085)         61       (1,428)
   Provision for Loan and Lease Losses                       (1,443)      (1,445)      (2,888)      (1,437)          2       (1,452)
   Recovery of Credits Written Off as Losses                    217          159          376          352          59           23

Net Result from Financial Operations                          2,694        2,801        5,495        5,206        (106)         289

Other Operation Income (Expenses)                              (362)        (664)      (1,026)      (1,259)        302          233
   Banking Service Fees                                       2,127        2,121        4,249        3,646           6          602
   Result from Operations of Insurance, Cap. and Pension
   Plans                                                        292          226          518          398          67          120
   Non-Interest Expenses                                     (2,711)      (2,779)      (5,489)      (4,944)         68         (545)
   Tax Expenses for ISS, PIS and COFINS                        (391)        (425)        (816)        (695)         35         (121)
   Equity in the Earnings of Associated Companies                37           61           98          154         (24)         (56)
   Other Operating Income                                       283          132          415          182         151          233

Operating Income                                              2,332        2,137        4,469        3,947         195          522

   Non-operating Income                                          29           (2)          27            5          31           22

Income before Tax                                             2,361        2,135        4,496        3,953         226          543
Income Tax and Social Contribution                             (670)        (449)      (1,119)        (928)       (221)        (192)
Extraordinary Results                                           (98)         (17)        (115)        (232)        (82)         116
Profit Sharing                                                 (108)        (167)        (275)        (225)         59          (50)
Minority Interests                                               14          (42)         (28)         (93)         56           66
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                    1,498        1,460        2,958        2,475          38          484
===================================================================================================================================
Number of shares outstanding (1) (in thousands)           1,107,942    1,107,735    1,107,942    1,124,533         208      (16,591)
Book value per share - (R$) (1)                               15.84        15.00        15.84        13.36        0.84         2.48
Net Income per share - (R$) (1)                                1.35         1.32         2.67         2.20        0.03         0.47
-----------------------------------------------------------------------------------------------------------------------------------

(1) In Oct/05, a stock split was carried out. The amounts of the previous periods were adjusted for better comparability.

9    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - SECOND QUARTER OF 2006 -  INCOME BY SEGMENT

ITAUBANCO

The net income of the Itaubanco segment added up to R$ 1,026 million in the second quarter of 2006, which represents a 19.3% increase in relation to the previous quarter. The managerial financial margin totaled R$ 2,609 million, which corresponds to a R$ 66 million increase in comparison with the first quarter of the year, and which was particularly affected by the financial margin of treasury, which grew R$ 104 million in relation to the previous period, reflecting gains obtained in the positions linked to the dollar, notably in the Brazilian derivative markets. The expense connected with credit risk showed a reduction of R$ 129 million in the comparison between the periods, because of the intense campaign for recovering and renegotiating overdue transactions carried out in the second quarter of 2006 and from the assignment of part of the loan portfolio. Banking service fees and non-interest expenses remained practically unchanged in the comparison between the periods. The rise in the expense for income tax and social contribution is due basically to the impact of a lower tax deduction from Interest on Net Equity in the second quarter of 2006 (further details can be found on page 19 of this report). The item Others showed an increase of R$ 144 million between the quarters. This increase arises basically from the R$ 67 million increase in the results of operations of insurance, pension plans and capitalization, benefited by the reduction in the expenses for claims.

ITAU BBA

The second quarter of 2006 showed a financial margin of R$ 361 million, which reflects a 40.9% decrease in relation to the margin of the previous quarter. The managerial financial margin from banking transactions totaled R$ 255 million, with a reduction of 9.2%, basically because of the reduction of the interest rates that remunerate the capital allocated for these transactions. In relation to the treasury transactions, the result of R$ 67 million in the second quarter of 2006 basically reflects a period of significant volatility in the various markets, such as the Brazilian sovereign debt and the local fixed income markets, resulting in gains below the historical average. The result from doubtful loans showed a R$ 46 million reversal of provision in the second quarter of 2006, basically due to the reassessment of the credit risk of companies that showed an improvement in their performance indicators and to the recovery of loans written off as losses. Banking service fees totaled R$ 110 million in the second quarter of 2006, which corresponds to a 15.6% reduction in relation to the previous quarter. In this quarter, there was no repetition of the large volume of operations of coordinating the primary offer of shares, as a result of the greater volatility of the markets, contributing towards the reduction in the revenues from brokerage services and other services.

Non-interest expenses of R$ 145 million showed a 13.8% reduction in relation to the previous period. Accordingly, the pro forma net income of Itau BBA added up to R$ 298 million in the second quarter of 2006, with a 23.7% decrease in relation to the previous quarter, corresponding to an annualized return on average allocated capital of 27.7%.

ITAUCRED

In the second quarter of 2006, the Itaucred segment obtained a net income of R$ 121 million, which corresponds to a 12.1% reduction in relation to the first quarter of the year. In this period, the managerial financial margin of the banking transactions totaled R$ 922 million, with growth of R$ 103 million in the comparison between the quarters. The main factor responsible for this growth of the financial margin was the 13.9% increase in the volume of the loan portfolio, which reached R$ 21,236 million at June 30, 2006. The expense associated with credit risk grew 27.3%, reflecting in part the process of standardizing the risk ratings employed in our credit card portfolio with the classifications of the portfolio acquired from Credicard, which generated an expense of R$ 48 million in this segment. We also had a greater expense for the setting up of allowances for loan losses in excess of the minimum required by the banking authorities, with an impact of R$ 22 million in the comparison between the periods. Our credit risk assessment models take into consideration the possibility of the occurrence of volatility in the level of the allowances set up, associated with the possible reversal of economic cycles. The growth observed in banking service fees is basically due to the revenues from loan transactions and is linked to the increase in the volume of vehicle financing and leasing. The greater level of operational activity contributed towards the R$ 18 million increase in ISS, PIS and Cofins Tax Expenses, affecting the item Others. Likewise, the increase in the expense for income tax and social contribution on net income is basically associated with the increase in the segment's level of operational activity.

--------------------------------------------------------------------------------

CORPORATION

In the second quarter of 2006, the managerial financial margin of the corporation showed a reduction of R$ 85 million in the comparison between the periods, because of the reduction in the basic interest rate and the R$ 59 million impact arising from the hedging of the foreign exchange exposure of BankBoston, offset, in the quarter, in BankBoston itself, which is not consolidated in our financial statements. Moreover, in the second quarter we had R$ 98 million of amortization of goodwill paid on the acquisition of shares, because of the expansion of our stockholding interest in Banco BPI to 17.5%.

10   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

The pro forma financial statements of Itaubanco, Itau BBA, Itaucred and Corporation segments, set out below, are based on managerial information and reflect more accurately the performance of our various business units. The following variations were observed in the statements of income of the segments between the second quarter of 2006 and the first quarter of the year.

PRO FORMA STATEMENT OF INCOME PER SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------
                                                  2ND Q./06       1ST Q./06       VARIATION      2ND Q./05
------------------------------------------------------------------------------------------------------------
             ITAUBANCO
------------------------------------------------------------------------------------------------------------
     Managerial Financial Margin                       2,609           2,543              66           2,073
     Result from Loan Losses                            (799)           (929)            129            (509)
     Banking Service Fees                              1,708           1,721             (13)          1,562
     Non-Interest Expenses (1)                        (2,031)         (2,065)             34          (2,028)
     Income Tax and Social Contribution                 (482)           (289)           (194)           (264)
     Other (2)                                            22            (122)            144            (128)
------------------------------------------------------------------------------------------------------------
Net Income of Itaubanco (A)                            1,026             860             166             706
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
             ITAU BBA
------------------------------------------------------------------------------------------------------------
     Managerial Financial Margin                         361             611            (250)            502
     Result from Loan Losses                              46              13              33              39
     Banking Service Fees                                110             131             (21)             96
     Non-Interest Expenses (1)                          (145)           (168)             23            (176)
     Income Tax and Social Contribution                 (116)           (125)              9             (65)
     Other (2)                                            40             (72)            112             (67)
------------------------------------------------------------------------------------------------------------
Net Income of Itau BBA (B)                               298             390             (93)            330
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
             ITAUCRED
------------------------------------------------------------------------------------------------------------
     Managerial Financial Margin                         922             819             103             526
     Result from Loan Losses                            (473)           (371)           (101)            (20)
     Banking Service Fees                                311             270              41             194
     Non-Interest Expenses (1)                          (509)           (484)            (24)           (356)
     Income Tax and Social Contribution                  (53)            (41)            (11)           (100)
     Other (2)                                           (78)            (55)            (23)            (28)
------------------------------------------------------------------------------------------------------------
Net Income of Itaucred (C)                               121             138             (17)            217
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
             CORPORATION
------------------------------------------------------------------------------------------------------------
     Managerial Financial Margin                          28             114             (85)            203
     Banking Service Fees                                 (1)             (1)              0              (0)
     Non-Interest Expenses (1)                           (28)            (62)             34             (14)
     Income Tax and Social Contribution                  (19)              6             (25)            (31)
     Extraordinary Result                                (98)            (17)            (82)            (50)
     Other (3)                                           171              32             139             (26)
------------------------------------------------------------------------------------------------------------
Net Income of Corporation (D)                             53              71             (19)             81
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
NET INCOME OF ITAU (A) + (B) + (C) + (D)               1,498           1,460              38           1,333
------------------------------------------------------------------------------------------------------------

(1)  Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses
     - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Result from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3 ) Includes Result from Doubtful Loans, Tax Expenses - ISS, PIS and
     COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

11   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

BANCO ITAU HOLDING FINANCEIRA -- BANKBOSTON BRAZIL

The consolidated assets and liabilities of Banco Itau Holding Financeira - Consolidated and BankBoston in Brazil on June 30, 2006 are stated below. It should be pointed that this is a pro forma, preliminary, unaudited information, intended only to provide a partial view of the impacts of this acquisition on the balance sheet data.

PRO FORMA BALANCE SHEET

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
                                                                                 JUNE 30, 06
                                                                     ----------------------------------
                              ASSETS                                  ITAU      BANKBOSTON   ITAU + BKB
-------------------------------------------------------------------------------------------------------
Current and Long Term Assets                                         169,458        21,702      191,160
Cash and Cash Equivalents                                              2,402         1,140        3,542
Short Term Interbank Deposits                                         27,619         5,134       32,752
Securities and Derivative Financial Instruments                       37,023         2,497       39,520
Interbank and Interbranch Accounts                                    13,801         1,898       15,699
Loans, Leasing Operations and Other Credits                           67,383         9,063       76,445
(Allowance for Lean Losses)                                           (5,609)         (394)      (6,003)
Other Assets                                                          26,840         2,364       29,204
Permanent Assets                                                       2,954           482        3,437
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         172,413        22,184      194,597
-------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
                                                                                 JUNE 30, 06
                                                                     ----------------------------------
                           LIABILITIES                                ITAU      BANKBOSTON   ITAU + BKB
-------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                                    153,664        19,951      173,615
Deposits                                                              52,921         6,061       58,982
Deposits Received under Securities Repurchase Agreements              27,606         3,820       31,426
Funds from Acceptances and Issue of Securities                         6,791           575        7,366
Interbank and Interbranch Accounts                                     2,964         2,618        5,583
Borrowings and On-lendings                                             7,927         2,270       10,197
Derivative Financial Instruments                                       2,507           635        3,142
Other Liabilities                                                     36,539         3,971       40,511
Technical Provisions for Insurance, Pension Plans and Cap.            16,409             -       16,409
Deferred Income                                                           67             8           75
Minority Interest in Subsidiaries                                      1,126             -        1,126
Stockholders' Equity                                                  17,555         2,225       19,780(*)
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    172,413        22,184      194,597
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
ASSETS UNDER MANAGEMENT                                              138,923        27,965      166,888
-------------------------------------------------------------------------------------------------------

(*) The Consolidated Stockholders' Equity considers the integral amortization of the goodwill.

12   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

     [LOGO OF BANCO ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                      [GRAPHIC APPEARS HERE]

     ANALYSIS OF THE CONSOLIDATED NET INCOME

ANALYSIS OF THE CONSOLIDATED NET INCOME

MANAGERIAL FINANCIAL MARGIN

                                                                      R$ Million

--------------------------------------------------------------------------------------
                                                 2ND Q./06     1ST Q./06     VARIATION
--------------------------------------------------------------------------------------
Managerial Financial Margin                          3,920         4,087          (167)
--------------------------------------------------------------------------------------
o Banking Operations                                 3,603         3,642           (39)
    Revenues and Expenses of Deposits and
     Demandable Funds                                    -          (169)          169
    Sale of Securities Available for Sale             (104)            -          (104)
    Reversal of Additional Provision for
     Securities                                       (100)          (90)          (10)
    Hedge of BankBoston's positions                     59             -            59
--------------------------------------------------------------------------------------
o Recurring Banking Operations                       3,458         3,383            75
--------------------------------------------------------------------------------------
o Treasury                                             182           296          (114)
o Management of Foreign Exchange Risk
   from Investments Abroad-net of tax effects          135           149           (14)
--------------------------------------------------------------------------------------

MANAGERIAL FINANCIAL MARGIN

The managerial financial margin of the second quarter of 2006 amounted to R$ 3,920 million, which corresponds to a 4.1% reduction in relation to the margin of the first quarter of the year. This reduction is basically associated with two factors:

Firstly, the managerial financial margin of the banking transactions showed a reduction of R$ 39 million, in comparison with the first quarter of the year, adding up to R$ 3,603 million.

Our strategy of expanding the balance of loan transactions, together with the channeling of funds into transactions capable of generating a wider financial margin, has been consistently increasing the financial margin of the loans and financing; in this period, we achieved an increase of R$ 270 million in relation to the margin of the previous quarter. The contribution arising from this strategy of ours covered the R$ 195 million reduction of the margin of funding and working capital, affected by the fall of interest rates.

Also in the period, we note the impact associated with non-recurring events in the financial margin from banking transactions, which are described as follows:
(i) realization of part of our portfolio of securities available for sale, which generated a contribution of R$ 104 million to the financial margin from banking transactions, (ii) reversal of R$ 100 million of additional provision set up to meet risks of present and future oscillation in the quotations of securities, indicated by our stress scenario models for risk management; (iii) and a reduction of R$ 59 million associated with the hedge which we have now made for BankBoston's positions in foreign currency. The sum of the impacts of the non-recurring items of the second quarter of 2006 corresponds to a reduction of R$ 113 million in relation to the impact of the non-recurring items of the first quarter of the year. In that period, we had the recognition of revenues and expenses of deposits and demandable funds connected with the filing of tax and social security appeals, in a total of R$ 169 million, and we reversed R$ 90 million of additional provision for securities.

The second factor that caused an impact on the managerial financial margin is associated with treasury transactions. In the second quarter of 2006, we achieved a financial margin from treasury of R$ 182 million, which corresponds to a decrease of R$ 114 million in relation to the previous quarter. The unfavorable impact of the volatility of the markets on the strategy we had adopted, notably in the interest, sovereign debt and foreign exchange markets, was responsible for this reduction.

The financial margin from the management of the foreign exchange risk of the investments abroad - net of tax effects - had a reduction of R$ 14 million in relation to the previous quarter, due, once again, to the fall in the Selic interest rate.

Accordingly, the annualized rate of the managerial financial margin came to 13.9% in the quarter, while in the previous quarter the rate was 15.1%.

ANALYSIS OF THE MANAGERIAL FINANCIAL MARGIN

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                      2ND Q./06      1ST Q./06      2ND Q./05      1ST H./06      1ST H./05
---------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin (A)                           3,920          4,087          3,305          8,007          6,291

Average Balance From Operations (B)                     112,499        108,231         96,914        110,235         94,687
     Average of (Cash and Cash Equivalents +
     Short-Term Interbank Deposits +
     Securities - Money Market Funding -
     Derivative Financial Instruments)                   36,399         34,857         34,453         35,473         34,162
     Average Interbank and Interbranch Accounts          13,636         13,589         12,519         13,660         11,972
     Average Net Foreign Exchange Portfolio                (208)          (156)          (179)          (179)          (202)
     Average Net Loans (*)                               62,672         59,942         50,122         61,281         48,754

MANAGERIAL NET INTEREST MARGIN = A/B                       13.9%          15.1%          13.6%          14.5%          13.3%
---------------------------------------------------------------------------------------------------------------------------

Note: The quarter's average balance is obtained from the arithmetical average of the balance on the last day of both the current quarter and the previous quarter. The average balance of the half is obtained from the arithmetical average of the balance on the last day of the last three quarters ( Dec + Mar + Jun)/3.
(*)   Average Loan and Leases, net of nonperforming loans.

14   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

RESULTS OF LOAN AND LEASE LOSSES

The expense for allowance for loan losses in the second quarter of 2006 totaled R$ 1,443 million, with a reduction of R$ 2 million in relation to the previous quarter. In the period, we noted a rise of R$ 213 million in the expenses for setting up general and specific provisions. Of this total, R$ 108 million is basically associated with the growth of overdue transactions. In this quarter, we also conformed the risk ratings of our credit card portfolio and the ratings in the portfolio acquired from Credicard, which caused an impact R$ 105 million on the expenses. Still, in the period we had assignment part of our loan operations by the amount of R$ 185 million, according to a valuation report in compliance with Resolution n(0) 2,836 of May 30, 2001 of CMN (See the Note n(0) 7e to the Financial Statements). The use of our credit risk assessment models in the current scenario of rapid growth of the balance of the portfolio and of a significant change in the product and customer mix has been indicating the need for increasing the total balance of provision for credit risk. So we setup in the period a R$ 100 million provision in excess of the minimum required by the banking authorities, increasing the balance of the exceeding provision to R$ 1,600 million on June 30, 2006. Regarding the income from the recovery of loans written off as losses, we highlight the increase of R$ 59 million, as a result of an intense campaign for recovering and renegotiating past due credits carried out by our collection area.

ANALYSIS OF RESULTS FROM LOAN LOSSES

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                           2ND Q./06                           1ST Q./06              VARIATION
-------------------------------------------------------------------------------------------------------------------------------
                                               INDIVIDUALS  BUSINESSES   TOTAL     INDIVIDUALS  BUSINESSES   TOTAL      TOTAL
-------------------------------------------------------------------------------------------------------------------------------
(Increase)/Reversal Generic Provision                 (304)          6      (298)          (44)        (15)      (59)      (239)
(Increase)/Reversal Specific Provision              (1,046)       (184)   (1,229)       (1,044)       (212)   (1,256)        26
-------------------------------------------------------------------------------------------------------------------------------
Subtotal (Increase)/Reversal                        (1,350)       (177)   (1,528)       (1,088)       (226)   (1,315)      (213)
Loans Sold                                                                   185             -           -         -        185
Exceeding Provision                                                         (100)                               (130)        30
-------------------------------------------------------------------------------------------------------------------------------
Expenses for Provision for Loan Losses                                    (1,443)                             (1,445)         2
-------------------------------------------------------------------------------------------------------------------------------
Recovery of Credits Written Off as Losses                                    217                                 159         59
-------------------------------------------------------------------------------------------------------------------------------
Result from Loan Losses                                                   (1,226)                             (1,287)        61
-------------------------------------------------------------------------------------------------------------------------------

In the quarter, the adjusted banking profit added up to R$ 2,917 million, with an increase of R$ 40 million in relation to the previous quarter. Our strategy of expanding the balance of loan transactions, giving priority to consumer finance transactions, capable of generating a larger contribution to the financial margin, caused a positive impact on our managerial financial margin on recurring banking transactions and covered the growth of the expenses associated with the assumption of credit risk, as demonstrated in the table below.

CONTRIBUTION OF THE CHANGE OF MIX OF THE CREDIT PORTFOLIO

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------
                                                                               2ND Q./06      1ST Q./06      2ND Q./05
----------------------------------------------------------------------------------------------------------------------
  Recurring Managerial Financial Margin - Banking Operations (A)                   3,458          3,383          2,956
  Banking Service Fees on Loans and Credit Cards (B)                                 866            847            732
  Taxes Expenses for PIS and COFINS (C)                                             (201)          (197)          (171)
Banking Product (D = A + B + C)                                                    4,123          4,034          3,516

  Adjustment 1 - Result from Loan and Lease Losses (E)                            (1,226)        (1,287)          (491)
  Adjustment 2 - Loans Sold (F)                                                     (185)             -              -
  Adjustment 3 - Effects of the Adaptation of Credicard's
   Provisioning Criteria (G)                                                         105              -              -
  Adjustment 4 - Exceeding Provision (H)                                             100            130              -
  Adjustment 5 - Revision of Classification -
   Operations Secured by Assets (I)                                                    -              -           (135)
Adjusted Results From Loan and Lease Losses (J = E + F + G + H + I)               (1,206)        (1,157)          (626)
----------------------------------------------------------------------------------------------------------------------
 Adjusted Banking Product (K = D + J)                                              2,917          2,877          2,890
----------------------------------------------------------------------------------------------------------------------
 Average Credit Operations (*) (L)                                                62,672         59,942         50,122
----------------------------------------------------------------------------------------------------------------------
 Adjusted Banking Product / Average Credit Operations-annualized (K/L)              18.6%          19.2%          23.1%
----------------------------------------------------------------------------------------------------------------------

(*)  Average balance of credit portfolio net of nonperforming loans.

15   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

The nonperforming loan ratio grew 40 basis points, reaching the level of 4.4% in June 2006. Once again, our strategy of channeling funds into transactions capable of generating larger financial margins - and which simultaneously represent taking on greater risks - resulted in the increase in the nonperformance ratio.

However, in this quarter, we altered the criteria for writing off loan transactions against allowances for loan losses adopted in the publication of the consolidated financial statements. Up until the previous quarter, we used to write off all credit operations that we considered as of remote realization, since this was the best way of representing the management expectation. The Brazilian Central Bank did not agree with this accounting criteria and then we started to carry out the write-off of the transactions against provision only after 180 days in risk level H, which corresponds to a less conservative criteria than the one previously adopted. Accordingly, our nonperforming loan ratio went up to 5.1% in the second quarter of 2006, with a 1.1 percentage point growth in relation to the previous period. As a result of this alteration, we observed a rise of R$ 477 million in the balance of loan transactions overdue more than 60 days and in the total balance of the loan portfolio. If the previous criteria were maintained, the amount of the write-off of loans against the allowance for loan losses would total R$ 981 million in the second quarter of 2006, against a total of R$ 504 million determined by the new criteria.

In the second quarter of 2006, the balance of the overdue portfolio exceeded the balance of the allowances for loan losses by R$ 95 million, which corresponds to a variation of R$ 165 million in relation to the difference between the balances of the previous quarter.

The coverage ratio - calculated by dividing the balance of the provision for doubtful loans by the balance of loans overdue for more than 60 days - amounted to 163.9% at the end of the period, reflecting the impact of the growth of overdue transactions. In view of the current economic prospects, we consider this level adequate for the development of our activities.

NONPERFORMING LOANS

                                                                      R$ Million

--------------------------------------------------------------------------------------
                                      JUNE 30, 06(*)      JUNE 30, 06     MARCH 31, 06
--------------------------------------------------------------------------------------
Total Nonperforming Loans (a)                  3,423            2,946            2,585
Credit Portfolio (b)                          67,383           66,906           63,969
NPL Ratio [ (a) / (b) ] x 100                    5.1%             4.4%             4.0%
--------------------------------------------------------------------------------------

(*)  Altering the criterion of write-off against allowances.
(a)  Loans overdue for more than 60 days, and which did not accrue revenues.
(b)  Endorsements and Sureties not included.

ABNORMAL PORTFOLIO (*)

                                                                      R$ Million

--------------------------------------------------------------------------------------
                                        JUNE 30, 06      MARCH 31, 06  DECEMBER 31, 05
--------------------------------------------------------------------------------------
Abnormal Portfolio                             5,704            4,928            3,959
Provision for Loan Losses                     (5,609)          (4,668)          (4,107)
Difference                                       (95)            (260)             149
--------------------------------------------------------------------------------------

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

(*)  Provision for Loan and Lease Losses / Total Nonperforming Loans

16   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

BANKING SERVICE FEES

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         VARIATION      VARIATION
                                                           2Q06        1Q06        1H06        1H05     2Q06 - 1Q06    1H06 - 1H05
----------------------------------------------------------------------------------------------------------------------------------
Asset Management                                              462         449         911         813            13             98
    Mutual Fund Management Fees                               435         434         869         787             2             83
    Income from Administration of Consortia                    27          15          42          26            12             16
Current Account Services                                      375         365         739         683            10             56
Credit Operations and Guarantees Provided                     390         388         778         568             3            210
    Credit Operations                                         364         360         724         521             3            203
    Income from Guarantees Provided                            26          27          54          47            (1)             7
Collection Services                                           207         224         431         402           (17)            29
    Collection                                                103         109         212         192            (5)            19
    Interbank Fees (Bills, Checks and Documents)               51          53         104          99            (2)             5
    Tax Collection                                             53          63         116         111            (9)             5
Credit Cards                                                  502         487         989         895            16             94
Others                                                        190         210         400         285           (19)           115
    Foreign Exchange Services                                   7           7          14          20            (0)            (6)
    Brokerage Services                                         50          59         109          54            (9)            55
    Income from Inquiries of the Serasa Databases              54          50         103          82             4             21
    Custody Services and Managed Portfolios                    21          19          40          28             2             12
    Financial and Economic Advisory Services                   19          21          40          20            (2)            20
    Other Services                                             40          54          94          81           (14)            13
----------------------------------------------------------------------------------------------------------------------------------
  Total                                                     2,127       2,121       4,249       3,646             6            602
----------------------------------------------------------------------------------------------------------------------------------

During the second quarter of 2006, Banking Service Fees totaled R$ 2,127 million, compared to R$ 2,121 million in the first quarter of the year.

The coverage index of Banking Service Fees to Non-Interest Expenses was 79% in the second quarter of 2006, compared to 76% in the prior quarter. Considering only Personnel Expenses, Banking Service Fees showed a coverage index of 201%, against 187% in the previous period.

The significant 80% increase in Income from Administration of Consortia, which reached R$ 27 million in the quarter, is due to the non-recurring effect of the payment of management fees by customers who withdrew from the consortium before the termination of their groups.

The R$ 10 million growth in Current Account Services, amounting to R$ 375 million in the second quarter of 2006, was driven by the improved efficiency in the collection of charges.

The increase in revenues from Credit Operations is a result of the continuous growth in the volume of vehicle financing and leasing transactions.

Tax Collection services declined by R$ 9 million chiefly due to the seasonal effect of receipt of taxes such as IPVA, IPTU and DPVAT, highly concentrated at the beginning of the year.

The R$ 16 million growth in Revenues from Credit Cards, which reached R$ 502 million in the second quarter of 2006, is mainly attributable to the increased volume of transactions.

During the second quarter of 2006, the volume of primary offerings of shares of large companies coordinated by Itau was lower than it was in the first quarter of the year. Such variation was the main driver of the changes seen in Brokerage Services and revenues from Other Services.

COVERAGE INDEX OF BANKING SERVICE FEES AS A PERCENTAGE OF
NON-INTEREST EXPENSES (*)

                              [CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes).

NUMBER OF ACTIVE CLIENTS (*) AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average 3-month account balance not null.

17   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON-INTEREST EXPENSES

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         VARIATION      VARIATION
                                                          2Q06        1Q06        1H06        1H05      2Q06 - 1Q06    1H06 - 1H05
----------------------------------------------------------------------------------------------------------------------------------
Personnel Expenses                                          1,058       1,132       2,190       1,927           (75)           263
----------------------------------------------------------------------------------------------------------------------------------
  Remuneration                                                596         607       1,203       1,057           (11)           145
  Charges                                                     186         182         368         326             4             42
  Social Benefits                                             156         166         322         286           (10)            36
  Training                                                     21          10          30          26            11              5
  Employee Termination and Labor Claims                        99         167         267         233           (68)            34
----------------------------------------------------------------------------------------------------------------------------------
Other Administrative Expenses                               1,289       1,229       2,518       2,280            59            239
----------------------------------------------------------------------------------------------------------------------------------
  Data Processing and Telecommunication                       292         291         583         558             1             25
  Depreciation and Amortization                               139         139         278         296             0            (18)
  Premises                                                    183         181         364         331             2             33
  Third-Party Services                                        219         217         436         384             2             52
  Financial System Service                                     98         107         205         172            (9)            33
  Advertising, Promotions and Publications                    131          77         208         146            54             62
  Transportation                                               54          51         105          92             2             13
  Materials                                                    48          47          94          70             1             25
  Security                                                     39          38          77          66             1             11
  Legal and Judicial                                           16          16          32          40             0             (8)
  Travel                                                       16          11          27          21             4              6
  Others                                                       55          55         109         102            (0)             7
----------------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                      299         335         634         544           (36)            90
----------------------------------------------------------------------------------------------------------------------------------
  Provision for contingencies                                 108          99         207         236             9            (29)
    Tax and Social Security                                    18          25          43          27            (7)            16
    Civil Lawsuits                                             90          74         164         183            15            (19)
    Others                                                      0           -           0          26             0            (26)
  Sales - Credit Cards                                         77          68         145         124             9             21
  Claims                                                       42          54          96          75           (12)            22
  Others                                                       72         114         186         109           (42)            77
----------------------------------------------------------------------------------------------------------------------------------
Tax Expenses                                                   66          82         146         193           (16)           (47)
----------------------------------------------------------------------------------------------------------------------------------
  CPMF                                                         41          58          99         155           (17)           (56)
  Other taxes                                                  25          24          47          38             1              9
----------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST EXPENSES                                 2,711       2,779       5,489       4,944           (68)           545
----------------------------------------------------------------------------------------------------------------------------------

Non-Interest Expenses totaled R$ 2,711 million in the second quarter of 2006, decreasing by 2.4% when compared to the first quarter.

PERSONNEL EXPENSES

The R$ 75 million (i.e. 6.5%) decline from the previous quarter is mainly attributable to lower labor claim expenses.

Training expenses, up R$ 11 million, are historically higher in the second than in the first quarter of the year (seasonal effect).

OTHER ADMINISTRATIVE EXPENSES

Other Administrative Expenses reached R$ 1,289 million in the second quarter of 2006, compared to R$ 1,229 million in the first quarter, corresponding to a R$ 59 million increase, or 4.8%.

Such increase was mainly driven by advertising, promotion and publication expenses, up R$ 54 million mostly as a result of advertising campaigns during the Soccer World Cup.

Other lines remained virtually unaltered from the previous quarter.

NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

NUMBER OF EMPLOYEES (*)

                              [CHART APPEARS HERE]

(*)  -   Includes Orbitall and Intercap bank sales promoting company as from
         Dec/04.
     -   Includes Credicard Itau employees as from Jun/06.
     - Includes the FIC (Financeira Itau CBD) which is 100% consolidated, although Itau's holding is limited to 50%.

18   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

OTHER OPERATING EXPENSES

Other Operating Expenses added up to R$ 299 million in the second quarter of 2006, declining by R$ 36 million compared to the prior quarter.

Itau has taken strong steps in order to reduce losses from frauds, such as the implementation of debit cards with chips and security cards to access Bankline. These actions helped to reduce fraud expenses by R$ 12 million during the quarter.

Sales efforts carried out by Credicard Itau were the main drivers of the R$ 9 million increase in credit card selling expenses quarter-on-quarter, leading to growth both in the customer base and revenues from credit card services.

EFFICIENCY RATIO (1)

The efficiency ratio stood at 43.5%, declining by 1.7 percentage point compared to the prior quarter, primarily as a result of lower non-interest

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

TAX EXPENSES FOR CPMF AND OTHER TAXES

Tax expenses decreased by 19.7% compared to the previous quarter, totaling R$ 66 million in the second quarter of 2006. The main driver of this drop was the 29.7% decline in CPMF expenses. During the first quarter of 2006, CPMF expenses were higher because of corporate restructurings and supplementary payments of interest on own capital for 2005, in March of 2006.

INTERNET BANKING CUSTOMERS

                              [CHART APPEARS HERE]

On June 30, 2006, the number of registered Internet Banking customers reached
4.5 million, of which approximately 1.9 million accessed Bankline in Jun/06.

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Does not include Taii

At the end of the second quarter of 2006, our network comprised 25,704 points of service, with the addition of 189 new units.

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

-------------------------------------------------------------------------------------------------------------------------
                  ATM                                       CONTACT CENTERS

                                         AUTOMATED   INTERACTIVE     CUSTOMER                   PURCHASES
              USUAL                     PROGRAMMED       VOICE       SERVICE    HOME & OFFICE     USING
 PERIOD    TRANSACTION    WARNING (*)     DEBIT        RESPONSE       AGENT        BANKING      DEBIT CARD     TOTAL
-------------------------------------------------------------------------------------------------------------------------
2002                946           192           284           179            52           344            89         2,086
-------------------------------------------------------------------------------------------------------------------------
2003              1,033           586           302           188            53           440           121         2,723
-------------------------------------------------------------------------------------------------------------------------
2004              1,074           692           322           170            48           525           158         2,987
-------------------------------------------------------------------------------------------------------------------------
2005              1,108           656           375           173            67           646           203         3,228
-------------------------------------------------------------------------------------------------------------------------
   1Q05             277           156            88            43            16           149            45           773
   2Q05             272           158            92            43            17           157            46           784
   3Q05             274           167            96            42            17           168            51           815
   4Q05             285           175            99            46            17           172            61           855
-------------------------------------------------------------------------------------------------------------------------
2006                558           303           198            85            29           356           112         1,642
-------------------------------------------------------------------------------------------------------------------------
   1Q06             284           156            99            43            16           178            56           831
   2Q06             274           147            99            42            14           178            56           811
-------------------------------------------------------------------------------------------------------------------------

(*)  Transaction through warning screen on ATM.

               Non-Interest Expenses (Personnel Expenses + Other Administrative
                   Expenses + Other Operating Expenses + Tax Expenses for
     Efficiency                   CPMF and Other Taxes)
(1)  Ratio=    -----------------------------------------------------------------
               (Managerial Financial Margin + Banking Service Fees + Operating
                  Result of   Insurance, Capitalization and Pension Plans +
                   Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

19   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

TAX EXPENSES FOR ISS, PIS AND COFINS

Tax expenses totaled R$ 391 million in the second quarter of 2006, down 8.1% from the prior quarter. In the second quarter of 2006, certain events seen in the first quarter of the year did not reoccur, such as the recognition of income and expenses relating to deposits and liabilities associated with tax and social security funds, and the receipt of interest on own capital paid by other group companies. These items impacted chiefly PIS and Cofins expenses for the period.

NON OPERATING INCOME

Non-Operating Income reached R$ 29 million in the second quarter of 2006, primarily as a result of gains on the disposal of the investments in shares and quotas in companies.

EXTRAORDINARY RESULT

In the second quarter of 2006, extraordinary result refers to a R$ 98 million expense for the amortization of goodwill on the acquisition of shares, due to the decision to increase our shareholding in Banco BPI from 16.4% in March to 17.5% in June 2006.

INCOME TAX AND SOCIAL CONTRIBUTION

The net expense for Income Tax and Social Contribution on Net Income amounted to R$ 670 million in the second quarter of 2006, compared to R$ 449 million in the previous quarter, representing a 49.2% growth. This growth is primarily due to the lower deduction of Interest on Own Capital in the second quarter of 2006 compared to the prior period. The Brazilian tax law allows companies to distribute dividends as Interest on Own Capital (JCP). Such distribution entails a tax benefit, as Interest on Own Capital is tax-deductible, while dividends are not. However, the deduction of JCP is essentially limited to the amount corresponding to the multiplication of stockholders' equity by the Long-Term Interest Rate (TJLP) for the period. .

Itau has distributed earnings as Interest on Own Capital for some years now. However, the accumulated amounts in the first half of the year are in excess of the deduction cap, as a result, among other reasons, of the reduction in the TJLP, which stood at 8.15% p.y. on June 30, 2006. Accordingly, a portion of the earnings will be distributed as dividends.

It should be pointed out that, although JCP is subject to withholding taxes at the rate of 15%, net amounts to be received by stockholders will be the same

                                                                                 R$ Million
-------------------------------------------------------------------------------------------
                                                      2ND Q./06     1ST Q./06     VARIATION
-------------------------------------------------------------------------------------------
Income Before Income Tax and Social
 Contribution                                             2,355         2,358            (3)
-------------------------------------------------------------------------------------------
Income Tax and Social Contribution At the Rates
 of 25% and 9%, Respectively, (A)                          (801)         (802)            1
-------------------------------------------------------------------------------------------
(Inclusions) Exclusions and Others (B)                       68            70            (1)
   Exchange Variation on Investments Abroad                   7          (156)          163
   Interest on Own Capital                                   71           189          (118)
   Others                                                    (9)           37           (46)
-------------------------------------------------------------------------------------------
Sub Total (C) = (A) + (B)                                  (732)         (732)           (0)
-------------------------------------------------------------------------------------------
   Reclassification of Exchange Variation on
    Investments Abroad (D)                                    2            (3)            6
   Reclassification of Tax Effects from Hedge of
    Investments Abroad (E)                                   60           286          (226)
-------------------------------------------------------------------------------------------
Income Tax and Social Contribution (C)+(D)+(E)             (670)         (449)         (221)
-------------------------------------------------------------------------------------------

Finally, the ratio derived from the division of the deferred tax asset balances by the stockholders' equity reached 31.1% in the second quarter of 2006, a 1.2 percentage point change in comparison with the prior quarter, maintaining the reduction trend observed in this indicator.

DEFERRED TAX ASSETS VS. STOCKHOLDERS' EQUITY (%)

                              [CHART APPEARS HERE]

20   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHIC APPEARS HERE]

     PRO FORMA FINANCIAL STATEMENT

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ALLOCATED CAPITAL

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to take into consideration the regulatory model and the fixed asset ratio.

This makes it possible to determine the Risk-Adjusted Return on Capital (RAROC), which corresponds to a measure of performance consistently adjusted to the necessary capital to provide support for the risk of the asset and liability positions assumed.

The adjustments to the balance sheet and statement of income of the period were based on managerial information from the business units.

The Corporation column shows the result associated with the excess of capital and subordinated debt, as well as equity in the earnings of companies that are not associated to one of the segments. Moreover, the adjustment referring to minority interests in subsidiaries and the extraordinary result were allocated to the Corporation column.

The tax effects of the payment of interest on capital of each segment were reversed and reallocated proportionally to the amount of Tier 1 allocated capital, while the financial statements were adjusted such that the book stockholders' equity was replaced by funding at market prices. Subsequently, the financial statements were adjusted to incorporate the revenues connected with the allocated capital. Finally, the cost of the subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, in accordance with the allocated Tier 1 capital.

Next, we show a diagram of the alterations carried out in the financial statements in such a way as to reflect the impacts of the allocation of capital.

                     ADJUSTMENTS TO THE FINANCIAL STATEMENTS

     Return on                                                                     Return on
   Stockholders'                                                                Allocated Tier I
      Equity             Adjustment in the        The financial statements           Capital
                        Financial Statements     were adjusted to include
    Net Income           to replace the net      allocated capital (Tier I         Pro Forma
                           book value of             and II) based on             Net Income
Stockholders' Equity    Stockholders' Equity       proprietary models, as
                          and Subordinated        well as their respective      Allocated Tier I
                         Debt with funding at     revenues (CDI) and expenses         Capital
                           market prices.          (cost of subordinated
                                                          debt).

23   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

We show below pro forma financial statements of Itaubanco, Itau BBA and Itaucred that use managerial information generated by the internal models, in such a way as to reflect more accurately the performance of the business units.

ON JUNE 30, 2006
                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                        ASSETS                              ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                                    130,364         44,336         19,947          2,292        169,458
Cash and Cash Equivalents                                         2,266            136              -              0          2,402
Short-term Interbank Deposits                                    39,020         12,005              -            365         27,619
  Short-term Interbank Deposits - Intercompany                   14,702          8,619              -              -              -
  Other                                                          24,318          3,386              -            365         27,619
Securities                                                       26,270         11,888              -          1,459         37,023
Interbank and Interbranch Accounts                               13,799             30              -              0         13,801
Loans                                                            28,293         17,853         21,236              -         67,382
(Allowance for Loan Losses)                                      (3,647)          (319)        (1,642)             -         (5,609)
Other Assets                                                     24,363          2,744            352            468         26,840
Permanent Assets                                                  2,021            109            141            684          2,954
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    132,384         44,445         20,088          2,976        172,413
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                      LIABILITIES                           ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                               122,193         40,184         18,018            750        153,664
Deposits                                                         52,577         20,052              1              -         52,921
  Deposits - Intercompany                                         4,707         14,702              -              -              -
  Other                                                          47,870          5,350              1              -         52,921
Securities Repurchase Agreements                                 11,191          5,734         15,043              -         27,606
  Securities Repurchase Agreements - Intercompany                 3,912            250              -              -              -
  Other                                                           7,279          5,484         15,043              -         27,606
Funds from Acceptances and Issue of Securities                    6,758            580              -              -          6,791
Interbank and Interbranch Accounts                                2,279            714              0              -          2,964
Borrowings                                                        2,235          5,595             96              -          7,927
Derivative Financial Instruments                                  1,346          2,891              -             38          2,507
Other Liabilities                                                29,398          4,619          2,877            911         36,539
Technical Provisions of Insurance, Capitalization and
 Pension Plans                                                   16,409              -              -              -         16,409
Deferred Income                                                      56             11              -              -             67
Minority Interest in Subsidiaries                                     -              -              -          1,126          1,126
Allocated Capital Tier I                                         10,136          4,249          2,070          1,100         17,555
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                               132,384         44,445         20,088          2,976        172,413
-----------------------------------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT
                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                    2ND QUARTER/06                          ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                       2,609            361            922             28          3,920
o Banking Operations                                              2,398            255            922             28          3,603
o Treasury                                                          115             67              -              -            182
o Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects                                          96             39              -              -            135

Result from Loan Losses                                            (799)            46           (473)             0         (1,226)
 Provision for Loan and Lease Losses                               (968)            37           (512)             0         (1,443)
 Recovery of Credits Written Off as Losses                          169              9             39              -            217

Net Result from Financial Operations                              1,809            407            450             28          2,694

Other Operating Income/(Expenses)                                  (223)            22           (272)           111           (362)
 Banking Service Fees                                             1,708            110            311             (1)         2,127
 Operating Result of Insurance, Capitalization and
  Pension Plans                                                     292              0              0              -            292
 Non-Interest Expenses                                           (2,031)          (145)          (509)           (28)        (2,711)
 Tax Expenses for ISS, PIS and COFINS                              (264)           (30)           (92)            (4)          (391)
 Equity in the Earnings of Associated Companies                       -              -              -             37             37
 Other Operating Income                                              72             86             18            107            283

Operating Income                                                  1,586            429            177            139          2,332

Non-Operating Income                                                 10             (0)            (0)            19             29

Income Before Tax and Profit Sharing                              1,597            429            177            158          2,361
Income Tax and Social Contribution                                 (482)          (116)           (53)           (19)          (670)
Extraordinary Results                                                 -              -              -            (98)           (98)
Profit Sharing                                                      (88)           (16)            (3)            (1)          (108)
Minority Interests                                                    -              -              -             14             14

 Net Income                                                       1,026            298            121             53          1,498
-----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital               42.1%          27.7%          23.7%          21.6%          35.1%
-----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                   46.0%          27.4%          43.9%          21.5%          43.5%
-----------------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

24   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ON MARCH 31, 2006
                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                        ASSETS                              ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                                    125,186         44,278         17,531          2,371        161,509
Cash and Cash Equivalents                                         2,258             73              -              0          2,332
Short-term Interbank Deposits                                    34,226         12,336              -            473         22,362
 Short-term Interbank Deposits - Intercompany                    16,296          7,849              -              -              -
 Other                                                           17,930          4,487              -            473         22,362
Securities                                                       24,966         11,556              -          1,461         35,601
Interbank and Interbranch Accounts                               13,467             42              -              0         13,471
Loans                                                            27,506         17,817         18,646              -         63,969
(Allowance for Loan Losses)                                      (2,953)          (347)        (1,368)             -         (4,668)
Other Assets                                                     25,715          2,801            252            436         28,442
Permanent Assets                                                  2,039            101            122            652          2,914
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    127,225         44,378         17,653          3,023        164,423
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                      LIABILITIES                           ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                               117,794         40,012         15,625            817        146,390
Deposits                                                         51,662         20,997             (0)            90         51,688
 Deposits - Intercompany                                          4,284         16,296              -              -              -
 Other                                                           47,378          4,701             (0)            90         51,688
Securities Repurchase Agreements                                  7,554          5,024         13,049              -         21,915
 Securities Repurchase Agreements - Intercompany                  3,565            118              -              -              -
 Other                                                            3,989          4,906         13,049              -         21,915
Funds from Acceptances and Issue of Securities                    6,719            538              -              -          6,714
Interbank and Interbranch Accounts                                1,756            553              0              -          2,271
Borrowings                                                        2,363          5,770             68              -          8,201
Derivative Financials Instrument                                  1,426          2,477              -             33          2,290
Other Liabilities                                                30,775          4,652          2,508            693         37,773
Technical Provisions of Insurance, Capitalization and
Pension Plans                                                    15,538              -              -              -         15,538
Deferred Income                                                      61             12              -              -             73
Minority Interest in Subsidiaries                                     -              -              -          1,341          1,341
Allocated Capital Tier I                                          9,371          4,354          2,028            865         16,619
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                               127,225         44,378         17,653          3,023        164,423
-----------------------------------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                           ------------------------------------------------------------------------
                    1ST QUARTER/06                          ITAUBANCO       ITAU BBA       ITAUCRED     CORPORATION        ITAU
-----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                       2,543            611            819            114          4,087
o Banking Operations                                              2,428            281            819            114          3,642
o Treasury                                                           11            285              -              -            296
o Management of Foreign Exchange Risk from Investments
Abroad - net of tax effects                                         104             44              -              -            149

Result from Loan Losses                                            (929)            13           (371)             -         (1,287)
 Provision for Loan and Lease Losses                             (1,045)             1           (401)             -         (1,445)
 Recovery of Credits Written Off as Losses                          117             12             30              -            159
Net Result from Financial Operations                              1,615            624            448            114          2,801

Other Operating Income/(Expenses)                                  (349)           (63)          (264)            12           (664)
 Banking Service Fees                                             1,721            131            270             (1)         2,121
 Operating Result of Insurance, Capitalization and
  Pension Plans                                                     224              1              0              -            226
 Non-Interest Expenses                                           (2,065)          (168)          (484)           (62)        (2,779)
 Tax Expenses for ISS, PIS and COFINS                              (299)           (39)           (74)           (13)          (425)
 Equity in the Earnings of Associated Companies                       -              -              -             61             61
 Other Operating Income                                              69             12             24             27            132

Operating Income                                                  1,266            561            184            126          2,137

Non-Operating Income                                                 (3)             2              0             (0)            (2)

Income Before Tax and Profit Sharing                              1,262            563            184            125          2,135
Income Tax and Social Contribution                                 (289)          (125)           (41)             6           (449)
Extraordinary Results                                                 -              -              -            (17)           (17)
Profit Sharing                                                     (113)           (48)            (5)            (1)          (167)
Minority Interests                                                    -              -              -            (42)           (42)

 Net Income                                                         860            390            138             71          1,460
-----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital               40.5%          36.0%          29.7%          20.4%          36.3%
-----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                   48.5%          23.4%          46.6%          49.3%          45.2%
-----------------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
     The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

25   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

Set out below are the pro forma financial statements of the subsegments Banking, Credit Cards - Current Account Holders, Insurance, Pension Plans and Capitalization, Funds Management and Managed Portfolios of Itaubanco, adjusted in such a way as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

ON JUNE 30, 2006
                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                           -------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,
                                                               ACCOUNT       CAPITALIZATION AND
                ASSETS                     BRANCH BANKING      HOLDERS          PENSION PLANS     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                      105,319            5,945               19,100        130,364
Cash and Cash Equivalents                           2,167               80                   19          2,266
Short-term Interbank Deposits                      37,873            1,147                    -         39,020
Securities                                          8,386              676               17,208         26,270
Interbank and Interbranch Accounts                 13,799                -                    -         13,799
Loans                                              24,817            3,476                    -         28,293
(Allowance for Loan Losses)                        (3,219)            (429)                   -         (3,647)
Other Assets                                       21,495              994                1,873         24,363
Permanent Assets                                    1,414              403                  203          2,021
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      106,733            6,348               19,303        132,384
--------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                           -------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,
                                                               ACCOUNT       CAPITALIZATION AND
              LIABILITIES                  BRANCH BANKING      HOLDERS          PENSION PLANS     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                  98,830            5,509               17,853        122,193
Deposits                                           52,577                -                    -         52,577
Securities Repurchase Agreements                   11,191                -                    -         11,191
Funds from Acceptances and
 Issue of Securities                                6,758                -                    -          6,758
Interbank and Interbranch Accounts                  2,279                -                    -          2,279
Borrowings                                          2,127              108                    -          2,235
Derivative Financial Instruments                    1,346                -                    -          1,346
Other Liabilities                                  22,553            5,401                1,444         29,398
Technical Provisions                                    -                -               16,409         16,409
Deferred Income                                        55                0                    0             56
Minority Interest in Subsidiaries                       -                -                    -              -
Allocated Capital Tier I                            7,847              838                1,450         10,136
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                 106,733            6,348               19,303        132,384
--------------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ITAUBANCO
                                           ---------------------------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,       PORTFOLIO UNDER
                                                               ACCOUNT       CAPITALIZATION AND   MANAGEMENT AND
            2ND QUARTER/06                 BRANCH BANKING      HOLDERS          PENSION PLANS      MUTUAL FUNDS      CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                         2,181              289                  139                 -            2,609
o Banking Operations                                1,970              289                  139                 -            2,398
o Treasury                                            115                -                    -                 -              115
o Management of Foreign Exchange Risk
  from Investments
Abroad - net of tax effects                            96                -                    -                 -               96

Result from Loan Losses                              (710)             (90)                   -                 -             (799)
 Provision for Loan and Leas  e Losses               (866)            (102)                   -                 -             (968)
 Recovery of Credits
  Written Off as Losses                               156               13                    -                 -              169

Net Result from Financial Operations                1,471              199                  139                 -            1,809

Other Operating Income/(Expenses)                    (510)              56                  133                99             (223)
 Banking Service Fees                                 849              354                   53               453            1,708
 Transfer to Banking                                  210                -                    -              (210)               -
 Operating Result of Insurance,
  Capitalization and Pension Plans                     46                -                  246                 -              292
 Non-Interest Expenses                             (1,490)            (271)                (150)             (121)          (2,031)
 Tax Expenses for ISS, PIS and COFINS                (166)             (52)                 (24)              (23)            (264)
 Other Operating Income                                40               25                    8                 -               72

Operating Income                                      961              255                  272                99            1,586

Non-Operating Income                                    4                0                    6                 -               10

Income Before Tax and Profit Sharing                  965              255                  278                99            1,597
Income Tax and Social Contribution                   (269)             (85)                 (88)              (41)            (482)
Profit Sharing                                        (63)              (8)                  (3)              (13)             (88)
Net Income                                            632              162                  187                45            1,026
----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average  Tier I
 Allocated Capital                                   33.1%            93.0%                52.8%                              42.1%
----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                     47.1%            44.0%                35.6%                              46.0%
----------------------------------------------------------------------------------------------------------------------------------

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

26   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON MARCH 31, 2006

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                           -------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,
                                                               ACCOUNT       CAPITALIZATION AND
                ASSETS                     BRANCH BANKING      HOLDERS          PENSION PLANS     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                      100,876            6,398               17,913        125,186
Cash and Cash Equivalents                           2,152               73                   33          2,258
Short-term Interbank Deposits                      32,851            1,218                  157         34,226
Securities                                          8,152              779               16,036         24,966
Interbank and Interbranch Accounts                 13,467                -                    -         13,467
Loans                                              24,120            3,386                    -         27,506
(Allowance for Loan Losses)                        (2,834)            (119)                   -         (2,953)
Other Assets                                       22,967            1,062                1,687         25,715
Permanent Assets                                    1,682              152                  205          2,039
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      102,557            6,550               18,118        127,225
--------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                           -------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,
                                                               ACCOUNT       CAPITALIZATION AND
              LIABILITIES                  BRANCH BANKING      HOLDERS          PENSION PLANS     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                  95,057            5,998               16,739        117,794
Deposits                                           51,662                -                    -         51,662
Securities Repurchase Agreements                    7,554                -                    -          7,554
Funds from Acceptances and
 Issue of Securities                                6,719                -                    -          6,719
Interbank and Interbranch Accounts                  1,756                -                    -          1,756
Borrowings                                          2,223              140                    -          2,363
Derivative Financial Instruments                    1,425                -                    1          1,426
Other Liabilities                                  23,716            5,858                1,200         30,775
Technical Provisions                                    -                -               15,538         15,538
Deferred Income                                        61                -                    0             61
Minority Interest in Subsidiaries                       -                -                    -              -
Allocated Capital Tier I                            7,440              552                1,379          9,371
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                 102,557            6,550               18,118        127,225
--------------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ITAUBANCO
                                           ---------------------------------------------------------------------------------------
                                                            CREDIT CARDS -       INSURANCE,       PORTFOLIO UNDER
                                                               ACCOUNT       CAPITALIZATION AND   MANAGEMENT AND
            1ST QUARTER/06                 BRANCH BANKING      HOLDERS          PENSION PLANS      MUTUAL FUNDS      CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                         2,102              283                  158                 -            2,543
o Banking Operations                                1,987              283                  158                 -            2,428
o Treasury                                             11                -                    -                 -               11
o Management of Foreign Exchange Risk
  from Investments
Abroad - net of tax effects                           104                -                    -                 -              104

Result from Loan Losses                              (833)             (95)                   -                 -             (929)
 Provision for Loan and Lease Losses                 (939)            (106)                   -                 -           (1,045)
 Recovery of Credits Written Off as Losses            106               11                    -                 -              117

Net Result from Financial Operations                1,269              188                  158                 -            1,615

Other Operating Income/(Expenses)                    (571)              56                   44               122             (349)
 Banking Service Fees                                 854              356                   52               460            1,721
 Transfer to Banking                                  212                -                    -              (212)               -
 Operating Result of Insurance,
  Capitalization and Pension Plans                     38                -                  186                 -              224
 Non-Interest Expenses                             (1,514)            (273)                (174)             (103)          (2,065)
 Tax Expenses for ISS, PIS and COFINS                (194)             (51)                 (31)              (23)            (299)
 Other Operating Income                                33               25                   11                 -               69

Operating Income                                      698              244                  202               122            1,266

Non-Operating Income                                   (9)               1                    5                 -               (3)

Income Before Tax and Profit Sharing                  688              245                  207               122            1,262
Income Tax and Social Contribution                   (113)             (76)                 (48)              (53)            (289)
Profit Sharing                                        (78)             (12)                  (2)              (21)            (113)
Net Income                                            498              157                  158                48              860
----------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I
 Allocated Capital                                   30.4%           103.4%                47.2%                              40.5%
----------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                     49.7%            44.6%                46.3%                              48.5%
----------------------------------------------------------------------------------------------------------------------------------

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

27   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BANKING

The statement of income of the Banking subsegment of Itaubanco below is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

-----------------------------------------------------------------------------------------------
       ITAUBANCO - BRANCH BANKING            2ND Q./06        1ST Q./06          VARIATION
-----------------------------------------------------------------------------------------------
Managerial Financial Margin                         2,181            2,102                   79
o Banking Operations                                1,970            1,987                  (17)
o Treasury                                            115               11                  104
o Management of Foreign Exchange Risk
  from Investments
Abroad - net of tax effects                            96              104                   (8)

Result from Loan Losses                              (710)            (833)                 123
 Provision for Loan and Lease Losses                 (866)            (939)                  73
 Recovery of Credits Written
  Off as Losses                                       156              106                   50

Net Result from Financial Operations                1,471            1,269                  202

Other Operating Income / (Expenses)                  (510)            (571)                  61
 Banking Service Fees                               1,059            1,065                   (6)
 Operating Result of Insurance,
  Capitalization and Pension Plans                     46               38                    8
 Non-Interest Expenses                             (1,490)          (1,514)                  24
 Tax Expenses for ISS, PIS and COFINS                (166)            (194)                  29
 Other Operating Income                                40               33                    7

Operating Income                                      961              698                  263

 Non-Operating Income                                   4               (9)                  13

Income Before Tax and Profit Sharing                  965              688                  276
Income Tax and Social Contribution                   (269)            (113)                (157)
Profit Sharing                                        (63)             (78)                  15

 Net Income                                           632              498                  135
-----------------------------------------------------------------------------------------------

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

In the second quarter of 2006, the net income of Itaubanco's Banking segment reached R$ 632 million, which corresponds to a rise of 27.1% in relation to the previous quarter.

The managerial financial margin totaled R$ 2,181 million in the period, corresponding to an increase of R$ 79 million in relation to the previous quarter. This growth is associated with the performance of treasury, which in the period achieved gains in its dollar-linked positions, particularly in the Brazilian derivative markets. Expenses for the allowance for loan losses amounted to R$ 866 million, showing a reduction of 7.8% in relation to the previous period, associated basically with the assignment of loan transactions.

Banking service fees totaled R$ 1,059 million in the period, suffering the impact of the seasonal reduction of revenues from collections involving the receipt of taxes, such as IPVA, IPTU and DPVAT, the payment of which is concentrated in the beginning of the year.

Non-interest expenses added up to R$ 1,490 million, showing a reduction of R$ 24 million in relation to the previous quarter. This fall refers basically to the impact of lower expenses with labor legal proceedings.

The reduction of R$ 29 million in tax expenses was a result of lower revenues, associated with nonrecurring events in the second quarter of 2006, as well as to the reduction of the receipt of Interest on Net Equity paid between companies of the conglomerate, which mainly affected the expenses for PIS and Cofins.

The R$ 157 million increase in Income Tax and Social Contribution on Net Income is basically associated with the 40.1% increase in net income before taxation, as well as with the decrease in the effect of tax benefit associated with the payment of Interest on Net Equity, as explained on page 19 of this report.

28   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

                                                                      R$ Million

-----------------------------------------------------------------------------------------------
ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS   2ND Q./06        1ST Q./06           VARIATION
-----------------------------------------------------------------------------------------------
Managerial Financial Margin                           289              283                    5
Result from Loan Losses                               (90)             (95)                   6
 Provision for Loan and Lease Losses                 (102)            (106)                   4
 Recovery of Credits Written Off as Losses             13               11                    2
Net Result from Financial Operations                  199              188                   11
Other Operating Income / Expenses                      56               56                   (0)
 Banking Service Fees                                 354              356                   (2)
 Non-Interest Expenses                               (271)            (273)                   3
 Tax Expenses for ISS, PIS and COFINS                 (52)             (51)                  (1)
 Other Operating Income                                25               25                   (0)
Operating Income                                      255              244                   11
 Non-Operating Income                                   0                1                   (0)
Income Before Tax and Profit Sharing                  255              245                   11
Income Tax and Social Contribution                    (85)             (76)                  (9)
Profit Sharing                                         (8)             (12)                   3
Net Income                                            162              157                    5
-----------------------------------------------------------------------------------------------

The net income from the Credit Card - Current Account Holders segment reached R$ 162 million in the second quarter of 2006, up 3.1% from the previous quarter.

The managerial financial margin was impacted by the 8.4% growth in the volume of financing. This fact, coupled with enhanced results from doubtful loans, had a positive effect on gross revenues from financial intermediation, with a 5.8% growth in the second quarter of the year.

Service income, as well as the other operating income and expense items, remained stable from the prior quarter.

The volume of transactions in the period totaled R$ 4,543 million, a 5.4% growth quarter-on-quarter.

In June 2006, 81.7% of Itaucard accounts were active (accounts that received bills), and 79.2% of these customers used their credit cards in the last month, charging an average of R$1,233.88 per account in the quarter.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

The market share of the volume of transactions was computed based on total market figures provided by Associacao Brasileira das Empresas de Cartoes de Credito e Servicos - Abecs (Brazilian Association of Credit Card and Service Companies).

MARKET-SHARE

                              [CHART APPEARS HERE]

29   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

The pro forma financial statements below were prepared using internal information from the Itau managerial model and have the objective of presenting the performance of the businesses connected with the area.

ON JUNE 30, 2006
                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
                 ASSETS                  INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Current and Long-Term assets                   2,858           15,136            1,232           19,100
  Cash and Cash Equivalents                       16                2                1               19
  Securities                                   1,399           14,688            1,185           17,208
  Other Assets                                 1,442              446               46            1,873
Permanent Assets                                 157                5               49              203
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   3,014           15,141            1,281           19,303
-------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
               LIABILITIES               INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities              2,510           14,282            1,195           17,853
  Technical Provisions - Insurance             1,354              332                -            1,687
  Technical Provisions - Pension Plans             1           13,649                -           13,650
  Technical Provisions - Capitalization            -                -            1,079            1,072
  Other Liabilities                            1,154              300              116            1,444
Allocated Capital Tier I                         505              859               87            1,450
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              3,014           15,141            1,281           19,303
-------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT
                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
           2ND QUARTER / 2006            INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans
 and Capitalization                              541            1,105              241            1,883
  Revenues from Insurance (a)                    541              122                -              664
  Revenues from Pension Plans (b)                  -              982                -              982
  Revenues from Capitalization (c)                 -                -              241              237

Changes in Technical Reserves                    (23)            (494)            (182)            (696)
  Insurance (d)                                  (23)             (15)               -              (38)
  Pension Plans (e)                                -             (478)               -             (478)
  Capitalization (f)                               -                -             (182)            (179)

Pension Plan Benefits Expenses (g)                 -             (483)               -             (483)

Earned Premiums (h=a+d)                          518              107                -              626

Result of Pension Plans and
 Capitalization (i=b+c+e+f+g)                      -               21               59               79

Retained Claims (j)                             (281)             (31)               -             (312)

Selling Expenses (k)                            (130)             (13)              (3)            (146)

Other Operating Income/(Expenses) of
 Insurance Operations (l)                          2               (2)              (1)              (0)

Result from Insurance, Capit. and
 Pension Plans (m=h+i+j+k+l)                     109               81               55              246
Financial Margin                                  51               54               31              139
Service Fees                                       -               53                -               53
Non-Interest Expenses                            (82)             (38)             (29)            (150)
Tax Expenses for ISS, PIS and COFINS             (11)              (9)              (4)             (24)
Other Operating Income                             5                3                1                8

Operating Income                                  71              145               54              272

Non-Operating Income                               3                0                2                6
Income Before Income Tax and Social
 Contribution                                     75              145               56              278
Income Tax / Social Contribution                 (23)             (45)             (19)             (88)
Profit Sharing                                    (3)              (0)               -               (3)
Net Income                                        48              100               37              187
-------------------------------------------------------------------------------------------------------
(RAROC) - Return over Tier I
 Allocated Capital                              38.6%            48.2%           175.7%            52.8%
-------------------------------------------------------------------------------------------------------
Efficiency Ratio                                53.5%            20.7%            34.6%            35.6%
-------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.
     The figures for VGBL are classified together with the figures for private pension plans.
     The Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

30   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

ON MARCH 31, 2006
                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
                 ASSETS                  INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                   2,630           14,134            1,205           17,913
  Cash and Cash Equivalents                       27                6                0               33
  Securities                                   1,233           13,764            1,187           16,192
  Other Assets                                 1,370              364               17            1,687
Permanent Assets                                 158                5               49              205
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   2,788           14,139            1,254           18,118
-------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
               LIABILITIES               INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities              2,294           13,338            1,171           16,739
  Technical Provisions - Insurance             1,343              318                -            1,661
  Technical Provisions - Pension Plans             1           12,795                -           12,796
  Technical Provisions - Capitalization            -                -            1,087            1,081
  Other Liabilities                              950              224               83            1,201
Allocated Capital Tier I                         494              802               83            1,379
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              2,788           14,139            1,254           18,118
-------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT
                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
           1ST QUARTER / 2006            INSURANCE      PENSION PLANS   CAPITALIZATION    CONSOLIDATED
-------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans
 and Capitalization                              540              997              180            1,713
  Revenues from Insurance (a)                    540               98                -              638
  Revenues from Pension Plans (b)                  -              898                -              898
  Revenues from Capitalization (c)                 -                -              180              176

Changes in Technical Reserves                    (18)            (426)            (127)            (569)
  Insurance (d)                                  (18)              10                -               (8)
  Pension Plans (e)                                -             (437)               -             (437)
  Capitalization (f)                               -                -             (127)            (124)

Pension Plan Benefits Expenses (g)                 -             (454)               -             (454)

Earned Premiums (h=a+d)                          522              109                -              630

Result of Pension Plans and
 Capitalization (i=b+c+e+f+g)                      -                8               53               60

Retained Claims (j)                             (322)             (38)               -             (360)

Selling Expenses (k)                            (127)             (13)              (8)            (148)

Other Operating Income/(Expenses) of
 Insurance Operations (l)                          7               (3)              (1)               4

Result from Insurance, Capit. and
 Pension Plans (m=h+i+j+k+l)                      80               63               43              186

Financial Margin                                  61               71               25              158
Service Fees                                       -               52                -               52
Non-Interest Expenses                            (74)             (70)             (28)            (174)
Tax Expenses for ISS, PIS and COFINS             (21)              (7)              (3)             (31)
Other Operating Income                            10                0                0               11

Operating Income                                  56              109               38              202

Non-Operating Income                               3                0                2                5
Income Before Income Tax and Social
 Contribution                                     59              109               40              207
Income Tax / Social Contribution                 (12)             (24)             (12)             (48)
Profit Sharing                                    (2)              (0)               -               (2)
Net Income                                        45               85               28              158
-------------------------------------------------------------------------------------------------------
(RAROC) - Return over Tier I
 Allocated Capital                              37.9%            43.9%           132.8%            47.2%
-------------------------------------------------------------------------------------------------------
Efficiency Ratio                                56.8%            39.3%            42.9%            46.3%
-------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.
     The figures for VGBL are classified together with the figures for private pension plans.
     The Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

31   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance companies reached R$ 48 million in the second quarter, against R$ 45 million in the previous quarter.

While earned premiums remained at the same level as the previous quarter, retained claims decreased R$ 41 million, with the best performance in the property and other lines of insurance products.

The managerial financial margin showed a R$ 10 million reduction, occasioned by the fall in the Selic interest rate.

These effects led to a 27.1% rise in the operating result in relation to the previous quarter, while in net income the increase was only 6.7%; this is due to the reduction in tax benefits claimed, resulting from the lower distribution of dividends in the form of interest on net equity.

In the charts below, which include the life insurance branch of the Life and Pension Plan segment, the breakdown of earned premiums by line of insurance can be seen.

Automobile insurance had a 39.4% share of the total of earned premiums of the second quarter, while the share of the life and personal accident line was 28.6%.

BREAKDOWN OF EARNED PREMIUMS

                                2ND QUARTER/2006

                              [CHART APPEARS HERE]

                                1ST QUARTER/2006

                              [CHART APPEARS HERE]

COMBINED RATIO

The Combined Ratio referring to the insurance operations felt 480 basis points when compared with the previous quarter, in particular for the reduction of claims level in the property and other lines of insurance products. In spite of the small increase, the levels of selling and administrative expenses and other expenses on earned premiums remained below the historical level.

COMBINED RATIO

                              [CHART APPEARS HERE]

Note: In the calculation of the combined ratio, the result of the Credicard Card
      Protection product was recorded at its net amount in the Other Expenses/Income account.

NUMBER OF POLICIES  - MASS MARKET PRODUCTS

                              [CHART APPEARS HERE]

The number of life and personal accident policies showed growth, reaching 1,304 thousand policies at the end of the second quarter of 2006.

The number of automobile policies showed a reduction, going down from 769 thousand in the first quarter of 2006 to 740 thousand in the second. This reduction is a consequence of the review of the acceptance process, bringing an improvement to the profile of the portfolio.

The residential line went up from 527 thousand policies in the first quarter to 554 thousand policies in the second, because of selling campaigns carried out in the period.

NB: The charts of Insurance do not include the Itauseg Saude companies and include the life line of insurance of Itau Vida e Previdencia S.A.

32   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

PRIVATE PENSION PLANS

The pro forma net income of the pension plan companies reached R$ 100 million in the second quarter of 2006, which represents a 17.6% increase in relation to the previous quarter, influenced mainly by the reduction of non-interest expenses.

The revenues of the second quarter reached R$ 1,105 million, with a 10.8% increase in relation to the previous quarter, because of the campaigns carried out in the period.

The retained claims of the life and pension plan companies showed a reduction, going down from R$ 38 million in the first quarter of 2006 to R$ 31 million in the second.

TECHNICAL PROVISIONS FOR PRIVATE PENSION PLANS

At the end of the second quarter of 2006, the technical provisions reached roughly R$ 13.6 billion, with growth of 6.6% in relation to the previous quarter.

                              [CHART APPEARS HERE]

The table below shows the technical provisions by product and by guaranteed yield for participants.

TECHNICAL PROVISIONS FOR PRIVATE PENSION PLANS BY PRODUCT / GUARANTEE AT
6/30/2006

                                                                      R$ Million

---------------------------------------------------------------------------------------------
                               GUARANTEED YIELD
                       ---------------------------------
                       EXCLUSIVE
    PRODUCT               FUNDS       IGP-M         TR        OTHER       TOTAL         %
---------------------------------------------------------------------------------------------
VGBL                       8,400           -           -           -       8,400         61.5%
PGBL                       3,518           -           -           -       3,518         25.8%
TRADITIONAL                    -       1,608          89           -       1,697         12.4%
DEFINED BENEFIT                -           -          27           -          27          0.2%
ACCESSORIES                    -           -           -           8           8          0.2%
TOTAL                     11,918       1,608         116           8      13,649        100.0
---------------------------------------------------------------------------------------------

At June 30, 2006, the VGBL products accounted for 61.5% of the total of the technical provisions, while the provisions for PGBL accounted for 25.8% of the total.

The VGBL and PGBL pension plan products have their resources invested in exclusive funds during the accumulation phase and do not constitute a risk for the company, which passes on to the customer the yield achieved in the fund and receives remuneration for the management of the funds.

CAPITALIZATION

The pro forma net income of the capitalization companies reached R$ 37 million in the second quarter of 2006, with an increase of 32.1% in relation to the previous quarter. This increase is mainly due to the growth of the revenues from capitalization premiums.

In this quarter, with the campaign to sell Super PIC Copa, PIC Copa and Mini PIC Copa, we sold roughly 229 thousand bonds, which contributed towards the portfolio remaining at 4 million active bonds, corresponding to R$ 1,072 million in technical provisions.

In the last 12 months, we distributed prizes in cash in the amount of R$ 25 million to 818 customers whose bonds were drawn at random.

The table below shows the movement in the portfolios of monthly capitalization bonds (PIC) and single payment capitalization bonds (Super PIC).

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]

33   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were prepared based on internal management information and are intended to present the Investment Fund-related business performance.

                                                                      R$ Million

-----------------------------------------------------------------------------------------
ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIOS   2ND Q./06    1ST Q./06    VARIATION
-----------------------------------------------------------------------------------------
Banking Service Fees                                        453          460           (7)
  Mutual Fund Management Fees (*)                           382          382            0
  Brokerage Services                                         50           59           (9)
  Custody Services and Managed Portfolios                    21           19            2
Transfer to Banking                                        (210)        (212)           2
Non Interest Expenses                                      (121)        (103)         (18)
Tax Expenses for ISS, PIS and COFINS                        (23)         (23)           0
Income before Tax and Profit Sharing                         99          122          (23)
Income Tax and Social Contribution                          (41)         (53)          12
Profit Sharing                                              (13)         (21)           8
Net Income                                                   45           48           (3)
-----------------------------------------------------------------------------------------

(*)  Does not include income from Pension Plans Fund Management.

Note: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses for CPMF and others.

In the second quarter of 2006, the net income of the Investment Fund and Managed Portfolio segment totaled R$ 45 million, in line with the first quarter. Revenues from brokerage service decreased mostly as a result of the high volume of resources handled in connection with primary offers of shares for large companies in the first quarter, which did not occur in the second quarter.

In April 2006, Banco Itau retained its AM1(bra) rating, the highest level of asset management quality issued by Fitch Ratings.

ITAU CORRETORA

In the second quarter of 2006, Itau Corretora, whose management is independent from the fund management activities, intermediated R$ 14,865 million in transactions on Bovespa, a 55% and 10% growth compared to the same period of the previous year and the first quarter of 2006, respectively. As of June 2006, Itau Corretora had a 4.7% market share, ranking 5th among all brokers. Through its Home Broker- www.itautrade.com.br- the volume traded in the second quarter reached R$ 1,406 million, increasing by more than 95% compared to the second quarter of 2005.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

Itau Corretora distributed debentures for a total amount of R$ 3,848 million, while the total demand reached approximately R$ 5,684 million. Also in the second quarter, Itau Corretora and Itau BBA acted as coordinators on the Duratex offer of shares which amounted to R$ 555 million, with large demand from foreign and Brazilian institutional investors.

34   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

The pro forma income statement of Itau BBA is shown below.

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------
                              ITAU BBA                                   2ND Q./06    1ST Q./06    VARIATION
------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                                    361          611         (250)
o Banking Operations                                                           255          281          (26)
o Treasury                                                                      67          285         (218)
o Management of Foreign Exchange Risk from Investments Abroad - net of
  tax effects                                                                   39           44           (6)

Result from Loan Losses                                                         46           13           33
 Provision for Loan and Lease Losses                                            37            1           36
 Recovery of Credits Written Off as Losses                                       9           12           (3)

Net Result from Financial Operations                                           407          624         (217)

Other Operating Income / (Expenses)                                             22          (63)          85
 Banking Service Fees                                                           110          131          (21)
 Result from Operations of Insurance, Capitalization and Pension Plans           0            1           (1)
 Non-Interest Expenses                                                        (145)        (168)          23
 Tax Expenses for ISS, PIS and COFINS                                          (30)         (39)           8
 Other Operating Income                                                         86           12           75

Operating Income                                                               429          561         (132)
Non-Operating Income                                                            (0)           2           (2)

Income before Tax and Profit Sharing                                           429          563         (134)
Income Tax and Social Contribution                                            (116)        (125)           9
Profit Sharing                                                                 (16)         (48)          32

  Net Income                                                                   298          390          (93)
------------------------------------------------------------------------------------------------------------

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other
      Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

During the second quarter of 2006, the financial margin was R$ 361 million, a 40.9% decrease compared to R$ 611 million in the prior quarter.

The managerial financial margin on bank transactions totaled R$ 255 million in the second quarter of 2006, declining by 9.2% from the previous quarter, chiefly as a result of the reduction in the interest rates which remunerate the capital allocated to such transactions.

The R$ 67 million result of treasury transactions in the second quarter of 2006 essentially reflects the significant volatility seen in the markets, such as Brazilian sovereign debt and local interest rates, leading to gains below the historical average.

Noteworthy was the excellent quality level of the loan portfolio, with 97.7% of loans classified under the "AA, "A" and "B" risk levels, according to the criteria set forth in Resolution 2682 of the Brazilian Central Bank. In this context, a reversal of R$ 46 million was recorded in the second quarter of 2006 in the allowance for loan losses, primarily on account of credit risk rating reassessments of companies that presented better performance indicators, as well as recovery of previously written-off credits.

In this context, gross revenues from financial intermediation, in the amount of R$ 407 million, declined by 34.8% quarter-on-quarter.

Service revenues totaled R$ 110 million in the second quarter of 2006, down 15.6% from the previous quarter. In this quarter the volume of coordination of primary offers of shares was lower than the first quarter, due mainly to the volatility seen in the markets, contributing to the reduction in the brokerage and other service revenues.

Non-interest expenses, amounting to R$ 145 million, decreased by 13.8% compared to the first quarter of 2006.

Other operating income increased by R$ 75 million as compared to the prior quarter.

As a result of the items above, the pro forma net income of Itau BBA reached R$ 298 million in the second quarter of 2006, or a 23.7% decrease from the first quarter, equal to an annualized return on allocated capital of 27.7%.

35   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

Next, we show Itaucred's pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

ON JUNE 30, 2006
                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                    ITAUCRED
                                      --------------------------------------------------------------------
                                                        CREDIT CARDS -
                                                          NON-ACCOUNT
               ASSETS                    VEHICLES           HOLDERS            TAII            ITAUCRED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  14,192             3,257             2,497            19,947
Credit Operations                             14,956             3,543             2,737            21,236
(Allowance for Loan Losses)                   (1,008)             (355)             (279)           (1,642)
Other Assets                                     244                70                38               352
Permanent Assets                                  73                 9                60               141
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  14,265             3,266             2,556            20,088
----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                    ITAUCRED
                                      --------------------------------------------------------------------
                                                        CREDIT CARDS -
                                                          NON-ACCOUNT
           LIABILITIES                   VEHICLES           HOLDERS            TAII            ITAUCRED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             12,920             2,948             2,149            18,018
Deposits                                           1                 -                 0                 1
Securities Repurchase Agreements              12,397               788             1,858            15,043
Borrowings                                        88                 8                 0                96
Other Liabilities                                434             2,152               291             2,877
Allocated Capital Tier I                       1,345               318               407             2,070
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             14,265             3,266             2,556            20,088
----------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME
                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                                          CREDIT CARDS -
                                                                            NON-ACCOUNT
                  2ND QUARTER/06                          VEHICLES            HOLDERS             TAII             ITAUCRED
------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                       465                313                144                922

Result from Loan Losses                                          (220)              (148)              (105)              (473)
  Provision for Loan and Lease Losses                            (243)              (159)              (111)              (512)
  Recovery of Credits Written Off as Losses                        23                 11                  6                 39

Net Result from Financial Operations                              246                165                 39                450

Other Operating Income / (Expenses)                               (62)              (107)              (103)              (272)
  Banking Service Fees                                            142                139                 30                311
  Non-Interest Expenses                                          (172)              (221)              (116)              (509)
  Tax Expenses for ISS, PIS and COFINS                            (39)               (35)               (18)               (92)
  Other Operating Income                                            7                 10                  1                 18

Operating Income                                                  184                 58                (64)               177

  Non-Operating Income                                             (0)                 0                 (0)                (0)

Income Before Tax and Profit Sharing                              184                 58                (64)               177
Income Tax and Social Contribution                                (58)               (19)                23                (53)
Profit Sharing                                                     (2)                (1)                 0                 (3)
  Net Income                                                      125                 38                (41)               121
------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital             39.6%              33.8%             -47.9%              23.7%
------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                 29.9%              51.7%              74.1%              43.9%
------------------------------------------------------------------------------------------------------------------------------

Note:The Itaucred Pro Forma Statement includes 100% of FAI - Financeira
     Americanas Itau.
     The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

36   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

ON MARCH 31, 2006
                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                    ITAUCRED
                                      --------------------------------------------------------------------
                                                        CREDIT CARDS -
                                                          NON-ACCOUNT
               ASSETS                    VEHICLES           HOLDERS            TAII            ITAUCRED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  12,560             2,801             2,169            17,531
Credit Operations                             13,159             3,167             2,320            18,646
(Allowance for Loan Losses)                     (816)             (373)             (179)           (1,368)
Other Assets                                     217                 7                28               252
Permanent Assets                                  56                 9                57               122
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  12,616             2,810             2,227            17,653
----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                    ITAUCRED
                                      --------------------------------------------------------------------
                                                        CREDIT CARDS -
                                                          NON-ACCOUNT
           LIABILITIES                   VEHICLES           HOLDERS            TAII            ITAUCRED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             11,440             2,229             1,956            15,625
Securities Repurchase Agreements              10,980               173             1,896            13,049
Borrowings                                        68                 -                 -                68
Other Liabilities                                392             2,056                59             2,508
Allocated Capital Tier I                       1,176               581               271             2,028
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             12,616             2,810             2,227            17,653
----------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME
                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                                          CREDIT CARDS -
                                                                            NON-ACCOUNT
                  1ST QUARTER/06                          VEHICLES            HOLDERS             TAII             ITAUCRED
------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                       412                300                108                819

Result from Loan Losses                                          (181)              (119)               (70)              (371)
  Provision for Loan and Lease Losses                            (199)              (128)               (74)              (401)
  Recovery of Credits Written Off as Losses                        18                  9                  4                 30

Net Result from Financial Operations                              230                181                 37                448

Other Operating Income / (Expenses)                               (71)               (98)               (94)              (264)
  Banking Service Fees                                            123                122                 25                270
  Non-Interest Expenses                                          (162)              (214)              (108)              (484)
  Tax Expenses for ISS, PIS and COFINS                            (36)               (25)               (13)               (74)
  Other Operating Income                                            5                 18                  1                 24

Operating Income                                                  159                 82                (57)               184

  Non-Operating Income                                             (0)                 0                 (0)                 0

Income Before Tax and Profit Sharing                              159                 82                (57)               184
Income Tax and Social Contribution                                (42)               (22)                22                (41)
Profit Sharing                                                     (2)                (2)                (0)                (5)

  Net Income                                                      115                 58                (35)               138
------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital             40.9%              46.6%             -61.0%              29.7%
------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                 32.3%              51.5%              89.0%              46.6%
------------------------------------------------------------------------------------------------------------------------------

Note:The Itaucred Pro Forma Statement includes 100% of FAI - Financeira
     Americanas Itau.
     The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

37   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

The Vehicle subsegment of Itaucred posted net income of R$ 125 million in the second quarter of 2006, an 8.3% increase from the prior quarter. The return on allocated capital was 39.6% in the quarter, corresponding to a 130 basis point reduction compared to the previous quarter.

The credit portfolio added up to R$ 14,956 million on June 30, 2006, or a 13.7% increase from the previous quarter. The increase in the credit portfolio balance helped to increase the managerial financial margin, which stood at R$ 465 million, or a R$ 54 million growth compared to the first quarter of 2006. Credit risk expenses grew in line with the credit portfolio, with a R$ 38 million increase quarter-on-quarter, to reach R$ 220 million in the second quarter of 2006.

Service revenues from credit analysis, financing approval and clearance processes were also impacted by the higher volume of transactions and increased by R$ 19 million, totaling R$ 142 million in the period.

CREDIT CARDS - NON CURRENT ACCOUNT HOLDERS

Net income from the Credit Card - Non-Account Holders totaled R$ 38 million in the second quarter of 2006, declining by 34.9% compared to the previous quarter, primarily due to the result from loan losses.

The managerial financial margin grew essentially due to the 17.7% increase in the volume of financing in our credit card portfolio in the quarter. The allowance for loan losses expense was strongly impacted by the standardization of credit risk ratings across our credit portfolio and the portfolio acquired from Credicard.

Service income went up basically due to greater interchange arising from the increased volume of transactions in the second quarter of the year.

The growth in non-interest expenses was mainly driven by increased marketing expenses.

TAII

The swift expansion of the business associated with the Taii brand has been expanding Itau's performance in the consumer credit segment. The balance of Taii's loan portfolio reached R$ 2,737 million in the second quarter of 2006, which represents an 18.0% increase in relation to the previous quarter, reaching
4.4 million customers.

This result was conquered by means of the following operations:

FINANCEIRA AMERICANAS ITAU

In July/06, the partnership with Lojas Americanas S.A. completed its first year and already offered 223 stores to serve the customers of Lojas Americanas and Americanas Express. At the end of the 1st half of 2006, besides continuing to offer personal loans guaranteed by checks, it launched the personal loan for low income customer and the credit card for restricted use (private label). Its loan portfolio reached R$ 113 million, 25% growth in relation to the previous quarter.

FINANCEIRA ITAU

The network of Taii's own stores reached the mark of 164 points of sale in Sao Paulo, Rio de Janeiro, Minas Gerais and Parana. The network's expansion plans include the other regions of Brazil, with strong growth in the Northeast and South regions. Its focus on the personal loan for low income customer guaranteed a loan portfolio of R$ 222 million, 28% growth in relation to the previous quarter.

FINANCEIRA ITAU-CBD

A result of the partnership between Itau and Companhia Brasileira de Distribuicao, at the end of the second quarter, it had 323 points of sale in the Pao de Acucar, Extra, Extra-Eletro, CompreBem and Sendas business units. The partnership sells the products of personal loans guaranteed by checks, Direct Consumer Credit (CDC), credit cards for restricted use (private label), Visa and MasterCard cards, extended warranty, financial protection and loss and theft insurance. In July, it launched personal loans for low income. The set of these products generated a loan portfolio of R$ 762 million, 14% growth in relation to the previous quarter.

CONSIGNMENT CREDIT

Is offered through the cooperation agreement between Itau and BMG and the product is distributed through Taii. This segment today has roughly 350 thousand customers and a portfolio of R$ 1,640 million, representing growth of 18% in relation to the previous quarter.

Taii contributed R$ 144 million to the Managerial Financial Margin, growing 33.2% in relation to the 1st quarter of 2006. Its share in Itaucred grew from 13.2% to 15.6%. The growth of the expense associated with credit risk, in the order of R$ 34 million, reflected the growth of the portfolio and higher provisioning.

The Consumer Credit Area will end 2006 with roughly 900 points of sale of the Taii brand, strengthening the Bank's position in this important market segment.

38   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A

                             [GRAPHIC APPEARS HERE]

     RISK MANAGEMENT

RISK MANAGEMENT

MARKET RISK

We regard risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, aiming to achieve the best risk / return ratio for our stockholders.

BANCO ITAU HOLDING FINANCEIRA S.A.

The table below shows the consolidated Global VaR of Banco Itau Holding Financeira, which includes the portfolios of Itau BBA, Banco Itau Europa, Banco Itau Buen Ayre, as well as Itau's structural portfolio. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk at very small levels, when compared to its capital.

BANCO ITAU HOLDING VAR (*)
                                                         R$ Million
-------------------------------------------------------------------
                                           JUN 30, 06    MAR 31, 06
-------------------------------------------------------------------
Fixed Rate Risk Factor                           24.7          18.1
Benchmark Rate (TR) Risk Factor                   6.1           7.2
IGPM Risk Factor                                 15.1          15.9
Dollar Coupon Rate Risk Factor                   13.3          13.5
Foreign Exchange Risk Factor (**)                46.4           6.4
Sovereign Risk Factor                            13.7          16.7
Equities Risk Factor                             24.4          19.4
Libor Risk Factor                                 0.9           1.9
-------------------------------------------------------------------
Banco Itau Europa                                 0.9           0.7
Banco Itau Buen Ayre                              0.1           0.2
-------------------------------------------------------------------
Diversification Impact                          (52.6)        (45.4)
-------------------------------------------------------------------
Global VaR (**)                                  93.0          54.5
-------------------------------------------------------------------

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.
Note:On 06/30/06, without giving effect to the Own Desk portfolio.

BANCO ITAU

The Structural Gap, comprising commercial transactions and related financial instruments, increased within the Global VaR at June 30, 2006, as a result of a higher foreign exchange exposure.

STRUCTURAL GAP ITAU VAR
                                                         R$ Million
-------------------------------------------------------------------
                                           JUN 30, 06    MAR 31, 06
-------------------------------------------------------------------
Fixed Rate Risk Factor                            8.9          13.3
Benchmark Rate (TR) Risk Factor                   6.1           7.2
IGPM Risk Factor                                 10.9          13.0
Dollar Coupon Rate Risk Factor                   11.8           8.9
Foreign Exchange Risk Factor (*)                 38.1           1.0
Equities Risk Factor                             19.9          17.6
-------------------------------------------------------------------
Diversification Impact                          (35.6)        (28.5)
-------------------------------------------------------------------
Global VaR (*)                                   60.1          32.4
-------------------------------------------------------------------

(*)  Considering the effects of tax adjustments.

During the quarter, Stress VaR stood on average at R$ 278.0 million, reaching R$
316.0 million on June 30, 2006.

The main exposures impacting this position during the period were those relating to the fixed rate domestic market, followed by dollar-linked transactions.

STRESS VAR OF THE PROPRIETARY DESK OF ITAU
                                                         R$ Million
-------------------------------------------------------------------
                                           JUN 30, 06    MAR 31, 06
-------------------------------------------------------------------
Stress VaR Global                              (316.0)       (373.8)
-------------------------------------------------------------------
Maximum Global VaR in the quarter              (523.4)       (504.6)
Medium Global VaR in the quarter               (278.0)       (284.0)
Minimum Global VaR in the quarter               (51.6)        (57.2)
-------------------------------------------------------------------

The asset portfolio of Itaubank and the branches in Grand Cayman and New York is primarily made up of highly liquid securities traded abroad and interest rate derivative instruments. Overseas global risk remained in line with the prior quarter. As a result of the conservative risk management adopted by the institution, at the end of the quarter, Global VaR was very close to the average for the period.

OVERSEAS VAR
                                                        US$ Million
-------------------------------------------------------------------
                                           JUN 30, 06    MAR 31, 06
-------------------------------------------------------------------
Sovereign Risk Factor                             6.2           6.3
Libor Risk Factor                                 0.4           0.9
-------------------------------------------------------------------
Diversification Impact                           (0.1)         (0.8)
-------------------------------------------------------------------
Global VaR                                        6.6           6.4
-------------------------------------------------------------------
Maximum Global VaR in the quarter                 7.8           8.0
Average Global VaR in the quarter                 6.8           5.5
Minimum Global VaR in the quarter                 5.8           3.7
-------------------------------------------------------------------

BANCO ITAU BBA

Itau BBA's desks are independent from their counterparts at Itau, and carry positions in order to optimize the risk-weighted return. As seen in prior periods, Itau BBA maintains a low exposure to market risk in relation to its capital.

BANCO ITAU BBA VAR
                                                         R$ Million
-------------------------------------------------------------------
                                           JUN 30, 06    MAR 31, 06
-------------------------------------------------------------------
Fixed Rate Risk Factor                           16.3           7.1
Dollar Coupon Rate Risk Factor                    5.3           6.6
Foreign Exchange Risk Factor (*)                  7.4           4.7
Equities Risk Factor                              5.9           3.9
Sovereign Risk Factor                             4.8           7.6
-------------------------------------------------------------------
Diversification Impact                           (4.9)        (14.5)
-------------------------------------------------------------------
Global VaR (*)                                   34.9          15.4
-------------------------------------------------------------------
Maximum Global VaR in the quarter                43.0          43.9
Average Global VaR in the quarter                26.4          31.2
Minimum Global VaR in the quarter                13.4          15.4
-------------------------------------------------------------------
(*)  Considering the effects of tax adjustments.

40   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             VARIATION (%)
                                                                                                        ------------------------
                                     JUN 30, 06      %     MAR 31, 06      %      DEC 31, 05      %     JUN06-MAR06 JUN06-DEC05
--------------------------------------------------------------------------------------------------------------------------------
  Public Securities - Domestic            7,640      20.6%      7,380      20.7%       6,638      20.0%         3.5%        15.1%
  Public Securities - Foreign               932       2.5%        688       1.9%         629       1.9%        35.6%        48.3%
Total Public Securities                   8,573      23.2%      8,067      22.7%       7,267      21.9%         6.3%        18.0%
Private Securities                       13,245      35.8%     13,352      37.5%      12,781      38.6%        -0.8%         3.6%
PGBL/VGBL Funds Quotas                   11,902      32.1%     11,047      31.0%      10,215      30.8%         7.7%        16.5%
Derivative Financial Instruments          3,485       9.4%      3,415       9.6%       3,236       9.8%         2.0%         7.7%
Additional Provision                       (180)     -0.5%       (280)     -0.8%        (370)     -1.1%       -35.7%       -51.4%
--------------------------------------------------------------------------------------------------------------------------------
Total Securities                         37,023     100.0%     35,601     100.0%      33,128     100.0%         4.0%        11.8%
--------------------------------------------------------------------------------------------------------------------------------

On June 30, 2006, the balance of the securities portfolio reached R$ 37,023 million, growing by 4.0% from the prior quarter. The most significant changes were a R$ 854 million increase in the balance of quotas of PGBL/VGBL funds, totaling R$ 11,902 million, and public securities, which amounted to R$ 8,573 million, with a R$ 505 million growth. The PGBL/VGBL portfolio, which belongs to the customers, has a contra entry in liabilities under the heading Technical Pension Plan Provisions.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

Total resources appropriated to the financing of economic activities amounted to R$ 88,028 million on- June 30, 2006, a R$ 2,630 million increase compared to the first quarter of the year.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

                                                                      R$ Million

------------------------------------------------------------------------------------------------
                                       JUN 30, 06
------------------------------------------------------------------------------------------------
       RISK LEVEL              AA          A           B           C         D - H       TOTAL
------------------------------------------------------------------------------------------------
Euro Bonds and Similar         4,070         300         267          13          47       4,697
Certificates of Deposit        2,830         148                                   -       2,978
Debentures                       868         575         117                       -       1,561
Shares                         1,089          77           7          10           1       1,184
Promissory Notes                  42          58         252          47           -         398
Other                          1,283         470         538         133           3       2,427
SubTotal                      10,181       1,629       1,181         203          50      13,245
Credit Operations(*)          15,956      30,979      15,232       4,288       8,329      74,783
Total                         26,137      32,607      16,413       4,492       8,380      88,028
% of Total                      29.7%       37.0%       18.6%        5.1%        9.5%      100.0%
------------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------------
                                      MARCH 31, 06
------------------------------------------------------------------------------------------------
       RISK LEVEL              AA          A           B           C         D - H       TOTAL
------------------------------------------------------------------------------------------------
Euro Bonds and Similar         4,075         417         118          35          50       4,696
Certificates of Deposit        2,925         157                       2           -       3,084
Debentures                       881         544         114                       -       1,540
Shares                         1,155         105          17           9           1       1,286
Promissory Notes                 121          28         284          33           -         465
Other                          1,408         582         229          59           3       2,281
SubTotal                      10,565       1,833         762         138          53      13,352
Credit Operations(*)          15,638      31,110      14,273       3,407       7,618      72,046
Total                         26,203      32,943      15,035       3,545       7,671      85,398
% of Total                      30.7%       38.6%       17.6%        4.2%        9.0%      100.0%
------------------------------------------------------------------------------------------------

(*)  Endorsements and Sureties included.

41   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT PORTFOLIO

During the second quarter of 2006, the credit portfolio, including endorsements and sureties, increased by R$ 2,737 million, to reach R$ 74,783 million. Credits to individuals grew by 10.3% in the period, totaling R$ 33,992 million. Once again, significant commercial actions to enhance vehicle financing and leasing were taken to meet the strong market demand. The balance of the corporate credit portfolio declined by 1.6% in the quarter, adding up to R$ 36,128 million. This change was chiefly driven by the R$ 676 million decrease in the balance of endorsements and sureties, impacted mostly by transactions with large corporate customers. Also as a result of the decreased demand for credits linked to, or denominated in, foreign currencies, the corporate customer portfolio amounted to R$ 22,104 million, an R$ 859 million change when compared to R$ 22,962 in the previous quarter.

BREAKDOWN OF THE CREDIT PORTFOLIO

                              [CHART APPEARS HERE]

The ratio of the credit transaction balance, excluding endorsements and sureties, to deposits received, acceptances, securities issued and on-lending reached 105.4% in the second quarter of 2006, versus 102.2% in the prior quarter.

CREDIT OPERATIONS

                                                                  R$ Million(**)

                              [CHART APPEARS HERE]

(*)  On June 30, 2006.
(**) In constant currency from December 31, 2005 to that date; in nominal amounts thereafter. (1) Credit Operations: Loans, Leasing, Other Credits, and Advances on Foreign Exchange Contracts. (2) Guarantees include endorsements, sureties and other guarantees.

Credit transactions with risk ratings between "AA" and "B" accounted for 83.1% of the total portfolio, corresponding to a 1.6 percentage point reduction compared to 84.7% at the end of the previous quarter. In June 2006, Retail Trade transactions represented the largest concentration of portfolio risk, accounting for 5.5% of the total. The following sectors posted the most significant growth rates during the second quarter of 2006: Retail Trade, with a R$ 167 million increase; Industry, up R$ 167 million; TV Communications , increasing by R$ 149 million; and Services, with a R$ 134 million growth.

The 100 largest borrowers accounted for 22.1% of the total credit portfolio as of June 2006, while in March of the same year this percentage was 24.7%. Credits with a risk rating between "AA" and "B" accounted for 98.8% of the 100 largest borrowers, and the allowance for loan losses from the 100 largest economic groups totaled R$ 88 million.

42   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                                  VARIATION
-----------------------------------------------------------------------------------------------------------
                                    JUN/2006  MAR/2006  JUN/2005   JUN/06 - MAR/06       JUN/06 - JUN/05
                                    -----------------------------------------------------------------------
TOTAL                                BALANCE   BALANCE   BALANCE   BALANCE       %       BALANCE      %
-----------------------------------------------------------------------------------------------------------
Individuals                           33,992    30,813    22,816     3,179       10.3%    11,176      49.0%
  Credit Card                          7,372     6,904     5,359       467        6.8%     2,013      37.6%
  Personal Loans                      12,575    11,457     9,276     1,117        9.8%     3,298      35.6%
  Vehicles                            14,046    12,451     8,181     1,594       12.8%     5,865      71.7%

Businesses                            36,128    36,703    31,584      (575)      -1.6%     4,544      14.4%

Corporate                             22,104    22,962    20,437      (859)      -3.7%     1,666       8.2%
Small and Medium-Sized Companies      14,024    13,741    11,147       283        2.1%     2,877      25.8%

SubTotal                              70,120    67,517    54,400     2,604        3.9%    15,720      28.9%

Mandatory Loans                        4,663     4,529     4,247       134        3.0%       416       9.8%
  Rural Loans                          2,750     2,628     2,363       123        4.7%       387      16.4%
  Mortgage Loans                       1,913     1,902     1,884        11        0.6%        29       1.6%

Total                                 74,783    72,046    58,647     2,737        3.8%    16,136      27.5%
-----------------------------------------------------------------------------------------------------------
LOCAL CURRENCY
-----------------------------------------------------------------------------------------------------------
Individuals                           33,873    30,684    22,657     3,189       10.4%    11,215       49.5%
  Credit Card                          7,372     6,889     5,316       483        7.0%     2,056       38.7%
  Personal Loans                      12,455    11,343     9,161     1,112        9.8%     3,294       36.0%
  Vehicles                            14,046    12,451     8,181     1,594       12.8%     5,865       71.7%

Businesses                            25,145    25,456    21,332      (311)      -1.2%     3,813       17.9%

Corporate                             13,966    14,352    12,641      (386)      -2.7%     1,325       10.5%
Small and Medium-Sized Companies      11,179    11,104     8,690        76        0.7%     2,489       28.6%

SubTotal                              59,018    56,139    43,989     2,879        5.1%    15,029       34.2%

Mandatory Loans                        4,652     4,519     4,241       132        2.9%       410        9.7%
  Rural Loans                          2,750     2,628     2,363       123        4.7%       387       16.4%
  Mortgage Loans                       1,902     1,892     1,878        10        0.5%        23        1.2%

Total                                 63,670    60,659    48,230     3,011        5.0%    15,439       32.0%
-----------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
-----------------------------------------------------------------------------------------------------------
Individuals                              119       130       159       (10)      -8.0%       (39)     -24.8%
  Credit Card                              -        15        44       (15)    -100.0%       (44)    -100.0%
  Personal Loans                         119       115       115         5        4.1%         4        3.7%
  Vehicles                                 -         -         -         -          -          -          -

Businesses                            10,983    11,248    10,253      (265)      -2.4%       730        7.1%

Corporate                              8,138     8,610     7,796      (472)      -5.5%       342        4.4%
Small and Medium-Sized Companies       2,845     2,637     2,456       208        7.9%       389       15.8%

SubTotal                              11,102    11,377    10,411      (275)      -2.4%       691        6.6%

Mandatory Loans                           11        10         6         1       14.7%         6      105.7%
  Rural Loans                              -         -         -         -          -          -          -
  Mortgage Loans                          11        10         6         1       14.7%         6      105.7%

Total                                 11,114    11,387    10,417      (274)      -2.4%       697        6.7%
-----------------------------------------------------------------------------------------------------------

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

DEPOSITS

On June 30, 2006, the balance of deposits added up to R$ 52,921 million, equal to a 2.4% increase from the previous quarter of the year. Noteworthy was the R$ 1,248 million quarter-on-quarter increase in the balance of time deposits, as a result of our wide capacity of raising funds for credit operations.

DEPOSITS BALANCE

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         VARIATION (%)
                                                                                                   ------------------------
                               JUN 30, 06     %       MAR 31, 06     %       JUN 30, 05     %      JUN06-MAR06  JUN06-JUN05
---------------------------------------------------------------------------------------------------------------------------
Demand deposits                    11,190      17.5%      11,681      18.7%      10,463      19.7%        -4.2%         6.9%
Savings deposits                   19,306      30.2%      19,204      30.7%      18,571      35.0%         0.5%         4.0%
Interbank deposits                  1,174       1.8%         800       1.3%         556       1.0%        46.7%       111.1%
Time deposits                      21,251      33.3%      20,003      32.0%      14,104      26.6%         6.2%        50.7%
---------------------------------------------------------------------------------------------------------------------------
Total Deposits                     52,921      82.8%      51,688      82.6%      43,694      82.5%         2.4%        21.1%
---------------------------------------------------------------------------------------------------------------------------
Funds from Acceptances and
 Issue of Securities                6,791      10.6%       6,714      10.7%       5,350      10.1%         1.1%        26.9%
---------------------------------------------------------------------------------------------------------------------------
On-lendings                         4,188       6.6%       4,186       6.7%       3,950       7.5%         0.1%         6.0%
---------------------------------------------------------------------------------------------------------------------------
Total                              63,900     100.0%      62,588     100.0%      52,995     100.0%         2.1%        20.6%
---------------------------------------------------------------------------------------------------------------------------

SOLVENCY

The solvency ratio (BIS Ratio) stood at 16.3% as of June 2006, corresponding to a 0.6 percentage point reduction when compared to the first quarter of 2006. Such decrease was primarily driven by Itau's increased exposure to interest rates and foreign exchange, requiring more resources to face these risks, as well as the distribution of Dividends/Interest on Own Capital. To a lesser extent, the growth in the credit portfolio during the period also helped reduce the solvency ratio quarter-on-quarter.

43   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

BALANCE PER CURRENCY

BALANCE PER CURRENCY (*)

The Balance Sheet per Currencies shows the balances linked to the local and foreign currencies. On June 30, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$ 2,276 million. It should be pointed out that the gap management policy followed by the institution considers the tax effects of this position. As the result of exchange variations on foreign investments is not taxed, our hedge (liability position in exchange derivatives) is in excess of the assets hedged, so that the total results of our exchange exposure, net of tax effects, is consistent with the strategy for low risk exposure adopted by Itau.

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                              JUN 30, 06                           MAR 31, 06
------------------------------------------------------------------------------------------------------------------
                                                           BUSINESS IN BRAZIL                  BUSINESS IN BRAZIL

                                                                  LOCAL     FOREIGN   BUSINESS
               ASSETS                  CONSOLIDATED    TOTAL    CURRENCY   CURRENCY    ABROAD    FOREIGN CURRENCY
------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                     2,402      2,142      1,941        201       286                 162
Short-term Interbank Deposits                27,619     22,638     21,427      1,211     6,731                 241
Securities                                   37,023     28,885     28,416        468    11,275                 510
Loan and Leasing Operations                  61,774     57,388     53,685      3,703     5,590               3,964
Other Assets                                 40,640     40,743     33,390      7,353     1,256               8,088
  Foreign Exchange Portfolio                 12,084     13,345      6,081      7,264         0               8,019
  Other                                      28,557     27,398     27,309         89     1,256                  69
 Permanent Assets                             2,954      8,618      2,296      6,321       646               6,266
TOTAL ASSETS                                172,413    160,413    141,156     19,258    25,784              19,232
 DERIVATIVES - CALL POSITIONS
  Futures                                                                      4,479                         8,908
  Options                                                                      5,038                         5,407
  Swaps                                                                        5,530                         4,394
  Other                                                                        3,768                         3,055
------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS AFTER ADJUSTMENTS (a)                                           38,073                        40,996
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                              JUN 30, 06                           MAR 31, 06
------------------------------------------------------------------------------------------------------------------
                                                           BUSINESS IN BRAZIL                  BUSINESS IN BRAZIL

                                                                  LOCAL     FOREIGN   BUSINESS
             LIABILITIES               CONSOLIDATED    TOTAL    CURRENCY   CURRENCY    ABROAD    FOREIGN CURRENCY
------------------------------------------------------------------------------------------------------------------
Deposits                                     52,921     46,529     46,528          1     7,512                   1
Deposits Received under
 Securities Repo Agreements                  27,606     26,548     26,548          0     1,060                 (14)
Funds from Acceptances and
 Issue of Securities                          6,791      7,018      3,386      3,632     2,829               3,992
Borrowings and On-lending                     7,927      6,467      4,212      2,254     3,112               2,221
Derivative Financial Instruments              2,507      1,223      1,223          0     1,288                   0
Other Liabilities                            39,504     37,569     30,392      7,176     3,564               7,716
  Foreign Exchange Portfolio                 12,308     13,565      7,460      6,105         0               6,909
  Other                                      27,196     24,004     22,932      1,071     3,564                 808
Technical Provisions of Insurance,
 Pension Plans and Capitalization -
 unrestricted                                16,409     16,409     16,409          0         0                   0
Deferred Income                                  67         55         55          0        12                   0
Minority Interest in Subsidiaries             1,126      1,042      1,042          0        85                   0
Stockholder's Equity                         17,555     17,555     17,555          0     6,321                   0
TOTAL LIABILITIES                           172,413    160,413    147,350     13,064    25,784              13,916
DERIVATIVES - PUT POSITIONS
  Futures                                                                     11,253                        11,483
  Options                                                                      3,349                         4,486
  Swaps                                                                       13,284                        12,454
  Other                                                                        1,388                         1,473
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                       42,337                        43,812
------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE POSITION (c = a - b)                                         (4,264)                       (2,815)
FOREIGN EXCHANGE POSITION OF MINORITY
 STOCKHOLDERS' (d)                                                              (662)                         (619)
NET FOREIGN EXCHANGE POSITION AFTER
 MINORITY STOCKHOLDERS' (c + d) R$                                            (4,926)                       (3,434)
NET FOREIGN EXCHANGE POSITION AFTER
 MINORITY STOCKHOLDERS' (c + d) US$                                           (2,276)                       (1,581)
------------------------------------------------------------------------------------------------------------------

(*)  Excludes transactions between local and foreign business.

44   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Itau has a significant overseas footprint and is prominent among private capital economic groups with activities abroad. The bank has strategically located facilities in the Americas, Europe and Asia, providing valuable synergies in trade finance, placing Eurobonds, offering sophisticated financial transactions (Structured Notes), and private banking activities in Luxembourg, international Cash Management and international wire transfers with emphasis on Bankfone Itau Japao, which provides online services and processing, representing a competitive difference in relation to the other Brazilian banks present in Japan.

On June 30, 2006, consolidated overseas investments - including non-financial activities - totaled R$ 6,321 million (US$ 2,921 million).

HIGHLIGHTS - UNITS ABROAD

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
UNIT ABROAD                                         JUN 30, 06  MAR 31, 06   COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
-----------------------------------------------------------------------------------------------------------------------------------
BRANCHES ABROAD
Assets                                                   7,107       7,792   Higher income from derivative financial instruments
Stockholders' Equity                                     1,839       1,811   mainly in the future market and with trading of
Net Income accumulated in the Financial Year                95          41   Brazilian sovereign debt securities.
Net Income in the Quarter                                   54          41
Quarterly annualized ROA                                   3.0%        2.1%
Quarterly annualized ROE                                  11.7%        9.0%
-----------------------------------------------------------------------------------------------------------------------------------
ITAU BANK, LTD.
Assets                                                   3,842       3,483   Higher income from derivative financial instruments.
Stockholders' Equity                                     1,192       1,212
Net Income accumulated in the Financial Year               (38)        (22)
Net Income in the Quarter                                  (16)        (22)
Quarterly annualized ROA                                  -1.7%       -2.5%
Quarterly annualized ROE                                  -5.3%       -7.2%
-----------------------------------------------------------------------------------------------------------------------------------
BANCO ITAU BUEN AYRE S.A.
Assets                                                   1,323       1,265   Lower income mainly due to higher personnel expenses
Stockholders' Equity                                       218         215   caused by labor union agreement.
Net Income accumulated in the Financial Year                 9           6
Net Income in the Quarter                                    4           6
Quarterly annualized ROA                                   1.1%        1.9%
Quarterly annualized ROE                                   6.6%       11.0%
-----------------------------------------------------------------------------------------------------------------------------------
BANCO ITAU EUROPA S.A. CONSOLIDATED
Assets                                                   7,948       7,127   Lower income from derivative financial instruments
Stockholders' Equity                                     1,156       1,089   and income from the investment in Banco BPI.
Net Income accumulated in the Financial Year                69          48
Net Income in the Quarter                                   21          48
Quarterly annualized ROA                                   1.0%        2.7%
Quarterly annualized ROE                                   7.2%       17.8%
-----------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES OF BANCO BBA (1)
Assets                                                   9,971      10,296   Lower income from trading and valuation of Brazilian
Stockholders' Equity                                     1,919       1,904   sovereign debt securities.
Net Income accumulated in the Financial Year               109          87
Net Income in the Quarter                                   22          87
Quarterly annualized ROA                                   0.9%        3.4%
Quarterly annualized ROE                                   4.6%       18.3%
-----------------------------------------------------------------------------------------------------------------------------------

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd. and BBA Icatu Securities, INC.

45   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINE RAISING

Our extensive relationship with correspondent banks provide us with a great power of penetration and diversification of the origin of funds which, combined with our superior understanding of the Brazilian economy fundamentals, leads to a substantially larger offer and increased tenors, while funding costs are kept at historically low levels.

TRADE LINE DISTRIBUTION

-------------------------------
GROUP/COUNTRY     PARTICIPATION
-------------------------------
Europe                  61%
United States           20%
Latin America           13%
Canada                   3%
Asia                     3%
-------------------------------

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%p.y.)

--------------------------------------
                      DUE TO:
    AT:        180 DAYS      360 DAYS
--------------------------------------
Dec 31,05          0.150%        0.250%
Mar 31,06          0.150%        0.200%
Jun 30,06          0.150%        0.200%
--------------------------------------

MAIN ISSUES OUTSTANDING(1)

The main issues outstanding in the second quarter of 2006 are shown below.

                                                                     US$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                            BALANCE AT   BALANCE AT                  MATURITY
      INSTRUMENT                    COORDINATOR              MAR 31,06    JUN 30,06   ISSUE DATE       DATE            COUPON %
-----------------------------------------------------------------------------------------------------------------------------------
Fixed Rate Notes(2)     Merrill Lynch                              255          262   08/13/2001    08/15/2011         4.250%
Fixed Rate Notes        Merrill Lynch and Itaubank                 100          100   08/13/2001    08/15/2011         10.000%
Fixed Rate Notes        Merrill Lynch and Itaubank                  80           80   11/09/2001    08/15/2011         10.000%
Fixed Rate Notes        Merrill Lynch                              105          105   11/25/2003    09/20/2010         5.010%
Fixed Rate Notes        ABN Amro Bank and Itaubank                 125          125   01/31/2005    01/31/2008         4.375%
Floating Rate Notes(3)  Banca IMI and Royal Bank of
                         Scotland                                  182          192   07/24/2003    07/24/2006   Euribor(7) + 0.55%
Floating Rate Notes     Itaubank                                   393          393   12/31/2002    03/30/2015    Libor(6) + 1.25%
Floating Rate Notes(4)  Itau Europa, HypoVereinsbank and
                         ING Luxembourg                            242          256   06/25/2004    07/12/2007   Euribor(7) + 0.45%
Floating Rate Notes     Merrill Lynch                              105          105   07/07/2004    03/20/2011    Libor(6) + 0.65%
Floating Rate Notes(4)  HypoVereinsbank and ING                    242          256   06/22/2005    06/22/2010   Euribor(7) + 0.375
Floating Rate Notes     Calyon                                     135          135   06/30/2005    09/20/2008    Libor(6) + 0.30%
Floating Rate Notes     Calyon                                     200          200   06/30/2005    09/20/2012    Libor(6) + 0.20%
Floating Rate Notes(5)  Itau Europa, HypoVereinsbank and
                         LB Baden Wuerttemberg                     121          128   12/22/2005    12/22/2015   Euribor(7) + 0.55%
Other Notes(8)                                                     419          405
Total                                                            2,705        2,742
-----------------------------------------------------------------------------------------------------------------------------------

(1)  Refer to principal amounts.
(2)  Amount in US$ equivalent to JPY 30 billion.
(3), (4) and (5) Amounts in US$ equivalent to(euro)150 million,(euro)200 million and(euro)100 million, respectively.
(6)  180-day Libor.
(7)  90-day Euribor.
(8)  Structured and Credit Linked Notes.

46   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCIERA S.A.

                             [GRAPHIC APPEARS HERE]

     OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

We manage our ownership structure so as to ensure the best utilization of capital across the our operating segments. Note 15 to the Financial Statements details the average acquisition cost of treasury stock, as well as the activity of options granted to conglomerate executives under the "Stock Option Plans". It is worthwhile mentioning that, if we had adopted the criteria of recognizing the option grant expenses, the impact on the results would have been an expense of R$ 30 million in the half year of 2006.

---------------------------------------------------------------------------------------
BANCO ITAU HOLDING FINANCEIRA S.A.              JUN 30, 06    MAR 31, 06    JUN 30, 05
---------------------------------------------------------------------------------------
Stockholders                                         56,428        52,687        49,174
Outstanding Preferred Shares (in thousands)         506,414       506,189       518,570
Outstanding Common Shares (in thousands)            601,529       601,545       605,963
---------------------------------------------------------------------------------------
Outstanding Shares (in thousands)                 1,107,942     1,107,735     1,124,533
---------------------------------------------------------------------------------------
Preferred Shares in Treasury (in thousands)          20,564        20,789        30,408
Common Shares in Treasury (in thousands)              4,435         4,418            24
---------------------------------------------------------------------------------------
Shares in Treasury (in thousands)                    24,999        25,207        30,432
---------------------------------------------------------------------------------------

Note: In October/05, a reverse split of shares was carried out (900%). The position of Jun/05 is adjusted for better comparability.

The organization chart below summarizes our current ownership structure.

                              [CHART APPEARS HERE]

Note: Itausa's direct and indirect interest in Banco Itau Europa is 89.89%.

48   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

SECURITIES MARKET PERFORMANCE

As of June 30, 2006, Itau Holding's preferred stock (ITAU4) traded at R$ 63.10 per share, appreciating by 46.1% compared to the second quarter of the prior year. Our ADRs (ITU), traded on NYSE, closed the second quarter of 2006 with a 57.6% appreciation compared to the 2005 second quarter , quoted at US$ 29.16 per ADR.

SECURITIES MARKET PERFORMANCE (*) - R$

----------------------------------------
                               PREFERRED
ON JUNE 30, 2006                SHARES
----------------------------------------
Maximum in the quarter (a)         65.80
Minimum in the quarter (b)         51.00
Variation % (a/b)                   29.0%
Maximum in the year (c)            76.40
Minimum in the year (d)            41.30
Variation % (c/d)                   85.0%
Closing Price                      63.10
----------------------------------------

*    Calculated based on closing quotations on 06/30/2006

NET DIVIDENDS/INTEREST ON OWN CAPITAL (JCP)

                              [CHART APPEARS HERE]

The amount of R$ 360 million paid/accrued as Dividends/JCP, net of Income Tax, in the second quarter represents a 20.0% increase compared to the second quarter of 2005.

RELEVANT EVENTS

"APIMEC CYCLE 2006 "

During the first half of the year, the bank made four presentations under the Apimec (Brazilian Association of Analysts and Investment Professionals in the Capital Market) Cycle 2006, in Brasilia, Belo Horizonte, Rio de Janeiro and Porto Alegre, with an average audience of 200 participants per event. These four Apimec charters awarded us the Apimec Assiduity Seal for having conducted 8 consecutive meetings in each of these cities. During July, we made three additional Apimec presentations in Goiania, Salvador and Recife, with 108, 120 and 110 participants, respectively.

"BOARD OF DIRECTORS CHARTER "

On May 8, 2006, our Board of Directors, consistent with to the best international corporate governance practices, approved the Banco Itau Holding Financeira S.A. Charter, covering subjects such as the Board's role, the frequency of its meetings, the duties of its members and the evaluation of the Board.

"APPOINTMENT AND COMPENSATION COMMITTEE"

Our Compensation Committee had its scope expanded and its name altered to Appointment and Compensation Committee. This body is responsible for providing guidance on the compensation of the group officers, reviewing and proposing names to make up the Executive Board and statutory Committees, state their views on conflict of interest situations, as well as suggesting criteria to evaluate the Board of Directors.

"SARBANES-OXLEY ACT AND 20-F REPORT"

On June 8, 2006, we filed our 20-F Report (Financial Statements in accordance with the U.S. accounting legislation) and were the first foreign bank to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (SOX) with respect to internal control over our consolidated financial statements, one year before the date established by the U.S. regulator. To this end, we included in our Annual 20-F Report the "Management Report on Internal Control over Consolidated Financial Statements", certifying that our internal control was assessed in accordance with the U.S. rules and was found to be effective as of December 31, 2005.

"MARKET CAPITALIZATION" (*)

Itau Holding's market capitalization on June 30, 2006 was R$ 69,911 million. From 1997 to the second quarter of 2006, our market capitalization increased on average 30.7% per year.

                              [CHART APPEARS HERE]

(*) Calculated based on closing quotations for preferred shares multiplied by outstanding shares

"PERFORMANCE CULTURE"

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of the strategic long-term vision of the Performance Culture, the return on stockholders' equity has remained above 30% over the past seven quarters.

RETURN ON AVERAGE EQUITY (%)(*)

                              [CHART APPEARS HERE]

(*)  Annualized

49   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]

--------------------------------------------------------------------------------
                                                PricewaterhouseCoopers
                                                Av. Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audits of the consolidated financial statements of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2006 and 2005, on which we issued an unqualified opinion dated July 24, 2006, we performed a review of the supplementary information included in the Management Discussion and Analysis of Banco Itau Holding Financeira S.A. and its subsidiary companies as of June 30, 2006.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis of Banco Itau Holding Financeira S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and its subsidiary companies' financial position and operations. The supplementary information included in the Management Discussion and Analysis is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. Based on our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of June 30, 2006 taken as a whole.

Sao Paulo, July 24, 2006

PricewaterhouseCoopers                    /s/ Ricardo Baldin
---------------------------               ------------------------------
PricewaterhouseCoopers                    CRC 2SP000160/O-5
Auditores Independentes                   Ricardo Baldin
                                          Contador CRC 1SP110374/O-0

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A]

                            [GRAPHICS APPEARS HERE]

     COMPLETE FINANCIAL STATEMENTS JUNE 2006

                       BANCO ITAU HOLDING FINANCEIRA S.A.

             INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2006

We present below the results of Itau for the first half of 2006. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itau website (http://www.itauri.com.br).

     1. Consolidated net income totaled R$ 2,958 million in the first half of 2006, with annualized return of 35.7% on average equity. Consolidated stockholders' equity totaled R$ 17,555 million, a 12.8% increase in this half, and referential equity for operating limits calculation purposes was R$ 22,863 million. Itau preferred and common shares for the first half rose 3.1%, while the Bovespa index rose 5.9%

     2. Itau employed 53,277 people at the end of the first half of 2006. Fixed compensation plus charges and benefits totaled R$ 1,756 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 322 million. Additionally, Itau invested R$ 30 million in education, training and development programs.

     3. Itau paid or provided for its own taxes and contributions in the amount of R$ 2,984 million in the first half of 2006. Additionally, the amount of R$ 3,599 million in taxes was withheld from clients, collected and paid.

     4. Consolidated assets totaled R$ 172,413 million, an 18.0% increase as compared to June 2005. The loan portfolio, including endorsements and sureties, grew 27.5% as compared to the same period in the prior year, totaling R$ 74,783 million. Noteworthy is the 49.0% increase in the credit to individuals segments.

     5. Total own free, raised and managed funds increased 24.1% as compared to June 2005, totaling R$ 285,595 million. Time deposits grew 50.7%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 16,409 million, an increase of 31.2% as compared to the same period in the prior year.

     6. Itau Holding complied with all Section 404 requirements of the Sarbanes-Oxley Act in connection with the internal controls over the reporting of the consolidated financial statements as of December 31, 2005 one year prior to the compliance deadline set by the US Authorities, being the first foreign bank listed on the New York Stock Exchange (NYSE) to attain it.

     7. Standard & Poor's (S&P) upgraded the Banco Itau's credit rating in global scale of local and foreign currencies from BB to BB+. The new rating positions the bank just one degree before investment grade status.

     8. Euromoney magazine considered Itau the Best Brazilian Bank and its Private Bank as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from US$ 1 million to US$ 10 million. It was also considered the most sustainable and ethical bank of Latin America by the Latin Finance/Management & Excellence Magazine. The Bank won the Grand Prix for the Best Investor Relations Program (among large cap companies) from IR Magazine. Moreover, it was the winner of the following categories: Best Investment Community Meeting and Best IR Performance a CEO.

     9. In May, Itau and Bank of America Corporation entered into an agreement for the acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America. In relation to the operations in Brazil, the agreement provides for the payment through the issuance of 68.5 million preferred shares of Itau, which value is approximately R$ 4.6 billion. The goodwill of this investment is estimated at R$ 2.4 billion, net of taxes.

     10. Banco Itau and Banco Itau BBA adhered to the revised version of the Equator Principles, applicable to projects worth over US$ 10 million as well as consulting and improvement projects, or expansion of existing projects that have significant social and environmental impact. Banco Itau Holding Financeira, Banco Itau Europa and Banco Itau Buen Ayre had also adhered the Equator Principles. Banks are required to prepare annual reports on the implementation progress of such Principles and improve the social and environmental responsibility standards.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 54

     11. Noteworthy in this period in Fundacao Itau Social are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, in which 15,461 schools participated and involving approximately 33,000 teachers and 1.6 million of students; the second edition of the "Jovens Urbanos" (Urban Youth) Program attending 480 youths; the implementation of the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) Program in the State of Minas Gerais with the participation of 189 municipalities; the sixth edition of the "Escola Voluntaria" (volunteerism in schools) Award; and the third Social Projects Economic Evaluation course.

     12. Itau Cultural received in its headquarters, a cultural center in Sao Paulo, over 129 thousand visitors. In the first half, we highlight the beginning of the application period for the Dance and Film and Video Categories of the Rumos (Directions) Program; the "Rumos Artes Visuais 2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts - Brazil Paradoxes), which was visited by more than 64 thousand people from March to May; the attention that the Rumos program received in the "Copa da Cultura" in Berlin; and the "Cronica na Sala de Aula" (chronicle in the classroom) course, in which 4,124 educators participated.

Sao Paulo, July 31, 2006.

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 55

MANAGEMENT REPORT - 1ST HALF OF 2006

TO OUR STOCKHOLDERS:

We present the Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the first half of 2006, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendencia de Seguros Privados (SUSEP - the Brazilian insurance regulator).

THE ECONOMY

The economic activity showed growth, the GDP rose 3.4% in the first quarter of 2006 in relation to the first quarter of 2005. Foreign trade continued to put in an excellent performance. Exports totaled US$ 60.9 billion until June. Imports totaled US$ 41.4 billion. These results maintained the balance of trade at US$
44.6 billion in the twelve-month period ended in June. The current account of the balance of payments continued to post a surplus of US$ 12 billion in the twelve-month period ended in June, while the international reserves increased to US$ 62.7 billion at the end of June.

The average dollar quote of R$ 2.19 represented an appreciation of almost 10% in relation to the average quote in 2005. This appreciation plus the monetary policy effects caused inflation to converge to lower levels in each month. The Broad Consumer Price Index (IPCA) showed inflation of 1.54% in the year up to June and of 4.03% in the twelve-month period. Bacen has successively cut the base interest rate, which was 15.25% p.a. at the end of the first half.

In the financial sector, credit to individuals increased 12.4% in real terms, from R$ 157.6 billion at the end of 2005 to R$ 177.2 billion in June 2006. Credit to businesses grew 7.9%, from R$ 187.5 billion to R$ 202.2 billion in June. Regarding fund raising, demand deposits in June were 7.2% higher than that posted in the same period of 2005. Time deposits (floating and fixed-rate Bank Deposit Certificates) increased 9.9%, while savings deposits decreased 1.5% as compared to June 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 56

BANCO ITAU HOLDING FINANCEIRA

In this half, Itau Holding maintained a differentiated performance and obtained important results which reflect the continuous growth of its business.

MAIN ECONOMIC AND FINANCIAL INDICATORS

=================================================================================================================================
                                                              1ST         1ST       CHANGE        2ND          1ST       CHANGE
                                                              H/06        H/05         %          Q/06         Q/06         %
----------------------------------------------------------  --------   ---------   ---------   ----------   ---------   ---------
INCOME - R$ MILLION
  Gross income from financial operations                       5,870       5,720         2.6        2,771       3,099       (10.6)
  Income from service fees, insurance, pension plans and
   capitalization                                              7,830       6,701        16.8        4,002       3,828         4.5
  Expenses not related to interests (1)                        5,598       5,196         7.7        2,809       2,789         0.7
  Operating income                                             4,686       4,026        16.4        2,326       2,360        (1.5)
  Consolidated net income                                      2,958       2,475        19.5        1,498       1,460         2.6
RESULTS PER SHARE - R$
  Consolidated net income                                       2.67        2.20        21.3         1.35        1.32         2.6
  Book value                                                   15.84       13.36        18.6        15.84       15.00         5.6
  Interest on own capital and dividends                         0.85        0.62        37.5         0.35        0.50       (29.2)
  Price per preferred share (PN) (2)                           58.84       43.89        34.1        58.84       67.62       (13.0)
  Market capitalization - R$ million (3)                      65,194      49,355        32.1       65,194      74,902       (13.0)
BALANCE SHEET - R$ MILLION
  Total assets                                               172,413     146,158        18.0      172,413     164,423         4.9
  Total loans (including endorsements and sureties)           74,783      58,647        27.5       74,783      72,046         3.8
  Free, raised and managed own resources                     285,595     230,140        24.1      285,595     275,952         3.5
  Subordinated debts                                           4,535       4,537        (0.1)       4,535       4,471         1.4
  Consolidated stockholders' equity                           17,555      15,027        16.8       17,555      16,619         5.6
  Referential equity (4)                                      22,863      20,219        13.1       22,863      22,086         3.5
FINANCIAL RATIOS (%) P.A
  Return on average equity (5)                                  35.7        34.0                     35.1        36.3
  Return on average assets                                       3.6         3.5                      3.6         3.7
  Efficiency ratio (6)                                          44.4        50.3                     43.5        45.2
  Solvency ratio (Basel ratio) (7)                              16.3        18.3                     16.3        16.9
  Fixed assets ratio (7)                                        27.4        26.5                     27.4        25.7
=================================================================================================================================

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.
(2)  Based on the average quote in the last month of the period.
(3) Calculated based on the average quote of preferred shares in the last month of the period.
(4) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidated result.
(5) For the first half, it represents the relation between the net income in the first half and the average equity( (June+ March+December)/3), multiplied by 2. For the quarter, it represents the relation between the net income in the quarter and the average equity ( (June+ March)/2), multiplied by 4.
(6) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(7)  Position at June 30 and March 31.

Consolidated net income for the first half was R$ 2,958 million, with an annualized return of 35.7% on average equity. The consolidated stockholders' equity of R$ 17,555 million increased 12.8% in the first half. Itau Holding paid and provided for taxes and contributions for the period in the amount of R$ 2,984 million.

Itau Holding's consolidated assets totaled R$ 172,413 million, a growth of 18.0% as compared to June 2005. The loan portfolio, including endorsements and sureties, increased 27.5% as compared to the same period in 2005, reaching R$ 74,783 million. Noteworthy was the growth of 49.0% in the credit to individuals segment.

Total own free, raised and managed funds increased 24.1% as compared to June 2005, totaling R$ 285,595 million. We highlight the growth of time deposits by 50.7%.

In the first half, Itau Holding's preferred shares and common shares appreciated 3.1%, whereas the Bovespa index appreciated 5.9%. The market value of Itau Holding reached R$ 65,194 million at the end of the first half of 2006.

ACQUISITION OF THE BANKBOSTON OPERATIONS IN BRAZIL

On May 1, 2006, Itau Holding and Bank of America Corporation entered into an agreement for the acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

In relation to the operations in Brazil, the agreement provides for the payment through the issuance of 68.5 million preferred shares of Itau, which value is approximately R$ 4.6 billion (based on the average market quote of the preferred shares between February 21 and April 24, 2006). As a result, Bank of America Corporation, the second largest bank in the world in market value, will become an important stockholder of Itau Holding entitled to appoint one member of Itau Holding's Board of Directors. The goodwill of this investment is estimated at R$
2.4 billion, net of taxes. The completion of this transaction is subject to the approval of the Central Bank of Brazil and other relevant authorities.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                57

This operation will secure to Itau Holding the leadership amongst private institutions in asset management, custody business and the high net worth individual and large corporate sectors and it will provide the expansion of its operations into new markets in Latin America.

SARBANES-OXLEY ACT - SECTION 404

Itau Holding complied with all Section 404 requirements of the Sarbanes-Oxley Act in connection with the internal controls over the reporting of the consolidated financial statements as of December 31, 2005 one year prior to the compliance deadline set by the US Authorities, being the first foreign bank listed on the New York Stock Exchange (NYSE) to attain it. This compliance process comprised an extensive assessment of related risks and the identification and testing of the respective controls, in addition to the preparation of the formal documentation for all of these tasks.

RATINGS AND AWARDS

Standard & Poor's (S&P) upgraded the Banco Itau's credit rating in global scale of local and foreign currencies from BB to BB+. With this upgrade, the Bank is above the long-term sovereign credit rating (Brazil) of foreign currencies. The new rating positions the bank just one degree before investment grade status.

In the first half, we highlight the following awards:

     o The most sustainable and ethical bank of Latin America - Latin Finance/Management & Excellence Magazine - 2nd year in a row;
     o    Best Brazilian Bank - Euromoney Magazine - 9th year in a row;
     o Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from US$ 1 million to US$ 10 million - Euromoney Magazine;
     o IR Magazine Brazil Awards - Best Investor Relations Program (among large cap companies), Best Investment Community Meeting and Best IR Performance by a CEO; and
     o Technology Awards for the Bank's innovation in cash management - The Banker Magazine.

PEOPLE

Itau employed 53,277 people at the end of the first half of 2006. Fixed compensation plus charges and benefits totaled R$ 1,756 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 322 million. Additionally, Itau invested R$ 30 million in education, training and development programs. The employees received the Personal Finance and Family Financial Planning booklet that supplemented the "Conscious Use of Credit" campaign.

SUBSIDIARIES

o BANCO ITAU

Banco Itau's operations presented a good performance. In the individuals segment, we highlight the vehicle financing and credit card portfolios, which grew 71.7% and 37.6%, respectively, as compared to June 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                58

=================================================================================================================================
                                                                                    CHANGE                               CHANGE
         PRO FORMA INFORMATION (R$ MILLION) (1)             1ST H/06   1ST H/05        %        2ND Q/06    1ST Q/06        %
----------------------------------------------------------  --------   ---------   ---------   ----------   ---------   ---------
INCOME
  Gross income from financial operations                       4,464       4,264         4.7        2,287       2,177         5.1
  Income from service fees, insurance, pension
  plans and capitalization                                     4,526       3,471        30.4        2,310       2,215         4.3
  Expenses not related to interests                            5,179       4,638        11.7        2,568       2,611        (1.7)
  Operating income                                             3,479       3,136        10.9        1,903       1,576        20.8
  Net income                                                   2,271       1,898        19.6        1,201       1,070        12.2
  Allocated capital - tier I (2)                              13,306      11,472        16.0       13,306      12,264         8.5
  Annualized return (%)                                         37.0        33.4                     37.6        36.4
ASSETS AND LOANS
  Total loans (3)                                             50,539      37,341        35.3       50,539      47,125         7.2
  Businesses                                                  14,024      11,147        25.8       14,024      13,741         2.1
  - Corporations                                                   -           -           -            -           -           -
  - Very small/small and middle market companie               14,024      11,147        25.8       14,024      13,741         2.1
  Individuals                                                 33,992      22,816        49.0       33,992      30,813        10.3
  - Credit card                                                7,372       5,359        37.6        7,372       6,904         6.8
  - Vehicles                                                  14,046       8,181        71.7       14,046      12,451        12.8
  - Personal loans                                            12,575       9,276        35.6       12,575      11,457         9.8
  Mandatory loans                                              2,523       3,378       (25.3)       2,523       2,571        (1.9)
  - Real estate loans                                          1,913       1,884         1.6        1,913       1,902         0.6
  - Rural loans                                                  610       1,495       (59.2)         610         669        (8.8)
  Interbank deposits                                          39,385      34,548        14.0       39,385      34,699        13.5
  Securities                                                  27,729      23,407        18.5       27,729      26,428         4.9
Deposits and Managed funds                                   191,501     151,676        26.3      191,501     187,329         2.2
  Deposits                                                    52,578      45,890        14.6       52,578      51,753         1.6
  Managed funds                                              138,923     105,785        31.3      138,923     135,576         2.5
  - Investment funds                                         129,641      97,682        32.7      129,641     126,558         2.4
  - Managed portfolios                                         9,282       8,103        14.5        9,282       9,018         2.9
=================================================================================================================================

(1) The segregation of Banco Itau and the Corporation operations, as well as of the credit credit card and vehicle financing operations between account and non-account holders, is shown in detail in the Management Discussion and Analysis Report.
(2) Reflects the economic capital of Banco Itau Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itau to its business units.
(3)  Includes endorsements and sureties.

... CREDIT CARDS

In June, Itaucard had 8.4 million cards issued and consolidated its operations in the several segments of the credit card market.

In June, Credicard Itau had 4.4 million credit cards issued. Banco Itau consolidated its position as the top issuer of credit cards in Brazil through an operation that involved 12.8 million cards and R$ 15.1 billion of billings up to June 2006.

... CONSUMER CREDIT

Itau Holding has strengthened its operations in the consumer credit area by expanding its business associated with the Taii brand and shall have 900 points-of-sale under this brand at the end of 2006.

At the end of the first half, Taii had 4.4 million customers, a growth of 27% as compared to December 2005, and the portfolio amounted to R$ 2,737 million.

... ITAUCRED VEHICLES

In the first half of 2006, the granting of vehicle financing and leasing amounted to R$ 6,607 million, an increase of 62.9% as compared to the same period in 2005. At the end of this period, the Bank's share in this market was approximately 21%. The loan portfolio reached R$ 14,046 million, a growth of 25.9% in the first half above the market average.

... INSURANCE, PENSION PLANS AND CAPITALIZATION

Itau Seguros and its subsidiaries reached R$ 1,286 million in premiums in the first half of 2006, a 9.6% increase as compared to the same period in 2005. Itau Seguros maintains the market leadership in home insurance with a share of 18.6%.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 59

In the first half of 2006, Itau Vida e Previdencia and Itauprev revenue reached R$ 1,764 million in premiums earned in connection with life insurance, VGBL and Compulsory Insurance Against Personal Damages Caused by Automotive Vehicles (DPVAT), representing an increase of 23.5% as compared to the first half of 2005.

===========================================================================================================
                                                               LIFE INSURANCE AND
                                            INSURANCE            PENSION PLANS           CAPITALIZATION
                                     ----------------------  ----------------------  ----------------------
      PRO FORMA INFORMATION
          (R$ MILLION)               1ST H 2006  1ST H 2005  1ST H 2006  1ST H 2005  1ST H 2006  1ST H 2005
----------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Net income                                   93          47         185         176          65          59

Premiums earned and results of
 pension plans and capitalization         1,040         875         245         215         112          88
Technical provisions                      1,355       1,150      13,982      10,273       1,072       1,082
===========================================================================================================

=======================================================================

                                              CONSOLIDATED (*)
                                     ----------------------------------
      PRO FORMA INFORMATION                                   CHANGE
          (R$ MILLION)               1ST H 2005  1ST H 2005     (%)
----------------------------------   ----------  ----------  ----------
Net income                                  345         272        26.8

Premiums earned and results of
 pension plans and capitalization         1,394       1,178        18.3
Technical provisions                     16,409      12,506        31.2
=======================================================================

(*) Consolidated information does not represent the sum of parts, as there are intercompany operations which were eliminated only in the consolidated report.

... ITAU CORRETORA DE VALORES

In the first half, Itau Securities held the first event of a Brazilian institution in the US about capital markets. The event was attended by 23 companies and over 200 foreign investors.

... BANCO ITAU EUROPA

Banco Itau Europa's consolidated assets reached (euro) 2.9 billion, 3.9% higher than that posted in the same period in 2005. Consolidated net income totaled
(euro) 27.2 million, a growth of 43.4% as compared to the same period in 2005. The banking product reached (euro) 44.7 million, 43.3% higher than that posted in the same period of 2005. In the first half, the efficiency ratio reached 29.8%. Banco Itau Europa Luxemburgo contributed to the overall positive results of the Bank, accounting for 24.2% of its banking product and 15.9% of net results. At the end of June, managed assets exceeded US$ 2.9 billion, with more than 1,500 active clients.

The Bank's investment grade status - Baa1 by Moody's and BBB+ by Fitch Ratings - has significantly contributed to the access to a varied source of funds, considering that the Bank traded on the primary and secondary markets during the first half of 2006.

o   BANCO ITAU BBA

In the first half, we highlight the sustainable growth of the Investment Banking area, the focus on structured operations and derivative transactions, the growth of Cash Management operations, and the intensification of the international area operations.

Banco Itau BBA participated in debenture and promissory notes operations that totaled R$ 9,091 million and credit rights investment funds (FIDC) transactions that totaled R$ 1,010 million. In the National Association of Investment Banks (ANBID) ranking, disclosed in relation to transactions comprising the first half of 2006, the Bank ranked first in the fixed-income origination and FIDC operations with a market share of 26.4% and 56.7%, respectively.

In variable income, Banco Itau BBA was the coordinator and bookrunner of IPOs that totaled R$ 1,916 million and of subsequent public offerings that amounted to R$ 1,271 million. In the latest ANBID ranking (disclosed in relation to operations of the first half of 2006), the Bank ranked third in the origination of these operations with a market share of 12.8%.

At the end of the first half, Banco Itau BBA ranked first in Bloomberg's and second in Thomson's mergers & acquisitions transactions.

In relation to structured and derivative operations, it is worthy to mention the 63.7% growth in the volume of derivative operations compared to the average volume of the first half of 2005 and the increase of 20.2% in the volume of local currency borrowings, in relation to the same period of 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 60

In the international Area, we highlight the structuring of long term operations related to syndications, including the use of derivative instruments and the activities in markets of growing importance to the clients, such as Asia, Eastern Europe and Argentina. Noteworthy also is the great offer of credit lines to foreign trade with maintenance of low costs of funding.

==============================================================================================================
                                                                      CHANGE                           CHANGE
         PRO FORMA INFORMATION                 1ST H/06   1ST H/05       %      2ND Q/06   1ST Q/06       %
--------------------------------------------   --------   --------   --------   --------   --------   --------
RESULTS - R$ MILLION
Gross income from financial operations            1,031        942        9.5        407        624      (34.8)
Operating income                                    990        772       28.3        429        561      (23.6)
Consolidated net income                             688        577       19.3        298        390      (23.7)
BALANCE SHEET - R$ MILLION
Total assets                                     44,445     38,677       14.9     44,445     44,378        0.2
Total loans (1)                                  24,244     21,306       13.8     24,244     24,921       (2.7)
Allocated capital - tier I (2)                    4,249      3,554       19.6      4,249      4,354       (2.4)
FINANCIAL RATIOS (%) p.a
Return on average allocated capital - tier I       31.9       34.7                  27.7       36.0
Return on assets                                    3.1        3.0                   2.7        3.6
==============================================================================================================

(1)  Includes endorsements and sureties

(2) Reflects the economic capital of Banco Itau BBA Pro Forma, determined based on management criteria set up for allocation of capital of Itau to its business units.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Banco Itau and Banco Itau BBA adhered to the revised version of the Equator Principles, which are applicable to projects over US$ 10 million, as well as consulting and improvement projects or the expansion of existing projects with significant social and environmental impact. Banco Itau Holding Financeira, Banco Itau Europa and Banco Itau Buen Ayre had also adhered to Equator Principles. Banks are required to prepare annual reports on the implementation progress of such Principles and improve the social and environmental responsibility standards.

Banco Itau's employees have participated of the "Campanha do Agasalho" (winter clothes donation campaign) of the Solidarity Social Fund of the state of Sao Paulo, which resulted in the donation of over 16 tons of winter clothes and in consequence, the bank will donate the same ton amount of blankets.

In the semester, it was invested R$ 34 million in social and cultural projects.

... ITAU SOCIAL

Noteworthy, in this half, are the third edition of the "Escrevendo o Futuro" (Writing the Future) Award, in which 15.461 schools participated and involving approximately 33,000 teachers and 1.6 million of students; the second edition of the "Jovens Urbanos" (Urban Youth) Program in Sao Paulo attending 480 youths; the implementation of the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) Program in the State of Minas Gerais with the participation of approximately 590 people and 189 municipalities; and the third Social Projects Economic Evaluation course that trained 30 representatives of NGOs - Non Governmental Organizations and the government. We also highlight the sixth edition of the "Escola Voluntaria" (volunteerism in schools) Award and the expansion of the "Itau Voluntario" (volunteerism in Itau) Program in its network of branches.

... ITAU CULTURAL

Itau Cultural received in its headquarters, a cultural center in Sao Paulo, over 129 thousand visitors.

We highlight the beginning of the application period for the Dance and Film and Video Categories of the Rumos (Directions) Program. The "Rumos Artes Visuais 2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts - Brazil Paradoxes) was visited by over 64 thousand people from March to May. From June to August, the exhibit will be held in Paco Imperial, in the State of Rio de Janeiro. The Rumos program exerted great attraction in the "Copa da Cultura" in Berlin, Germany.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 61

"Cronica na Sala de Aula" (chronicle in the classroom) course was offered in Sao Paulo and in the cities of Barra do Pirai, Campos dos Goytacazes, Nova Iguacu, Rio de Janeiro and Tres Rios. In aggregate, 4,124 educators participated in the course.

The "Onda Cidada" (communal wave) program carried out many activities in June. A total of 64 representatives from 45 broadcasting companies of 11 states participated in the meeting of radios.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

In the first half, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

CIRCULAR LETTER 3,068/01 OF CENTRAL BANK OF BRAZIL

Banco Itau Holding Financeira S.A. hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,643 million, corresponding to only 4.4% of total securities held.

ACKNOWLEDGEMENTS

We thank our stockholders and clients for their essential support and trust and our employees for their dedication and talent, which drive us to increasingly better results.

       (Approved at the Meeting of the Board of Directors held on July 31, 2006)

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com.br).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 62

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS                       ADVISORY BOARD
------------------                       --------------
CHAIRMAN                                 FERNANDO DE ALMEIDA NOBRE NETO
--------                                 LICIO MEIRELLES FERREIRA
OLAVO EGYDIO SETUBAL                     LUIZ EDUARDO CAMPELLO

VICE-CHAIRMEN                            APPOINTMENTS AND COMPENSATION COMMITTEE
-------------                            ---------------------------------------
ALFREDO EGYDIO ARRUDA VILLELA FILHO      PRESIDENT
JOSE CARLOS MORAES ABREU                 ---------
ROBERTO EGYDIO SETUBAL                   OLAVO EGYDIO SETUBAL

MEMBERS                                  MEMBERS
-------                                  -------
ALCIDES LOPES TAPIAS                     ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA                 CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER            FERNAO CARLOS BOTELHO BRACHER
GUSTAVO JORGE LABOISSIERE LOYOLA         JOSE CARLOS MORAES ABREU
HENRI PENCHAS                            ROBERTO EGYDIO SETUBAL
MARIA DE LOURDES EGYDIO VILLELA          ROBERTO TEIXEIRA DA COSTA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA                AUDIT COMMITTEE
SERGIO SILVA DE FREITAS                  ---------------
TEREZA CRISTINA GROSSI TOGNI             PRESIDENT
                                         ---------
EXECUTIVE BOARD                          CARLOS DA CAMARA PESTANA
---------------
CHIEF EXECUTIVE OFFICER                  MEMBERS
-----------------------                  -------
ROBERTO EGYDIO SETUBAL                   ALCIDES LOPES TAPIAS
                                         TEREZA CRISTINA GROSSI TOGNI
SENIOR VICE-PRESIDENT
---------------------                    DISCLOSURE AND TRADING COMMITTEE
HENRI PENCHAS                            --------------------------------
                                         ALFREDO EGYDIO SETUBAL
EXECUTIVE VICE-PRESIDENTS                ALCIDES LOPES TAPIAS
-------------------------                ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL(*)                ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER                  ANTONIO JACINTO MATIAS
                                         HENRI PENCHAS
LEGAL COUNSEL                            MARIA ELIZABETE VILLACA LOPES AMARO
-------------                            ROBERTO TEIXEIRA DA COSTA
LUCIANO DA SILVA AMARO                   SILVIO APARECIDO DE CARVALHO
                                         TEREZA CRISTINA GROSSI TOGNI
EXECUTIVE DIRECTORS
-------------------                      FISCAL COUNCIL
RODOLFO HENRIQUE FISCHER                 --------------
SILVIO APARECIDO DE CARVALHO             PRESIDENT
                                         ---------
MANAGING DIRECTORS                       IRAN SIQUEIRA LIMA
------------------
JACKSON RICARDO GOMES                    MEMBERS
MARCO ANTONIO ANTUNES                    -------
WAGNER ROBERTO PUGLIESI                  ALBERTO SOZIN FURUGUEM
                                         FERNANDO ALVES DE ALMEIDA
INTERNATIONAL ADVISORY BOARD
----------------------------
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

*    Investor Relations Officer

ACCOUNTANT
----------
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 63

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER    MANAGING DIRECTORS
-------------------------------------    ------------------
ROBERTO EGYDIO SETUBAL                   ANTONIO CARLOS RICHECKI RIBEIRO
                                         ALMIR VIGNOTO
SENIOR VICE-PRESIDENTS                   ANDRE DE MOURA MANDARAS
----------------------                   ANTONIO SIVALDI ROBERTI FILHO
ALFREDO EGYDIO SETUBAL                   AURELIO JOSE DA SILVA PORTELLA
ANTONIO JACINTO MATIAS                   ARNALDO PEREIRA PINTO
HENRI PENCHAS                            CARLOS EDUARDO DE MORI LUPORINI
RENATO ROBERTO CUOCO                     CARLOS EDUARDO MONICO
                                         CESAR PADOVAN
EXECUTIVE VICE-PRESIDENTS                CICERO MARCUS DE ARAUJO
-------------------------                CRISTIANE MAGALHAES TEIXEIRA
HELIO DE MENDONCA LIMA                   EDELVER CARNOVALI
JOSE FRANCISCO CANEPA                    EDUARDO ALMEIDA PRADO
RODOLFO HENRIQUE FISCHER                 ERIVELTO CALDERAN CORREA
RONALD ANTON DE JONGH                    FABIO WHITAKER VIDIGAL
RUY VILLELA MORAES ABREU                 HELI DE ANDRADE
                                         JAIME AUGUSTO CHAVES
LEGAL COUNSEL                            JEAN MARTIN SIGRIST JUNIOR
-------------                            JOAO ANTONIO DANTAS BEZERRA LEITE
LUCIANO DA SILVA AMARO                   JOAO COSTA
                                         JOAQUIM MARCONDES DE ANDRADE WESTIN
EXECUTIVE DIRECTORS                      JOSE ANTONIO LOPES
-------------------                      JOSE CARLOS QUINTELA DE CARVALHO
ALEXANDRE DE BARROS                      JULIO ABEL DE LIMA TABUACO
CLAUDIO RUDGE ORTENBLAD                  LUIS ANTONIO RODRIGUES
FERNANDO TADEU PEREZ                     LUIZ ANTONIO NOGUEIRA DE FRANCA
JOAO JACO HAZARABEDIAN                   LUIZ ANTONIO RIBEIRO
MARCO AMBROGIO CRESPI BONOMI             LUIZ ANTONIO RODRIGUES
OSVALDO DO NASCIMENTO                    LUIZ EDUARDO ZAGO
SERGIO RIBEIRO DA COSTA WERLANG          LUIZ FERNANDO DE ASSUMPCAO FARIA
SILVIO APARECIDO DE CARVALHO             LUIZ MARCELO ALVES DE MORAES
                                         MANOEL ANTONIO GRANADO
SENIOR MANAGING DIRECTORS                MARCELO HABICE DA MOTTA
-------------------------                MARCELO SANTOS RIBEIRO
ANTONIO CARLOS MORELLI                   MARCO ANTONIO ANTUNES
ALEXANDRE ZAKIA ALBERT                   MARCOS ROBERTO CARNIELLI
CARLOS HENRIQUE MUSSOLINI                MAXIMO HERNANDEZ GONZALEZ
JACKSON RICARDO GOMES                    MIGUEL BURGOS NETO
JOSE GERALDO BORGES FERREIRA             MOACYR ROBERTO FARTO CASTANHO
LUIZ ANTONIO FERNANDES VALENTE           OSVALDO JOSE DAL FABBRO
LYWAL SALLES FILHO                       PASCHOAL PIPOLO BAPTISTA
MARIA ELIZABETE VILACA LOPES AMARO       PATRICK PIERRE DELFOSSE
PAULO ROBERTO SOARES                     RENATA HELENA OLIVEIRA TUBINI
RICARDO VILLELA MARINO                   RICARDO ORLANDO
                                         RICARDO TERENZI NEUENSCHWANDER
                                         VALMA AVERSI PRIOLI

BANCO ITAU BBA S.A.

BOARD OF DIRECTORS                       VICE-PRESIDENT DIRECTORS - COMMERCIAL
------------------                       -------------------------------------
                                         ALBERTO FERNANDES
CHAIRMAN                                 SERGIO AILTON SAURIN
--------
ROBERTO EGYDIO SETUBAL                   LEGAL COUNSEL
                                         -------------
VICE-CHAIRMEN                            EZEQUIEL GRIN
-------------
FERNAO CARLOS BOTELHO BRACHER            DIRECTORS
HENRI PENCHAS                            ---------
                                         ALEXANDRE ENRICO SILVA FIGLIOLINO
MEMBERS                                  ANDRE LUIS TEIXEIRA RODRIGUES
-------                                  ANDRE LUIZ HELMEISTER
ALFREDO EGYDIO SETUBAL                   ANDRE EMILIO KOK NETO
ANTONIO BELTRAN MARTINEZ                 CAIO IBRAHIM DAVID
ANTONIO CARLOS BARBOSA DE OLIVEIRA       ELAINE CRISTINA ZANATTA RODRIGUES
                                         VASQUINHOS
CANDIDO BOTELHO BRACHER                  FABIO DE SOUZA QUEIROZ FERRAZ
EDMAR LISBOA BACHA                       FERNANDO ALCANTARA DE FIGUEREDO BEDA
EDUARDO MAZZILLI DE VASSIMON             FERNANDO FONTES IUNES
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN FRANCISCO PAULO COTE GIL
RODOLFO HENRIQUE FISCHER                 GILBERTO FRUSSA
SERGIO RIBEIRO DA COSTA WERLANG          GUSTAVO HENRIQUE PENHA TAVARES
                                         JOAO CARLOS DE GENOVA
EXECUTIVE BOARD                          JOAO REGIS DA CRUZ NETO
---------------                          JOSE IRINEU NUNES BRAGA
                                         LUIS ALBERTO PIMENTA GARCIA
CHIEF EXECUTIVE OFFICER                  LUIZ HENRIQUE CAMPIGLIA
-----------------------                  MARCELO MAZIERO
CANDIDO BOTELHO BRACHER                  MARIA CRISTINA LASS
                                         MARIO LUIZ AMABILE
EXECUTIVE MANAGING VICE-PRESIDENTS       ODAIR DIAS DA SILVA JUNIOR
----------------------------------       PAOLO SERGIO PELLEGRINI
ANTONIO CARLOS BARBOSA DE OLIVEIRA       PAULO DE PAULA ABREU
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 64

ITAU SEGUROS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL                   SENIOR MANAGING DIRECTOR
                                         ------------------------
SUPERINTENDENT DIRECTOR                  JACQUES BERGMAN
-----------------------
RUY VILLELA MORAES ABREU                 MANAGING DIRECTORS
                                         ------------------
                                         IDACELMO MENDES VIEIRA
EXECUTIVE MANAGING VICE-PRESIDENT        MANES ERLICHMAN NETO
---------------------------------        OSMAR MARCHINI
OLAVO EGYDIO SETUBAL JUNIOR

EXECUTIVE DIRECTORS
-------------------
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL

MANAGING VICE-PRESIDENTS
------------------------
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS
---------
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
GERONCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 65

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

==============================================================================================================================
ASSETS                                                                                            06/30/2006       06/30/2005
---------------------------------------------------------------------------------------------   -------------    -------------
CURRENT ASSETS                                                                                    133,129,572      113,789,425
   CASH AND CASH EQUIVALENTS                                                                        2,402,305        2,075,675
   INTERBANK INVESTMENTS (Notes 4a and 5)                                                          26,337,513       22,618,359
      Money market                                                                                 17,886,757       13,009,228
      Money market - Assets Guaranteeing Technical Provision SUSEP (Note 10b)                         158,755          259,718
      Interbank deposits                                                                            8,292,001        9,349,413
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                            28,541,667       20,680,769
      Own portfolio                                                                                 8,361,572        6,517,001
      Subject to repurchase commitments                                                               891,732          850,732
      Pledged in guarantee                                                                          1,687,952          323,288
      Securities subject to unrestricted repurchase agreements                                        300,300                -
      Deposited with the Central Bank                                                                  29,743            5,349
      Derivative financial instruments                                                              2,800,369        2,061,267
      Assets Guaranteeing Technical Provisions - Fund quotas of PGBL/VGBL (Note 10b)               11,901,538        8,274,354
      Assets Guaranteeing Technical Provisions - Other securities (Note 10b)                        2,568,461        2,648,778
   INTERBANK ACCOUNTS                                                                              13,415,871       12,818,719
      Pending settlement                                                                            1,496,678        1,563,379
      Central Bank Deposits                                                                        11,910,010       11,235,624
      National Housing System (SFH)                                                                     7,211            9,019
      Correspondents                                                                                      504            1,897
      Interbank onlendings                                                                              1,468            8,800
   INTERBRANCH ACCOUNTS                                                                                15,234           12,949
   LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                              41,728,051       34,215,147
      Operations with Credit Assignment Characteristics (Note 4d)                                  44,689,375       35,732,104
      (Allowance for loan losses) (Note 4e)                                                        (2,961,324)      (1,516,957)
   OTHER RECEIVABLES                                                                               19,815,078       20,683,947
      Foreign exchange portfolio (Note 8)                                                          12,083,916       13,605,715
      Income receivable                                                                               657,231          538,011
      Insurance premium receivable (Note 10b)                                                         727,670          683,554
      Negotiation and intermediation of securities                                                    768,283        1,173,238
      Sundry (Note 12a)                                                                             5,577,978        4,683,429
   OTHER ASSETS (Note 4f)                                                                             873,853          683,860
      Other assets                                                                                    372,316          376,960
      (Valuation allowance)                                                                           (90,863)        (105,744)
      Prepaid expenses (Note 12b)                                                                     592,400          412,644

LONG-TERM RECEIVABLES                                                                              36,328,846       29,575,132
   INTERBANK INVESTMENTS (Notes 4a and 5)                                                           1,281,151          522,428
      Money market                                                                                    223,671                -
      Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)                      401,921                -
      Interbank deposits                                                                              655,559          522,428
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                             8,481,626        8,536,091
      Own portfolio                                                                                 5,466,927        5,208,161
      Subject to repurchase commitments                                                             1,083,072          601,955
      Pledged in guarantee                                                                            273,482        1,105,074
      Deposited with the Central Bank                                                                       -          125,458
      Derivative financial instruments                                                                684,177          533,134
      Assets Guaranteeing Technical Provisions - Other securities (Note 10b)                          973,968          962,309
   INTERBANK ACCOUNTS - National Housing System - SFH                                                 369,718          273,631
   LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                              20,045,665       14,890,933
      Operations with Credit Assignment Characteristics (Note 4d)                                  22,693,125       16,615,822
      (Allowance for loan losses) (Note 4e)                                                        (2,647,460)      (1,724,889)
   OTHER RECEIVABLES - Sundry (Note 12a)                                                            5,367,700        4,874,434
   OTHER ASSETS - Prepaid expenses (Note 12b)                                                         782,986          477,615

PERMANENT ASSETS                                                                                    2,954,352        2,793,882
   INVESTMENTS (Notes 4g and 14a II)                                                                  867,882          726,612
      Investments in affiliates                                                                       685,917          568,008
      Other investments                                                                               281,303          260,600
      (Allowance for loan losses)                                                                     (99,338)        (101,996)
   FIXED ASSETS (Notes 4h and 14b)                                                                  1,783,588        1,857,690
      Property for own use                                                                          2,153,533        2,143,104
      Other fixed assets                                                                            3,459,143        3,176,136
      (Accumulated depreciation)                                                                   (3,829,088)      (3,461,550)
   OPERATING LEASE ASSETS (Note 4i)                                                                    16,612                -
      Leased assets                                                                                    18,553                -
      (Accumulated depreciation)                                                                       (1,941)               -
   DEFERRED CHARGES (Notes 4j and 14b)                                                                286,270          209,580
      Organization and expansion expenses                                                             509,849          437,488
      (Accumulated amortization)                                                                     (223,579)        (227,908)
TOTAL ASSETS                                                                                      172,412,770      146,158,439
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 66

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

==============================================================================================================================
LIABILITIES                                                                                       06/30/2006       06/30/2005
---------------------------------------------------------------------------------------------   -------------    -------------
CURRENT LIABILITIES                                                                                99,184,601       87,342,109
   DEPOSITS (Notes 4a and 9b)                                                                      47,594,103       41,699,375
      Demand deposits                                                                              10,806,816       10,250,110
      Savings deposits                                                                             19,306,043       18,571,447
      Interbank deposits                                                                            1,174,272          517,783
      Time deposits                                                                                15,924,147       12,147,112
      Other deposits                                                                                  382,825          212,923
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)                      13,448,045        7,887,702
      Own portfolio                                                                                 4,884,170        4,655,034
      Third-party portfolio                                                                         5,593,878        3,232,668
      Unrestricted repurchase agreements portfolio                                                  2,969,997                -
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                               1,386,118          813,073
      Real estate notes                                                                                34,758                -
      Mortgage notes                                                                                  208,020                -
      Debentures                                                                                      120,700          101,915
      Foreign borrowings in securities                                                              1,022,640          711,158
   INTERBANK ACCOUNTS                                                                               1,532,925        1,354,203
      Pending settlements                                                                           1,381,079        1,212,643
      Correspondents                                                                                  151,846          141,560
   INTERBRANCH ACCOUNTS                                                                             1,431,357        1,175,455
      Third-party funds in transit                                                                  1,430,800        1,171,870
      Internal transfer of funds                                                                          557            3,585
   BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                      3,698,573        4,636,910
      Borrowings                                                                                    2,417,805        3,410,016
      Onlendings                                                                                    1,280,768        1,226,894
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                               2,009,422        1,407,643
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)           2,784,091        2,547,728
   OTHER LIABILITIES                                                                               25,299,967       25,820,020
      Collection and payment of taxes and contributions                                             1,267,578        1,835,599
      Foreign exchange portfolio (Note 8)                                                          12,308,208       13,814,365
      Social and statutory (Note 15b II)                                                            1,233,242          967,931
      Tax and social security contributions (Note 13c I)                                            1,754,581        1,441,875
      Negotiation and intermediation of securities                                                    851,220          910,161
      Credit card operations                                                                        4,847,966        3,564,931
      Securitization of foreign payment orders (Note 9f)                                              186,668          495,156
      Subordinated debts (Note 9g)                                                                     67,064           72,945
      Sundry (Note 12c)                                                                             2,783,440        2,717,057

LONG-TERM LIABILITIES                                                                              54,479,548       42,640,558
   DEPOSITS - (Notes 4a and 9b)                                                                     5,326,595        1,995,017
      Interbank deposits                                                                                    -           38,513
      Time deposits                                                                                 5,326,595        1,956,504
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own portfolio (Notes 4a and 9c)      14,157,957       10,000,319
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                               5,405,037        4,537,076
      Debentures                                                                                    2,850,000        1,350,000
      Foreign borrowings in securities                                                              2,555,037        3,187,076
   BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                     4,227,945        4,474,299
      Borrowings                                                                                    1,320,456        1,750,875
      Onlendings                                                                                    2,907,489        2,723,424
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                 497,343          326,110
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)          13,625,210        9,958,493
   OTHER LIABILITIES                                                                               11,239,461       11,349,244
      Tax and social security contributions (Note 13c I)                                            4,145,641        3,014,592
      Securitization of foreign payment orders (Note 9f)                                              994,228        1,779,572
      Subordinated debts (Note 9g)                                                                  4,467,797        4,464,468
      Sundry (Note 12c)                                                                             1,631,795        2,090,612
DEFERRED INCOME                                                                                        67,100           39,765
MINORITY INTEREST IN SUBSIDIARIES                                                                   1,126,499        1,109,317
STOCKHOLDERS' EQUITY (Note 15)                                                                     17,555,022       15,026,690
      Capital                                                                                       8,300,000        8,300,000
      Capital reserves                                                                              1,290,005        1,957,170
      Revenue reserves                                                                              8,908,597        5,377,178
      Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)                   179,796          313,904
      (Treasury shares)                                                                            (1,123,376)        (921,562)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                        172,412,770      146,158,439
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 67

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

==============================================================================================================================
                                                                                                   01/01 TO         01/01 TO
                                                                                                  06/30/2006       06/30/2005
-------------------------------------------------------------------------------------------------------------    -------------
INCOME FROM FINANCIAL OPERATIONS                                                                   13,083,658        7,979,621
   Loans, leasing and other credits                                                                 8,096,456        5,243,282
   Securities and derivative financial instruments                                                  3,722,691        1,278,200
   Insurance, pension plan and capitalization (Note 10c)                                            1,010,637          853,276
   Foreign exchange operations                                                                       (170,145)         182,312
   Compulsory deposits                                                                                424,019          422,551

EXPENSES ON FINANCIAL OPERATIONS                                                                   (4,705,861)      (1,185,879)
   Money market                                                                                    (3,757,520)      (1,050,347)
   Technical provision for pension plan and capitalization (Note 10c)                                (833,214)        (668,598)
   Borrowings and onlendings                                                                         (115,127)         533,066

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                                                 8,377,797        6,793,742

RESULT OF LOAN LOSSES (Note 7d I)                                                                  (2,507,919)      (1,073,966)
   Expense with allowance for loan losses                                                          (2,883,672)      (1,426,223)
   Income from recovery of credits written off as loss                                                375,753          352,257

GROSS INCOME FROM FINANCIAL OPERATIONS                                                              5,869,878        5,719,776

OTHER OPERATING INCOME (EXPENSES)                                                                  (1,184,129)      (1,693,630)
   Banking service fees (Note 12d)                                                                  4,248,235        3,645,296
      Resources management                                                                            911,208          812,933
      Current account services                                                                        739,415          683,111
      Credit cards                                                                                    989,005          895,463
      Sureties and credits granted                                                                    777,706          567,622
      Receipt services                                                                                431,218          402,279
      Other                                                                                           399,683          283,888
   Result of operations with insurance, pension plan and capitalization (Note 10c)                    517,764          397,630
   Personnel expenses (Note 12e)                                                                   (2,188,956)      (1,926,093)
   Other administrative expenses (Note 12f)                                                        (2,504,039)      (2,258,253)
   Tax expenses (Notes 4m and 13a II)                                                              (1,013,244)        (963,887)
   Equity in earnings of affiliates (Note 14a III)                                                     97,988           13,479
   Other operating income (Note 12g)                                                                  415,395          217,314
   Other operating expenses (Note 12h)                                                               (757,272)        (819,116)

OPERATING INCOME                                                                                    4,685,749        4,026,146

NON OPERATING INCOME                                                                                   26,391            3,798

INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING                                             4,712,140        4,029,944

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)                                            (1,464,235)      (1,397,466)
   Due on operations for the period                                                                (1,420,519)      (1,552,304)
   Related to temporary differences                                                                   (43,716)         154,838

PROFIT SHARING                                                                                       (275,370)        (225,195)
   Employees - Law 10,101 of 12/19/2000                                                              (189,937)        (163,646)
   Officers - Statutory - Law 6,404 of 12/15/1976                                                     (85,433)         (61,549)

MINORITY INTEREST IN SUBSIDIARIES                                                                     (14,258)          67,238

NET INCOME                                                                                          2,958,277        2,474,521
-------------------------------------------------------------------------------------------------------------    -------------
NUMBER OF OUTSTANDING SHARES - (Note 15a)                                                       1,107,942,317    1,124,533,190
NET INCOME PER SHARE - R$                                                                                2.67             2.20
BOOK VALUE PER SHARE - R$                                                                               15.84            13.36
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 68

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

==============================================================================================================================
                                                                                                   01/01 TO         01/01 TO
                                                                                                  06/30/2006       06/30/2005
------------------------------------------------------------------------------------------------------------------------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                                           22,682,522       16,017,119

    ADJUSTED NET INCOME                                                                             3,134,491        2,724,035
     Net income                                                                                     2,958,277        2,474,521
     Adjusted net income:                                                                             176,214          249,514
        Depreciation and amortization                                                                 277,925          295,729
        Equity in earnings of affiliates                                                              (97,988)         (13,479)
        Others                                                                                         (3,723)         (32,736)

    STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options                         108,583           94,401

    THIRD PARTIES' RESOURCES ARISING FROM:                                                         19,435,319       13,198,683
     - Increase in liabilities:                                                                    19,119,298       13,015,580
        Deposits                                                                                    2,400,963        1,664,562
        Deposits received under securities repurchase agreements                                    5,575,352        1,789,603
        Funds from acceptance and issuance of securities                                            1,830,393        1,919,186
        Interbank and interbranch accounts                                                          1,827,488                -
        Derivative financial instruments                                                               70,516          560,517
        Technical provisions for insurance, pension plan and capitalization                         1,769,767        1,483,148
        Other liabilities                                                                           5,644,819        5,598,564
     - Decrease in assets: - Other assets                                                              72,210           25,574
     - Changes in deferred income                                                                      (3,877)          (7,460)
     - Disposal of assets and investments:                                                            202,576          130,178
        Foreclosed assets                                                                             188,425           79,161
        Fixed assets                                                                                   11,621           45,492
        Investments                                                                                     2,530            5,525
     - Dividends received from affiliates                                                              45,112           34,811

    CHANGES IN MINORITY INTERESTS                                                                       4,129                -

B - FINANCIAL RESOURCES WERE USED FOR                                                              22,364,779       15,871,896

    INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR                                       947,528          698,665

    PURCHASE OF TREASURY SHARES                                                                         2,553          568,982

    INVESTMENTS IN:                                                                                   444,648          273,082
     - Foreclosed assets                                                                              182,904           77,373
     - Fixed assets                                                                                   196,244          180,753
     - Investments                                                                                     65,500           14,956

    DEFERRED CHARGES                                                                                   60,164           40,985

    INCREASE IN ASSETS                                                                             19,680,132       12,864,554
     - Short-term interbank deposits                                                                4,741,920        3,394,115
     - Securities and derivative financial instruments                                              4,076,476          282,239
     - Interbank and interbranch accounts                                                                   -          775,615
     - Loan, leasing operations and other credits                                                   5,245,323        4,752,569
     - Other receivables                                                                            5,616,413        3,660,016

    DECREASE IN LIABILITIES: Borrowings and onlendings                                              1,229,754        1,406,757

    CHANGES IN MINORITY INTERESTS                                                                           -           18,871

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                              317,743          145,223

CHANGES IN FINANCIAL POSITION:
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
    - At the beginning of the period                                                                2,084,562        1,930,452
    - At the end of the period                                                                      2,402,305        2,075,675
    - Increase (Decrease)                                                                             317,743          145,223
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 69

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

==============================================================================================================================
ASSETS                                                                                            06/30/2006       06/30/2005
---------------------------------------------------------------------------------------------   -------------    -------------
CURRENT ASSETS                                                                                        647,654          796,512
    CASH AND CASH EQUIVALENTS                                                                             106               50
    INTERBANK INVESTMENTS (Notes 4a and 5)                                                            114,510          139,731
        Money market                                                                                    1,711           21,972
        Interbank deposits                                                                            112,799          117,759
    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                                    77,312            7,932
        Own portfolio                                                                                   2,916            7,199
        Pledged in guarantee                                                                              555                -
        Derivative financial instruments (Notes 4c and 6f)                                             73,841              733
    OTHER RECEIVABLES                                                                                 455,630          648,625
        Income receivable                                                                                   -          435,048
        Sundry (Note 12a)                                                                             455,630          213,577
    OTHER ASSETS - Prepaid expenses                                                                        96              174

LONG-TERM RECEIVABLES                                                                                 279,133          188,337

    INTERBANK INVESTMENTS - Interbank deposits (Notes 4a and 5)                                       250,426          124,677
    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                                    20,440           59,007
        Own portfolio                                                                                  18,534           51,508
        Pledged in guarantee                                                                                -            1,675
        Derivative financial instruments (Notes 4c and 6f)                                              1,906            5,824
    OTHER RECEIVABLES - Sundry (Note 12a)                                                               8,267            4,653

PERMANENT ASSETS                                                                                   18,996,362       16,178,104
    INVESTMENTS                                                                                    18,996,006       16,178,006
        Investments in local subsidiaries (Note 14a I)                                             18,996,006       16,178,004
        Other investments                                                                                   -                2
    FIXED ASSETS AND DEFERRED CHARGES                                                                     356               98

TOTAL ASSETS                                                                                       19,923,149       17,162,953
==============================================================================================================================
LIABILITIES
-------------------------------------------------------------------------------------------------------------    -------------
CURRENT LIABILITIES                                                                                   965,158          687,172
    DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                 37,592                -
    OTHER LIABILITIES                                                                                 927,566          687,172
        Social and statutory (Note 15b II)                                                            850,476          620,499
        Tax and social security contributions (Note 13b lI)                                            14,822            2,528
        Negotiation and intermediation of securities                                                        -                6
        Sundry (Note 12c)                                                                              62,268           64,139

LONG-TERM LIABILITIES                                                                                   3,383          638,828

    INTERBANK DEPOSITS (Notes 4a and 9b)                                                                    -          562,804
    DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                      -            2,991
    OTHER LIABILITIES                                                                                   3,383           73,033
        Tax and social security contributions (Note 13b lI)                                             3,383            2,017
        Sundry (Note 12c)                                                                                   -           71,016

STOCKHOLDERS' EQUITY (Note 15)                                                                     18,954,608       15,836,953
    Capital                                                                                         8,300,000        8,300,000
    Capital reserves                                                                                1,290,005        1,957,170
    Revenue reserves                                                                               10,308,183        6,187,441
    Adjustment to market value - securities and derivatives                                           179,796          313,904
    (Treasury shares)                                                                              (1,123,376)        (921,562)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                         19,923,149       17,162,953
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 70

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

==============================================================================================================================
                                                                                                   01/01 TO        01/01 TO
                                                                                                  06/30/2006      06/30/2005
---------------------------------------------------------------------------------------------   -------------    -------------
INCOME FROM FINANCIAL OPERATIONS                                                                       59,905           11,569
    Securities and derivative financial instruments                                                    59,905           11,569

EXPENSES ON FINANCIAL OPERATIONS                                                                       (1,812)          (4,802)
    Money market                                                                                       (1,812)          (4,802)

GROSS INCOME FROM FINANCIAL OPERATIONS                                                                 58,093            6,767

OTHER OPERATING INCOME (EXPENSES)                                                                   3,308,820        2,458,678
    Personnel expenses                                                                                (10,705)          (4,092)
    Other administrative expenses                                                                     (14,150)          (8,855)
    Tax expenses (Note 13a II)                                                                        (18,741)         (28,185)
    Equity in earnings of subsidiaries (Note 14a I)                                                 3,352,418        2,497,994
    Other operating income (expenses)                                                                      (2)           1,816

OPERATING INCOME                                                                                    3,366,913        2,465,445

NON-OPERATING INCOME (EXPENSES)                                                                            47             (206)

INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING                                                 3,366,960        2,465,239

INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)                                                       132,856           32,596
    Due on operations for the period                                                                     (552)            (227)
    Related to temporary differences                                                                  133,408           32,823

PROFIT SHARING                                                                                         (2,859)          (1,726)
    Employees - Law 10,101 of 12/19/2000                                                                 (646)            (136)
    Officers - Statutory - Law 6,404 of 12/15/1976                                                     (2,213)          (1,590)

NET INCOME                                                                                          3,496,957        2,496,109
------------------------------------------------------------------------------------------------------------------------------
NUMBER OF OUTSTANDING SHARES - (Note 15a)                                                       1,107,942,317    1,124,533,190
NET INCOME PER SHARE - R$                                                                                3.16             2.22
BOOK VALUE PER SHARE - R$                                                                               17.11            14.08
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 71

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
(In thousands of Reais)

===================================================================================================================================
                                                                                  ADJUSTMENT TO
                                                                                 MARKET VALUE -
                                                           CAPITAL    REVENUE    SECURITIES AND   RETAINED   (TREASURY
                                                CAPITAL    RESERVES   RESERVES    DERIVATIVES     EARNINGS     SHARES)     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2005                         8,101,000  2,183,867   4,477,203         472,940           -    (475,253) 14,759,757
Prior years' adjustments                               -          -           -               -     (86,943)          -     (86,943)
Capitalization of reserves
 - OGM/EGM of 04/27/2005                         199,000   (199,000)                                                              -
Adjustment of equity securities                                 312                                                             312
Treasury shares                                        -    (28,009)       (263)              -           -    (446,309)   (474,581)
   Purchase of treasury shares                         -          -           -               -           -    (568,982)   (568,982)
   Stock options - Granted Exercised Options           -          -        (263)              -           -      94,664      94,401
   Cancellation of treasury shares
    - OGM/EGM of 04/27/2005                            -    (28,009)          -               -           -      28,009           -
Change of adjustment to market value                   -          -           -        (159,036)          -           -    (159,036)
Complementary interest on own capital paid
 on 03/14/2005 - 2004                                  -          -      (1,223)              -           -           -      (1,223)
Net income                                             -          -           -               -   2,496,109           -   2,496,109
Appropriations
   Legal reserve                                       -          -     124,805               -    (124,805)          -           -
   Statutory                                           -          -   1,586,919               -  (1,586,919)          -           -
   Interest on own capital                             -          -           -               -    (697,442)          -    (697,442)
BALANCES AT 06/30/2005                         8,300,000  1,957,170   6,187,441         313,904           -    (921,562) 15,836,953
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                            199,000   (226,697)  1,710,238        (159,036)          -    (446,309)  1,077,196
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2006                         8,300,000  1,289,969   7,842,554         284,066           -  (1,296,027) 16,420,562
Adjustment of equity securities                        -         36           -               -           -           -          36
Treasury shares                                        -          -     (66,621)              -           -     172,651     106,030
   Purchase of treasury shares                         -          -           -               -           -      (2,553)     (2,553)
   Stock options - Granted Exercised Options           -          -     (66,621)              -           -     175,204     108,583
Change of adjustment to market value                   -          -     (17,179)       (104,270)          -           -    (121,449)
Complementary interest on own capital
 paid on 03/13/2006 - 2005                             -          -      (2,894)              -           -           -      (2,894)
Net income                                             -          -           -               -   3,496,957           -   3,496,957
Appropriations
   Legal reserve                                       -          -     174,848               -    (174,848)          -           -
   Statutory                                           -          -   2,377,475               -  (2,377,475)          -           -
   Dividends and interest on own capital               -          -           -               -    (944,634)          -    (944,634)
BALANCES AT 06/30/2006                         8,300,000  1,290,005  10,308,183         179,796           -  (1,123,376) 18,954,608
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                  -         36   2,465,629        (104,270)          -     172,651   2,534,046
===================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 72

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

==============================================================================================================================
                                                                                                   01/01 to         01/01 to
                                                                                                  06/30/2006       06/30/2005
---------------------------------------------------------------------------------------------   -------------    -------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                                            1,478,741        1,848,648

    Adjusted net income                                                                               144,591           (1,683)
      Net income                                                                                    3,496,957        2,496,109
        - Adjustments to net income                                                                (3,352,366)      (2,497,792)
           Equity in earnings of subsidiaries                                                      (3,352,418)      (2,497,994)
           Depreciation and amortization                                                                   52              202

    STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options                         108,583           94,401

    THIRD PARTIES' RESOURCES ARISING FROM:                                                          1,225,567        1,755,930
      - Increase in liabilities                                                                        20,814          565,234
           Deposits                                                                                         -          562,804
           Derivative financial instruments                                                            20,814            2,430
      - Decrease in assets                                                                            744,923                -
           Interbank investments                                                                      473,109                -
           Other receivables and other assets                                                         271,814                -
      - Interest on own capital and dividends received from subsidiaries                              459,830        1,190,696

B - FINANCIAL RESOURCES WERE USED FOR                                                               1,478,916        1,848,643

    INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR                                       947,528          698,665

    PURCHASE OF TREASURY SHARES                                                                         2,553          568,982

    INVESTMENTS IN:                                                                                     1,238           46,306
      Investments - additions in subsidiaries                                                           1,100           46,206
      Fixed assets/deferred charges                                                                       138              100

    INCREASE IN ASSETS                                                                                 37,496          210,171
      - Short-term interbank deposits                                                                       -          114,765
      - Securities and derivative financial instruments                                                37,496            8,614
      Other receivables and other assets                                                                    -           86,792

    DECREASE IN LIABILITIES - Other liabilities                                                       490,101          324,519

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                                 (175)               5

CHANGES IN FINANCIAL POSITION:
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    - At the beginning of the period                                                                      281               45
    - At the end of the period                                                                            106               50
    - Increase or decrease                                                                               (175)               5
==============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 73

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                        NOTES TO THE FINANCIAL STATEMENTS
                    FROM JANUARY 1 TO JUNE 30, 2006 AND 2005
                             (In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, mortgage loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 74

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)  PRESENTATION OF THE FINANCIAL STATEMENTS

    The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

    As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

    Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities - Foreign Exchange Portfolio. The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

    As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiaries.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 75

b)  CONSOLIDATION

    Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13b II). Up to March 31, 2006, Operations with Credit Assignment Characteristics and Allowance for Loan Losses were presented in the Balance Sheet net of write-offs additionally carried out, related to fully provisioned operations, and which recovery is considered remote by Management. As from the second quarter of 2006, the credit assignment procedure started being adopted for part of the operations with these characteristics (Note 7e). The effects of the Foreign Exchange Variation on foreign investments are distributed in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

    The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

    I - In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in investments Credicard and Orbitall, from the partnership to set up the Financeira Itau CBD and Americanas Itau and from in the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

    In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

    II - In BANCO BANESTADO S.A. (BANESTADO) and ITAU HOLDING CONSOLIDADO, tax credits are recorded at amounts considering the expected future earnings.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 76

The consolidated financial statements include ITAU HOLDING and its direct and indirect subsidiaries, highlighting:

==============================================================================================================================
                                                                                                       PARTICIPATION %
                                                                                                ------------------------------
                                                                                                  06/30/2006      06/30/2005
-------------------------------------------------------------------------------------------------------------    -------------
FINANCIAL ACTIVITY AND OPERATIONS
    Banco Itau S.A.                                                                                    100.00           100.00
    Banco Itau BBA S.A.                                                                                 95.75            95.75
    Banco Itaucred Financiamentos S.A.                                                                  99.99            99.99
    Banco Fiat S.A.                                                                                     99.99            99.99
    Banco Itau Buen Ayre S.A.                                                                           99.99            99.99
    Banco Itau Europa Luxembourg S.A.                                                   (1)             19.52            19.52
    Banco Itau Europa, S.A.                                                             (1)             19.53            19.53
    Itau Bank, Ltd.                                                                                    100.00           100.00
    Cia. Itauleasing de Arrendamento Mercantil                                                          99.99            99.99
    Itau Corretora de Valores S.A.                                                                      99.99            99.99
    Financeira Itau CBD S.A. - Credito, Financiamento e Investimento                    (2)             50.00            50.00
    Financeira Americanas Itau S.A. Credito, Financiamento e Investimento             (3)(6)            50.00            50.00
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
    Itau Seguros S.A.                                                                                  100.00           100.00
    Itau Vida e Previdencia S.A.                                                                       100.00            99.99
    Cia. Itau de Capitalizacao                                                                          99.99            99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
    Banco Itaucard S.A.                                                                 (4)             99.99            99.99
    Credicard Banco S.A.                                                              (5)(6)                -            50.00
    Banco Itau Cartoes S.A.                                                             (5)             99.99            99.99
    Orbitall Servicos e Processamento e Informatizacao Comercial S.A.                                  100.00           100.00
    Redecard S.A.                                                                       (6)             31.94            31.94
CONSORTIA GROUPS ADMINISTRATION
    Fiat Administradora de Consorcios Ltda.                                                             99.99            99.99
    Itau Administradora de Consorcios Ltda.                                                             99.99            99.99
NON-FINANCIAL INSTITUTIONS
    Akbar - Marketing e Servicos, LDA                                                                   95.75            95.75
    Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA                                           100.00           100.00
    Itausa Export S.A.                                                                  (1)             22.23            22.23
    Serasa S.A.                                                                         (6)             32.54            32.54
==============================================================================================================================

(1) Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa -Investimentos Itau S.A. (ITAUSA).

(2) Investment approved to operate by BACEN on April 05, 2005. As from September 30, 2005, it started being fully included in consolidation, as authorized by CVM, since the business is managed by ITAU HOLDING.

(3) Investment set up on April 27, 2005 and approved to operate by BACEN on February 21, 2006.

(4) New company's name of Itaucard Financeira S.A. Credito, Financiamento e Investimento, approved at BACEN on April 25, 2006.

(5) Company proportionally incorporated by Banco Itau Cartoes S.A. on April 30, 2006.

(6)  Companies with shared control included proportionally in consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 77

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at June 30, 2006, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

===============================================================================================
                                                          FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                                          CONSOLIDATED (1)    CONSOLIDATED (2)
-----------------------------------------------------------------------------------------------
Referential equity (3)                                          22,881,077           22,862,842
Basel ratio                                                           17.3%                16.3%
    Tier I                                                            14.7%                13.9%
    Tier II                                                            2.6%                 2.4%
Fixed asset ratio (4)                                                 37.8%                27.4%
Excess capital in relation to fixed assets                       2,787,191            5,147,729
===============================================================================================

(1)  Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 2,837/2001, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (16.3%, based on economic-financial consolidated) to be adequate, considering that:

a)   It is higher than the minimum required by the authorities (11.0%).
b) Considering the other amounts of realization of the assets (Note 17), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 19.0%.

For calculation of the ratios at June 30, 2006, the Adjusted Reference Net Equity was used, as follows:

===============================================================================================
                                                          FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                                            CONSOLIDATED       CONSOLIDATED
===============================================================================================
ITAU HOLDING Stockholders' equity (Consolidated)                17,555,022           17,555,022
Amortization of goodwill                                         1,538,414            1,538,414
Tax credit                                                        (141,540)            (141,540)
Unrealized profits                                                   2,712                2,712
ITAU HOLDING Stockholders' equity (Individual)                  18,954,608           18,954,608
Minority interest not eliminated in the consolidation            1,145,205            1,129,492
Unrealized profits of operations with subsidiaries                    (190)              (2,712)
Consolidated stockholders' equity (BACEN)                       20,099,623           20,081,388
Subordinated debt                                                2,862,723            2,862,723
Tax credits excluded from Tier I                                   (81,269)             (81,269)
Referential equity                                              22,881,077           22,862,842
Adjustments:
------------
Requirement for SWAP operations risk                              (282,357)            (282,357)
Requirement for foreign exchange risk                           (2,353,201)          (2,353,201)
Requirement for interest rate risk                                (850,745)            (850,261)
Indirect Equity Share in Banco Itau Europa, S.A                   (225,697)            (225,697)
Adjusted referential equity                                     19,169,077           19,151,326
===============================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 78

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

=========================================================================================================================
                                                   FINANCIAL SYSTEM CONSOLIDATED        ECONOMIC-FINANCIAL CONSOLIDATED
                                                -------------------------------------------------------------------------
                                                 ADJUSTED                              ADJUSTED
                                                REFERENTIAL      WEIGHTED             REFERENTIAL     WEIGHTED
CHANGES IN THE BASEL RATIO                        EQUITY          ASSETS     EFFECT     EQUITY         ASSETS      EFFECT
-------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2005                              17,760,600     99,358,867     17.9%   17,680,674    104,283,391     17.0%
=========================================================================================================================
Result for the period                             3,554,173              -      3.6%    3,552,461              -      3.4%
Dividends and interest on own capital              (947,528)             -     -1.0%     (947,528)             -     -0.9%
Changes in the adjustments to market value
 - securities and derivatives                      (121,448)             -     -0.1%     (121,448)             -     -0.1%
Interest rate risk                                 (445,354)             -     -0.5%     (455,015)             -     -0.5%
Treasury shares                                     106,031              -      0.1%      106,031              -      0.1%
Foreign exchange exposure                          (368,563)             -     -0.4%     (368,563)             -     -0.4%
SWAP operations risk                                 87,086              -      0.1%       87,086                     0.1%
Subordinated debt                                  (336,696)             -     -0.3%     (336,696)             -     -0.3%
Other changes in referential equity                (119,224)             -     -0.1%      (45,676)             -      0.0%
Changes in weighted assets                                -     11,425,618     -2.0%            -     13,300,476     -2.1%
-------------------------------------------------------------------------------------------------------------------------
Ratio at 06/30/2006                              19,169,077    110,784,485     17.3%   19,151,326    117,583,867     16.3%
=========================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 79

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)  Interbank investments, remunerated restricted credits - Brazilian
    Central Bank, remunerated deposits, deposits received under securities repurchase agrements, funds from acceptances and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and exchange variation and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3068, of November 8, 2001. Securities are classified in the following categories:

    o Trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

    o Available for sale securities - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account specific in stockholders' equity; and

    o Held to maturity securities - securities, except for non-redeemable shares, Exclude one word held. for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

    Gains and losses on for available for sale securities, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

    Decreases in the market value of available for sale securities and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

    The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as effective to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

    o Market Value Hedge - Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value with realized and unrealized gains and losses, which are recorded directly in the statement of income.

    o Cash Flows Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value with realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 80

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until 60 days overdue in financing companies. After the 60th day, income is recognized upon the effective receipt of installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

    o Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

    o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

    ===========================================================================
    Buildings in use                                                  4% to  8%
    Installations, furniture, equipment and security,
     transportation and communication systems                        10% to 25%
    EDP systems                                                      20% to 50%
    ===========================================================================

i) Operating lease - Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on its usual useful life, considering a reduction of 30% in the useful life of the asset, if in accordance with the conditions set forth in Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, as a contra entry to unearned income accounts. The recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, and acquisition of software, which are amortized on a straight-line basis over the respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 81

k) Technical Provisions of Insurance, Capitalization and Pension Plans - provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

    I-  Insurance:

        o Provision for unearned premiums - recognized to determine unearned premiums relating to the risk coverage period;
        o Provision for insufficient premiums - recognized in case of insufficient Provision for unearned premiums;
        o Provision for unearned premiums of current risks but not issued - calculated based on technical studies;
        o Provision for unsettled claims - recognized based on notices of loss, in an amount sufficient to cover future commitments;
        o Provision for claims incurred but not reported (IBNR) - recognized due to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

        In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

    II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

        o Provision for benefits to regulate and redemptions and/or Other amounts to regulate - refer to amounts still not regulated up to the balance sheet date;
        o Provision for events occurred but not reported (IBNR) - recognized due to the estimated amount of events occurred but not reported;
        o Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits;
        o Provision for insufficient contribution - recognized in case of insufficient mathematical provisions.

    III- Capitalization:

        o Mathematical provision for redemptions - represents capitalization securities received to be redeemed;
        o Provision for raffles- calculated according to definition in technical note;
        o Provision for raffles payable - recognized by raffles of securities carried out;
        o Provision for contingencies - recognized by the application of contingency quota on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 82

l)  Contingent Assets and Liabilities and Legal Liabilities - Tax and Social
    Security: assessed, recognized and disclosed according to the provisions set forth in CVM Resolution No. 489 of October 3, 2005.

    I-  Contingent Assets and Liabilities

        Refer to potential rights and obligations arising from past events and which occurrence is dependent upon future events.

        o Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final unappealable judgment and the recovery of which shall be upon receipt of amounts or offset against another liability.

        o Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and the probability in which financial resources shall be required for settling any involved liabilities, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized, possible, which are disclosed but not recognized, or remote, which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts, as follows:

            o Civil and labor contingencies: quantified upon judicial notice, and adjusted monthly:

                - at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and which amount is not considered relevant; or

                - at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or which amount is considered significant.

                Provisions for civil and labor contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

            o Tax and social security contingencies: quantified upon judicial notice of administrative proceedings, based on their monthly adjusted amounts.

            o Other risks: quantified mainly based on the assessment of credits assignment with joint liability.

            Escrow deposits are restated in accordance with the current legislation.

        Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon disbursement, with simultaneous recognition of receivables, with no effect on statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 83

    II- Legal Liabilities - Tax and Social Security

        Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense; they are recognized at the full amount under discussion.

        Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

          =================================================================
          Income tax                                                 15.00%
          Additional income tax                                      10.00%
          Social contribution                                         9.00%
          PIS (*)                                                     0.65%
          COFINS (*)                                                  4.00%
          ISS                                                   up to 5.00%
          CPMF                                                        0.38%
          =================================================================
          (*) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred income - These refer to unexpired interest received in advance that is recorded as they fall due.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 84

NOTE 5 - INTERBANK INVESTMENTS

==============================================================================================================================
                                                                                            06/30/2006
                                                                     ---------------------------------------------------------
                                                                        0 - 30        31 - 180       181 - 365      Over 365
------------------------------------------------------------------------------------------------------------------------------
Money market                                                           11,277,432      6,608,799            526        223,671
  Funded position (*)                                                   3,032,231      6,543,947            526        223,671
  Financed position                                                     8,245,201         64,852              -              -
    With free movement                                                  3,093,039         64,852              -              -
    Without free movement                                               5,152,162              -              -              -
Money market - Guarantor resources of technical provisions - SUSEP              -        158,755              -        401,921
Interbank deposits                                                      5,557,846      1,681,200      1,052,955        655,559
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                  16,835,278      8,448,754      1,053,481      1,281,151
% per maturity term                                                          61.0           30.6            3.8            4.6
------------------------------------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005                                                     14,534,897      7,399,197        684,265        522,428
% per maturity term                                                          62.7           32.0            3.0            2.3
==============================================================================================================================

==============================================================================================================================
                                                                              06/30/2006                    06/30/2005
                                                                     ---------------------------   ---------------------------
                                                                        TOTAL            %            TOTAL            %
------------------------------------------------------------------------------------------------   ---------------------------
Money market                                                           18,110,428           65.6     13,009,228           56.2
  Funded position (*)                                                   9,800,375           35.5      9,790,519           42.3
  Financed position                                                     8,310,053           30.1      3,218,709           13.9
    With free movement                                                  3,157,891           11.4              -              -
    Without free movement                                               5,152,162           18.7      3,218,709           13.9
Money market - Guarantor resources of technical provisions - SUSEP        560,676            2.0        259,718            1.1
Interbank deposits                                                      8,947,560           32.4      9,871,841           42.7
------------------------------------------------------------------------------------------------   ---------------------------
TOTAL                                                                  27,618,664                    23,140,787
% per maturity term
------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005                                                     23,140,787
% per maturity term
==============================================================================================================================

(*)  Includes R$ 6,524,361 (R$ 3,973,093 at 06/30/2005) related to money market with free movement, in which securities are restricted to guarantee of operations in the Futures and Commodities Exchange (BM&F).

In ITAU HOLDING, at 06/30/2006, the Portfolio is composed of Money Market -Funded Position falling due up to 30 days in the amount of R$ 1,711 (R$ 21,972 at 06/30/2005) and Interbank Deposits in the amount of R$ 363,225 (R$ 242,436 at 06/30/2005), distributed R$ 112,799 (R$ 117,759 at 06/30/2005) up to 30 days, and R$ 250,426 (R$ 124,677 at 06/30/2005) over 365 days.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 85

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives, already adjusted to their respective market values.

a)  SUMMARY PER MATURITY

==============================================================================================================================
                                                                                     06/30/2006
                                                           -------------------------------------------------------------------
                                                                         PROVISION FOR ADJUSTMENT TO
                                                                         MARKET VALUE WITH IMPACT ON:
                                                                         ----------------------------
                                                                              NET       STOCKHOLDERS'
                                                              COST          INCOME        EQUITY         MARKET VALUE     %
------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                 7,592,262       (26,678)          74,695       7,640,279     20.7
    Financial Treasury Bills                                 1,622,496           220            2,664       1,625,380      4.4
    National Treasury Bills                                  2,468,875         3,798            1,572       2,474,245      6.7
    National Treasury Notes                                  2,015,304       (23,697)          84,002       2,075,609      5.6
    National Treasury Notes - M                                 61,118             -                -          61,118      0.2
    Central Bank Notes                                         125,141        (2,298)             (60)        122,783      0.3
    National Treasury/Securitization                           213,702          (726)          (1,998)        210,978      0.6
    Brazilian External Debt Bonds                            1,019,816        (3,975)         (11,485)      1,004,356      2.7
    Investment in non Exclusive Funds                           65,810             -                -          65,810      0.2
        Financial Treasury Bills                                65,789             -                -          65,789      0.2
        Other                                                       21             -                -              21        -

PUBLIC SECURITIES - FOREIGN                                    920,550         8,920            2,857         932,327      2.5
    Portugal                                                   363,639             -            2,857         366,496      1.0
    Austria                                                    221,618         8,275                -         229,893      0.6
    Argentina                                                   73,568           116                -          73,684      0.2
        Central Bank                                            27,923             -                -          27,923      0.1
        National Treasury                                       45,645           116                -          45,761      0.1
    Russia                                                      34,653           382                -          35,035      0.1
    United States                                              199,178            94                -         199,272      0.5
    Other                                                       27,894            53                -          27,947      0.1

CORPORATE SECURITIES                                        13,094,709         7,270          142,624      13,244,603     35.6
    Euro Bonds and Others                                    4,709,657         1,874          (14,625)      4,696,906     12.6
    Bank Deposit Certificates                                2,977,910             -                -       2,977,910      8.0
    Shares in Publicly Traded Companies                      1,068,279         7,059          108,591       1,183,929      3.2
    Debentures                                               1,559,404           (43)           1,521       1,560,882      4.2
    Promissory Notes                                           398,382             -                -         398,382      1.1
    Mortgage Notes                                                   -             -                -               -        -
    Quotas of Fixed Income Funds (1)                           626,617             -                -         626,617      1.7
    Quotas of Foreign Investment Funds                          48,048             -            5,454          53,502      0.1
    Quotas of Variable Income Funds                             17,899             -           47,319          65,218      0.2
    Quotas of Credit Right Funds                             1,117,834             -                -       1,117,834      3.0
    Real Estate Certificates Receivable                        526,411        (2,837)          (5,636)        517,938      1.4
    Other                                                       44,268         1,217                -          45,485      0.1

PGBL/VGBL FUNDS QUOTAS (2)                                  11,901,538             -                -      11,901,538     32.0
SUBTOTAL - SECURITIES                                       33,509,059       (10,488)         220,176      33,718,747     90.6
    Trading securities                                      20,255,913       (10,488)               -      20,245,425     54.4
    Available for sale securities                           11,610,611             -          220,176      11,830,787     31.8
    Held to maturity securities (3)                          1,642,535             -                -       1,642,535      4.4
DERIVATIVE FINANCIAL INSTRUMENTS                             3,237,817       246,729                -       3,484,546        9
TOTAL                                                       36,746,876       236,241          220,176      37,203,293    100.0

Additional provision (exceeding minimum required)                                                            (180,000)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                                   37,023,293
------------------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)              (2,236,459)     (270,306)               -      (2,506,765)   100.0
==============================================================================================================================

=======================================================================================================================
                                                                                    06/30/2006
                                                           ------------------------------------------------------------
                                                              0 - 30         31 - 90         91 - 180       181 - 365
                                                           ------------    ------------    ------------    ------------
PUBLIC SECURITIES - DOMESTIC                                    519,526         186,187         552,489       1,510,136
    Financial Treasury Bills                                    180,862         151,514         260,531         222,018
    National Treasury Bills                                     270,241               -         117,590       1,171,957
    National Treasury Notes                                           -          25,212          28,255               -
    National Treasury Notes - M                                       -               -          10,186          10,186
    Central Bank Notes                                                -               -         122,783               -
    National Treasury/Securitization                                829           9,305          12,391          17,187
    Brazilian External Debt Bonds                                 1,784             156             753          88,788
    Investment in non Exclusive Funds                            65,810               -               -               -
        Financial Treasury Bills                                 65,789               -               -               -
        Other                                                        21               -               -               -

PUBLIC SECURITIES - FOREIGN                                      81,130             279          36,887         340,116
    Portugal                                                      8,411               -               -         103,510
    Austria                                                           -               -           3,288         226,605
    Argentina                                                     2,791               6          32,674          10,001
        Central Bank                                              2,791               -           5,663           9,987
        National Treasury                                             -               6          27,011              14
    Russia                                                            -               -             406               -
    United States                                                69,565               -             519               -
    Other                                                           363             273               -               -

CORPORATE SECURITIES                                          2,691,619       1,587,910       1,064,923       1,686,403
    Euro Bonds and Others                                       232,997         692,926         647,015         752,837
    Bank Deposit Certificates                                   247,097         802,305         205,762         862,486
    Shares in Publicly Traded Companies                       1,183,929               -               -               -
    Debentures                                                        -               -          44,788          32,382
    Promissory Notes                                            165,119          89,099         130,602          13,562
    Mortgage Notes                                                    -               -               -               -
    Quotas of Fixed Income Funds (1)                            626,617               -               -               -
    Quotas of Foreign Investment Funds                           53,502               -               -               -
    Quotas of Variable Income Funds                              65,218               -               -               -
    Quotas of Credit Right Funds                                115,347               -          31,390          14,403
    Real Estate Certificates Receivable                               -               -               -               -
    Other                                                         1,793           3,580           5,366          10,733

PGBL/VGBL FUNDS QUOTAS (2)                                   11,901,538               -               -               -
SUBTOTAL - SECURITIES                                        15,193,813       1,774,376       1,654,299       3,536,655
    Trading securities                                       13,796,331         958,961         428,403       1,479,575
    Available for sale securities                             1,386,729         815,142       1,201,568       2,045,522
    Held to maturity securities (3)                              10,753             273          24,328          11,558
DERIVATIVE FINANCIAL INSTRUMENTS                                905,920       1,036,739         224,452         633,258
TOTAL                                                        16,099,733       2,811,115       1,878,751       4,169,913
                                                           ------------------------------------------------------------
                                                                   43.3%            7.6%            5.0%           11.2%
Additional provision (exceeding minimum required)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)
-----------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)                 (563,267)       (841,475)       (327,605)       (277,075)
=======================================================================================================================

=======================================================================================================
                                                                     06/30/2006             06/30/2005
                                                           -----------------------------   ------------
                                                            366 - 720      OVER 720 DAYS   MARKET VALUE
-------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                1,593,343          3,278,598      7,298,425
    Financial Treasury Bills                                  403,494            406,961      1,146,558
    National Treasury Bills                                   749,402            165,055        919,507
    National Treasury Notes                                   220,225          1,801,917      2,685,663
    National Treasury Notes - M                                20,373             20,373         86,662
    Central Bank Notes                                              -                  -        421,080
    National Treasury/Securitization                           55,716            115,550        155,121
    Brazilian External Debt Bonds                             144,133            768,742      1,779,277
    Investment in non Exclusive Funds                               -                  -        104,557
        Financial Treasury Bills                                    -                  -        104,228
        Other                                                       -                  -            329

PUBLIC SECURITIES - FOREIGN                                   138,670            335,245        759,336
    Portugal                                                        -            254,575        469,962
    Austria                                                         -                  -              -
    Argentina                                                   9,482             18,730         76,163
        Central Bank                                            9,482                  -         35,162
        National Treasury                                           -             18,730         41,001
    Russia                                                          -             34,629        107,273
    United States                                             129,188                  -         68,430
    Other                                                           -             27,311         37,508

CORPORATE SECURITIES                                        1,132,217          5,081,531     10,690,344
    Euro Bonds and Others                                     428,682          1,942,449      4,406,973
    Bank Deposit Certificates                                 560,130            300,130      2,774,374
    Shares in Publicly Traded Companies                             -                  -      1,123,219
    Debentures                                                 91,207          1,392,505      1,186,007
    Promissory Notes                                                -                  -        365,324
    Mortgage Notes                                                  -                  -        144,538
    Quotas of Fixed Income Funds (1)                                -                  -        299,859
    Quotas of Foreign Investment Funds                              -                  -         71,637
    Quotas of Variable Income Funds                                 -                  -         17,240
    Quotas of Credit Right Funds                               43,288            913,406         43,420
    Real Estate Certificates Receivable                             -            517,938        227,138
    Other                                                       8,910             15,103         30,615

PGBL/VGBL FUNDS QUOTAS (2)                                          -                  -      8,274,354
SUBTOTAL - SECURITIES                                       2,864,230          8,695,374     27,022,459
    Trading securities                                      1,304,583          2,277,572     14,045,034
    Available for sale securities                           1,228,975          5,152,851     10,736,251
    Held to maturity securities (3)                           330,672          1,264,951      2,241,174
DERIVATIVE FINANCIAL INSTRUMENTS                              218,514            465,663      2,594,401
TOTAL                                                       3,082,744          9,161,037     29,616,860
                                                           --------------------------------------------
                                                                  8.3%              24.6%
Additional provision (exceeding minimum required)                                              (400,000)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                     29,216,860
-------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)               (230,597)          (266,746)    (1,733,753)
=======================================================================================================

(1) Includes R$ 98,391 (R$ 40,909 at 06/30/2005) of non-exclusive funds administered by the group, which do not include public securities; (2) Portfolios of PGBL and VGBL pension plan securities whose ownership and involved risks are supported by clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans; (3) Positive adjustments to market value not recorded in the amount of R$ 125,788 (R$ 174,713 at 06/30/2005), as mentioned in Note 6e.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 86

b)  SUMMARY PER PORTFOLIO

================================================================================================================================
                                                                                         06/30/2006
                                                            --------------------------------------------------------------------
                                                                                                RESTRICTED TO
                                                                             ---------------------------------------------------
                                                                 OWN            REPURCHASE       PLEDGING OF
                                                              PORTFOLIO         AGREEMENTS      GUARANTEES (1)    FREE MOVEMENT
--------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                     3,830,049           904,615         1,507,024           300,300
   Financial Treasury Bills                                      1,040,972           106,437           271,950                 -
   National Treasury Bills                                       1,089,271           164,901           919,773           300,300
   National Treasury Notes                                         803,923            81,001           298,415                 -
   National Treasury Notes - M                                      61,118                 -                 -                 -
   Central Bank Notes                                              105,897                 -            16,886                 -
   National Treasury/Securitization                                210,978                 -                 -                 -
   Brazilian External Debt Bonds                                   452,080           552,276                 -                 -
   Investment in non Exclusive Funds                                65,810                 -                 -                 -
       Financial Treasury Bills                                     65,789                 -                 -                 -
       Other                                                            21                 -                 -                 -

PUBLIC SECURITIES - FOREIGN                                        794,978           137,349                 -                 -
   Portugal                                                        366,441                55                 -                 -
   Austria                                                         229,893                 -                 -                 -
   Argentina                                                        73,684                 -                 -                 -
       Central Bank                                                 27,923                 -                 -                 -
       National Treasury                                            45,761                 -                 -                 -
   Russia                                                           35,035                 -                 -                 -
   United States                                                    69,565           129,707                 -                 -
   Other                                                            20,360             7,587                 -                 -

CORPORATE SECURITIES                                             9,383,472           932,840           454,410                 -
   Euro Bonds and Others                                         4,335,426           158,483           202,997                 -
   Bank Deposit Certificates                                       436,449           544,336           251,413                 -
   Shares in Publicly Traded Companies                           1,157,725                 -                 -                 -
   Debentures                                                      810,737           230,021                 -                 -
   Promissory Notes                                                398,382                 -                 -                 -
   Quotas of Fixed Income Funds                                    457,408                 -                 -                 -
   Quotas of Foreign Investment Funds                               53,502                 -                 -                 -
   Quotas of Variable Income Funds                                  65,218                 -                 -                 -
   Quotas of Credit Right Funds                                  1,117,834                 -                 -                 -
   Real Estate Certificates Receivable                             505,306                 -                 -                 -
   Other                                                            45,485                 -                 -                 -

PGBL/VGBL FUNDS QUOTAS                                                   -                 -                 -                 -
Additional allowance (exceeding minimum required)                 (180,000)
DERIVATIVE FINANCIAL INSTRUMENTS                                         -                 -                 -                 -
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) - 06/30/2006                                           13,828,499         1,974,804         1,961,434           300,300
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) - 06/30/2005                                           11,725,162         1,452,687         1,428,362                 -
================================================================================================================================

================================================================================================================================
                                                                                        06/30/2006
                                                            --------------------------------------------------------------------
                                                            RESTRICTED TO
                                                            --------------
                                                                                DERIVATIVE        GUARANTOR
                                                               CENTRAL          FINANCIAL         RESOURCES
                                                               BANK (2)        INSTRUMENTS        (Note 10b)          TOTAL
--------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                        29,743                 -         1,068,548         7,640,279
   Financial Treasury Bills                                              -                 -           206,021         1,625,380
   National Treasury Bills                                               -                 -                 -         2,474,245
   National Treasury Notes                                          29,743                 -           862,527         2,075,609
   National Treasury Notes - M                                           -                 -                 -            61,118
   Central Bank Notes                                                    -                 -                 -           122,783
   National Treasury/Securitization                                      -                 -                 -           210,978
   Brazilian External Debt Bonds                                         -                 -                 -         1,004,356
   Investment in non Exclusive Funds                                     -                 -                 -            65,810
       Financial Treasury Bills                                          -                 -                 -            65,789
       Other                                                             -                 -                 -                21

PUBLIC SECURITIES - FOREIGN                                              -                 -                 -           932,327
   Portugal                                                              -                 -                 -           366,496
   Austria                                                               -                 -                 -           229,893
   Argentina                                                             -                 -                 -            73,684
       Central Bank                                                      -                 -                 -            27,923
       National Treasury                                                 -                 -                 -            45,761
   Russia                                                                -                 -                 -            35,035
   United States                                                         -                 -                 -           199,272
   Other                                                                 -                 -                 -            27,947

CORPORATE SECURITIES                                                     -                 -         2,473,881        13,244,603
   Euro Bonds and Others                                                 -                 -                 -         4,696,906
   Bank Deposit Certificates                                             -                 -         1,745,712         2,977,910
   Shares in Publicly Traded Companies                                   -                 -            26,204         1,183,929
   Debentures                                                            -                 -           520,124         1,560,882
   Promissory Notes                                                      -                 -                 -           398,382
   Quotas of Fixed Income Funds                                          -                 -           169,209           626,617
   Quotas of Foreign Investment Funds                                    -                 -                 -            53,502
   Quotas of Variable Income Funds                                       -                 -                 -            65,218
   Quotas of Credit Right Funds                                          -                                   -         1,117,834
   Real Estate Certificates Receivable                                   -                 -            12,632           517,938
   Other                                                                 -                 -                 -            45,485

PGBL/VGBL FUNDS QUOTAS                                                   -                 -        11,901,538        11,901,538
Additional allowance (exceeding minimum required)                                          -                 -          (180,000)
DERIVATIVE FINANCIAL INSTRUMENTS                                         -         3,484,546                 -         3,484,546
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) - 06/30/2006                                               29,743         3,484,546        15,443,967        37,023,293
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) - 06/30/2005                                              130,807         2,594,401        11,885,441        29,216,860
================================================================================================================================

(1) Represent securities deposited with the Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2)  Represent securities in compulsory deposits.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 87

c)  TRADING SECURITIES

===================================================================================================================
                                                                          06/30/2006
                                           ------------------------------------------------------------------------
                                                           ADJUSTMENT TO
                                                           MARKET VALUE
                                              COST         (IN  RESULTS)      MARKET VALUE       %        0 - 30
-------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                  3,304,298           (26,678)        3,277,620     16.1        390,795
   Financial Treasury Bills                     626,051               220           626,271      3.0         67,160
   National Treasury Bills                    1,509,862             3,798         1,513,660      7.5        255,249
   National Treasury Notes                      714,621           (23,697)          690,924      3.4              -
   Central Bank Notes                            99,232            (2,298)           96,934      0.5              -
   National Treasury/Securitization             138,569              (726)          137,843      0.7            792
   Brazilian External Debt Bonds                150,153            (3,975)          146,178      0.7          1,784
   Investment in non Exclusive Funds             65,810                 -            65,810      0.3         65,810
       Financial Treasury Bills                  65,789                 -            65,789      0.3         65,789
       Other                                         21                 -                21        -             21

PUBLIC SECURITIES - FOREIGN                     474,211             8,920           483,131      2.4         69,620
   Austria                                      221,618             8,275           229,893      1.1              -
   Argentina                                     11,194               116            11,310      0.1              -
       Central Bank                                   -                 -                 -        -              -
       National Treasury                         11,194               116            11,310      0.1              -
   Russia                                        34,653               382            35,035      0.2              -
   United States                                199,178                94           199,272      1.0         69,565
   Other                                          7,568                53             7,621        -             55

CORPORATE SECURITIES                          4,575,866             7,270         4,583,136     22.6      1,434,378
   Euro Bonds and Others                        331,036             1,874           332,910      1.6        100,420
   Bank Deposit Certificates                  2,404,785                 -         2,404,785     11.9        246,008
   Shares in Publicly Traded Companies          340,341             7,059           347,400      1.7        347,400
   Debentures                                   563,513               (43)          563,470      2.8              -
   Quotas of Fixed Income Funds                 623,412                 -           623,412      3.1        623,412
   Quotas of Variable Income Funds                    -                 -                 -        -              -
   Quotas of Credit Right Funds                 173,038                 -           173,038      0.9        115,347
   Real Estate Certificates Receivable          110,596            (2,837)          107,759      0.5              -
   Other                                         29,145             1,217            30,362      0.1          1,791

PGBL/VGBL FUNDS QUOTAS                       11,901,538                 -        11,901,538     58.9     11,901,538
-------------------------------------------------------------------------------------------------------------------
Total 06/30/2006                             20,255,913           (10,488)       20,245,425    100.0     13,796,331
% per maturity term                                                                                            68.3%
-------------------------------------------------------------------------------------------------------------------
Total 06/30/2005                             14,037,277             7,757        14,045,034               9,343,597
% per maturity term                                                                                            66.5%
===================================================================================================================

================================================================================================================================
                                                                      06/30/2006                                     06/30/2005
                                        ----------------------------------------------------------------------     -------------
                                                                                                    OVER 720
                                         31 - 90      91 - 180       181 - 365      366 - 720         DAYS          MARKET VALUE
--------------------------------------------------------------------------------------------------------------     -------------
PUBLIC SECURITIES - DOMESTIC              157,075        338,595        349,611        842,550       1,198,994         1,481,687
   Financial Treasury Bills               122,551        208,242          8,621         25,585         194,112           268,325
   National Treasury Bills                      -         21,086        322,868        749,402         165,055            12,489
   National Treasury Notes                 25,212          1,511              -         14,787         649,414           181,578
   Central Bank Notes                           -         96,934              -              -               -           247,808
   National Treasury/Securitization         9,305         10,261         17,187         51,906          48,392             6,488
   Brazilian External Debt Bonds                7            561            935            870         142,021           660,442
   Investment in non Exclusive Funds            -              -              -              -               -           104,557
       Financial Treasury Bills                 -              -              -              -               -           104,228
       Other                                    -              -              -              -               -               329

PUBLIC SECURITIES - FOREIGN                     6          4,229        226,619        129,188          53,469           194,686
   Austria                                      -          3,288        226,605              -               -                 -
   Argentina                                    6             16             14              -          11,274            29,431
       Central Bank                             -              -              -              -               -            22,153
       National Treasury                        6             16             14              -          11,274             7,278
   Russia                                       -            406              -              -          34,629           107,273
   United States                                -            519              -        129,188               -            42,184
   Other                                        -              -              -              -           7,566            15,798

CORPORATE SECURITIES                      801,880         85,579        903,345        332,845       1,025,109         4,094,307
   Euro Bonds and Others                       12          1,892            652         37,878         192,056           265,632
   Bank Deposit Certificates              798,288         43,235        846,666        174,161         296,427         2,606,776
   Shares in Publicly Traded Companies          -              -              -              -               -           221,140
   Debentures                                   -         35,086         30,909         68,608         428,867           535,388
   Quotas of Fixed Income Funds                 -              -              -              -               -           292,218
   Quotas of Variable Income Funds              -              -              -              -               -             1,597
   Quotas of Credit Right Funds                 -              -         14,403         43,288               -            26,810
   Real Estate Certificates Receivable          -              -              -              -         107,759           114,704
   Other                                    3,580          5,366         10,715          8,910               -            30,042

PGBL/VGBL FUNDS QUOTAS                          -              -              -              -               -         8,274,354
--------------------------------------------------------------------------------------------------------------     -------------
Total 06/30/2006                          958,961        428,403      1,479,575      1,304,583       2,277,572        14,045,034
% per maturity term                           4.7%           2.1%           7.3%           6.4%           11.2%
--------------------------------------------------------------------------------------------------------------
Total 06/30/2005                          407,592        396,553      1,706,294        410,114       1,780,884
% per maturity term                           2.9%           2.9%          12.1%           2.9%           12.7%
================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 88

d) AVAILABLE FOR SALE SECURITIES

==================================================================================================================================
                                                                                         06/30/2006
                                                         -------------------------------------------------------------------------
                                                                           ADJUSTMENT TO
                                                                           MARKET VALUE
                                                                               (IN
                                                                           STOCKHOLDERS'
                                                            COST              EQUITY)        MARKET VALUE       %        0 - 30
----------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                3,029,933             74,695         3,104,628     26.2        128,731
   Financial Treasury Bills                                   996,445              2,664           999,109      8.5        113,702
   National Treasury Bills                                    959,013              1,572           960,585      8.1         14,992
   National Treasury Notes                                    530,324             84,002           614,326      5.2              -
   Central Bank Notes                                          25,909                (60)           25,849      0.2              -
   National Treasury/Securitization                            75,133             (1,998)           73,135      0.6             37
   Brazilian External Debt Bonds                              443,109            (11,485)          431,624      3.6              -

PUBLIC SECURITIES - FOREIGN                                   426,013              2,857           428,870      3.6         11,202
   Portugal                                                   363,639              2,857           366,496      3.1          8,411
   Argentina                                                   62,374                  -            62,374      0.5          2,791
       Central Bank                                            27,923                  -            27,923      0.2          2,791
       National Treasury                                       34,451                  -            34,451      0.3              -
   United States                                                    -                  -                 -        -              -

CORPORATE SECURITIES                                        8,154,665            142,624         8,297,289     70.2      1,246,796
   Euro Bonds and Others                                    4,107,179            (14,625)        4,092,554     34.6        127,271
   Bank Deposit Certificates                                  573,125                  -           573,125      4.8          1,089
   Shares in Publicly-Traded Companies                        727,938            108,591           836,529      7.1        836,529
   Debentures                                                 917,751              1,521           919,272      7.8              -
   Promissory Notes                                           398,382                  -           398,382      3.4        165,119
   Mortgage Notes                                                   -                  -                 -        -              -
   Quotas of Fixed Income Funds                                 3,205                  -             3,205        -          3,205
   Quotas of Foreign Investment Funds                          42,909              5,454            48,363      0.4         48,363
   Quotas of Variable Income Funds                             17,899             47,319            65,218      0.6         65,218
   Quotas of Credit Right Funds                               944,796                  -           944,796      8.0              -
   Real Estate Certificates Receivable                        406,358             (5,636)          400,722      3.4              -
   Other                                                       15,123                  -            15,123      0.1              2
----------------------------------------------------------------------------------------------------------------------------------
TOTAL 06/30/2006                                           11,610,611            220,176        11,830,787    100.0      1,386,729
   Deferred taxes                                                                (85,019)                                     11.6%
   Minority interest in subsidiaries                                                (383)
   Adjustment of securities in unconsolidated
    affiliates                                                                    15,523
   Adjustment of securities reclassified in prior
    years to securities held to maturity securities                               29,499
ADJUSTMENT TO MARKET VALUE - SECURITIES  - 06/30/2006                            179,796
----------------------------------------------------------------------------------------------------------------------------------
TOTAL 06/30/2005                                           10,245,410            490,841        10,736,251               1,712,515
   Deferred taxes                                                               (172,901)                                     16.0%
   Minority interest in subsidiaries                                             (20,727)
   Adjustment of securities reclassified in prior
    years to securities held to maturity securities                               16,691
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006                             313,904
==================================================================================================================================

==================================================================================================================================
                                                                               06/30/2006                              06/30/2005
                                                       ------------------------------------------------------------   ------------
                                                                                                            OVER         MARKET
                                                        31 - 90      91 - 180     181 - 365  366 - 720    720 DAYS       VALUE
-------------------------------------------------------------------------------------------------------------------   ------------
PUBLIC SECURITIES - DOMESTIC                               29,112     194,123     1,148,967    422,707    1,180,988      4,021,228
   Financial Treasury Bills                                28,963      52,289       213,397    377,909      212,849        878,233
   National Treasury Bills                                      -      96,504       849,089          -            -        907,018
   National Treasury Notes                                      -      17,159             -      4,836      592,331      1,463,536
   Central Bank Notes                                           -      25,849             -          -            -        173,272
   National Treasury/Securitization                             -       2,130             -      3,810       67,158        148,633
   Brazilian External Debt Bonds                              149         192        86,481     36,152      308,650        450,536

PUBLIC SECURITIES - FOREIGN                                     -      32,658       113,497      9,482      262,031        542,940
   Portugal                                                     -           -       103,510          -      254,575        469,962
   Argentina                                                    -      32,658         9,987      9,482        7,456         46,732
      Central Bank                                              -       5,663         9,987      9,482            -         13,009
      National Treasury                                         -      26,995             -          -        7,456         33,723
   United States                                                -           -             -          -            -         26,246

CORPORATE SECURITIES                                      786,030     974,787       783,058    796,786    3,709,832      6,172,083
   Euro Bonds and Others                                  692,914     645,088       752,185    390,804    1,484,292      3,831,625
   Bank Deposit Certificates                                4,017     162,527        15,820    385,969        3,703        167,598
   Shares in Publicly-Traded Companies                          -           -             -          -            -        902,079
   Debentures                                                   -       5,180         1,473     20,013      892,606        553,039
   Promissory Notes                                        89,099     130,602        13,562          -            -        365,324
   Mortgage Notes                                               -           -             -          -            -        144,538
   Quotas of Fixed Income Funds                                 -           -             -          -            -          7,641
   Quotas of Foreign Investment Funds                           -           -             -          -            -         65,470
   Quotas of Variable Income Funds                              -           -             -          -            -         15,643
   Quotas of Credit Right Funds                                 -      31,390             -          -      913,406         16,610
   Real Estate Certificates Receivable                          -           -             -          -      400,722        101,999
   Other                                                        -           -            18          -       15,103            517
-------------------------------------------------------------------------------------------------------------------   ------------
TOTAL 06/30/2006                                          815,142   1,201,568     2,045,522  1,228,975    5,152,851     10,736,251
   Deferred taxes                                             6.9%       10.2%         17.3%      10.4%        43.6%
   Minority interest in subsidiaries
   Adjustment of securities in unconsolidated
    affiliates
   Adjustment of securities reclassified in prior
    years to securities held to maturity securities
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006
-------------------------------------------------------------------------------------------------------------------
TOTAL 06/30/2005                                          345,342     824,484     1,321,453  2,448,152    4,084,305
   Deferred taxes                                             3.2%        7.7%         12.3%      22.8%        38.0%
   Minority interest in subsidiaries
   Adjustment of securities reclassified in prior
    years to securities held to maturity securities
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006
==================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 89

e)  HELD TO MATURITY SECURITIES

    See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, the amount of R$ 29,499 (R$ 16,691 at 06/30/2005), is included at 06/30/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 125,788 (positive adjustment of R$ 174,713 at 06/30/2005).

===========================================================================================================================
                                                                               06/30/2006
                                             ------------------------------------------------------------------------------
                                              CARRYING
                                                VALUE        %      0 - 30     31 - 90    91 - 180    181 - 365   366 - 720
---------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                  1,258,031     76.5         -           -      19,771       11,558     328,086
   National Treasury Notes (1)                  770,359     46.8         -           -       9,585            -     200,602
   National Treasury Notes - M (2)               61,118      3.7         -           -      10,186       10,186      20,373
   Brazilian External Debt Bonds                426,554     26.0         -           -           -        1,372     107,111

PUBLIC SECURITIES - FOREIGN                      20,326      1.2       308         273           -            -           -

CORPORATE SECURITIES                            364,178     22.3    10,445           -       4,557            -       2,586
   Euro Bonds and Others                        271,442     16.5     5,306           -          35            -           -
   Debentures (1)                                78,140      4.8         -           -       4,522            -       2,586
   Quotas of Foreign Investment Funds             5,139      0.3     5,139           -           -            -           -
   Real Estate Certificate Receivables (1)        9,457      0.7         -           -           -            -           -
   Other                                              -        -         -           -           -            -           -
---------------------------------------------------------------------------------------------------------------------------
Total 06/30/2006                              1,642,535    100.0    10,753         273      24,328       11,558     330,672
% per maturity term                                                    0.7%        0.0%        1.5%         0.7%       20.1%
---------------------------------------------------------------------------------------------------------------------------
Total 06/30/2005                              2,241,174            205,252       7,959     126,932       30,531      65,424
% per maturity term                                                    9.2%        0.4%        5.7%         1.4%        2.9%
===========================================================================================================================

======================================================================
                                              06/30/2006   06/30/2005
                                             -----------   -----------
                                                OVER        CARRYING
                                              720 DAYS       VALUE
                                             -----------   -----------
PUBLIC SECURITIES - DOMESTIC                     898,616     1,795,510
   National Treasury Notes (1)                   560,172     1,040,549
   National Treasury Notes - M (2)                20,373        86,662
   Brazilian External Debt Bonds                 318,071       668,299

PUBLIC SECURITIES - FOREIGN                       19,745        21,710

CORPORATE SECURITIES                             346,590       423,954
   Euro Bonds and Others                         266,101       309,716
   Debentures (1)                                 71,032        97,580
   Quotas of Foreign Investment Funds                  -         6,167
   Real Estate Certificate Receivables (1)         9,457        10,435
   Other                                               -            56
                                             -----------   -----------
Total 06/30/2006                               1,264,951     2,241,174
% per maturity term                                 77.0%
                                             -----------
Total 06/30/2005                               1,805,076
% per maturity term                                 80.4%
======================================================================

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 594,862 (R$ 874,078 at 06/30/2005).

(2)  Refers to securities issued in a nominative way which cannot be sold.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 90

f)  DERIVATIVE FINANCIAL INSTRUMENTS

=============================================================================================================================
                                                                           06/30/2006
                                   ------------------------------------------------------------------------------------------
                                                     ADJUSTMENT
                                                         TO
                                                    MARKET VALUE
                                                        (IN
                                       COST          NET INCOME)      MARKET VALUE       %           0 - 30          31 - 90
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
   Futures                               43,757            5,731            49,488        1.4              25          33,591
   Option premiums                      273,154            1,963           275,117        7.9          28,412          13,765
   Forwards                             271,809             (138)          271,671        7.8          85,459          90,705
   Swaps - difference receivable      1,275,106          225,928         1,501,034       43.1         265,848         214,204
   Others (*)                         1,373,991           13,245         1,387,236       39.8         526,176         684,474
-----------------------------------------------------------------------------------------------------------------------------
Total 06/30/2006                      3,237,817          246,729         3,484,546      100.0         905,920       1,036,739
% per maturity term                                                                                      25.9%           29.8%
----------------------------------------------------------------------------------------------------------------------------
Total 06/30/2005                      2,279,568          314,833         2,594,401                     464,164         395,485
% per maturity term                                                                                      17.9%           15.2%
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES
   Futures                              (31,430)          (3,398)          (34,828)       1.4          (5,823)           (888)
   Option premiums                     (173,401)          28,850          (144,551)       5.8         (33,743)        (15,640)
   Swaps - difference payable          (662,112)        (228,571)         (890,683)      35.5         (48,849)       (127,012)
   Others (*)                        (1,369,516)         (67,187)       (1,436,703)      57.3        (474,852)       (697,935)
-----------------------------------------------------------------------------------------------------------------------------
Total 06/30/2006                     (2,236,459)        (270,306)       (2,506,765)     100.0        (563,267)       (841,475)
% per maturity term                                                                                      22.4%           33.6%
-----------------------------------------------------------------------------------------------------------------------------
Total 06/30/2005                     (1,414,023)        (319,730)       (1,733,753)                  (306,584)       (363,423)
% per maturity term                                                                                      17.7%           20.9%
=============================================================================================================================

=============================================================================================================
                                                           06/30/2006                            06/30/2005
                                   ----------------------------------------------------------   -------------
                                                                                       OVER         MARKET
                                     91 - 180        181 - 365        366 - 720      720 DAYS       VALUE
-------------------------------------------------------------------------------------------------------------
ASSETS
   Futures                                4,612            2,105           6,999        2,156          71,465
   Option premiums                       12,999          216,485           2,831          625         550,615
   Forwards                              32,141           63,366               -            -         197,422
   Swaps - difference receivable        122,976          280,335         191,142      426,529       1,600,717
   Others (*)                            51,724           70,967          17,542       36,353         174,182
---------------------------------------------------------------------------------------------   -------------
Total 06/30/2006                        224,452          633,258         218,514      465,663       2,594,401
% per maturity term                         6.4%            18.2%            6.3%        13.4%
---------------------------------------------------------------------------------------------
Total 06/30/2005                        658,981          542,637         305,611      227,523
% per maturity term                        25.4%            20.9%           11.8%         8.8%
-------------------------------------------------------------------------------------------------------------
LIABILITIES
   Futures                               (2,921)          (1,452)         (3,751)     (19,993)        (52,988)
   Option premiums                      (22,260)         (61,721)        (11,187)           -        (593,501)
   Swaps - difference payable          (226,772)        (129,950)       (146,615)    (211,485)       (966,208)
   Others (*)                           (75,652)         (83,952)        (69,044)     (35,268)       (121,056)
---------------------------------------------------------------------------------------------   -------------
Total 06/30/2006                       (327,605)        (277,075)       (230,597)    (266,746)     (1,733,753)
% per maturity term                        13.1%            11.1%            9.2%        10.6%
---------------------------------------------------------------------------------------------
Total 06/30/2005                       (497,138)        (240,498)       (211,402)    (114,708)
% per maturity term                        28.7%            13.9%           12.2%         6.6%
=============================================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

In ITAU HOLDING at 06/30/2006, market values related to swap contracts, involving foreign currency, interbank market, fixed rates and indices, total R$ 75,747 (R$ 6,557 at 06/30/2005) in asset position, of which R$ 671 were distributed at 06/30/2005 up to 30 days, R$ 63 from 31 to 180 days (R$ 31 at 06/30/2005), R$ 73,778 from 181 to 365 days (R$ 31 at 06/30/2005) and R$ 1,906 over 365 days (R$ 5,824 at 06/30/2005). Liability position totals R$ 37,592, falling due from 181 to 365 days (R$ 2,991 at 06/30/2005, falling due over 365 days).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 91

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

o Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
o Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at June 30, 2006 were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o    Futures and Forward Contracts: quotes on the stock exchanges;
o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
o Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 92

=======================================================================================================================
                                                                 BALANCE
                                                                 SHEET
                                                                 ACCOUNT      ADJUSTMENT
                                                               RECEIVABLE/    TO MARKET
                                                                (RECEIVED)    VALUE (IN
                                  OFF-BALANCE SHEET ACCOUNT    (PAYABLE)/        NET
                                       NOTIONAL VALUE             PAID         INCOME)             MARKET VALUE
                                ---------------------------------------------------------------------------------------
                                  06/30/2006     06/30/2005    06/30/2006     06/30/2006     06/30/2006     06/30/2006
----------------------------------------------  ------------  ------------  -------------  -------------  -------------
Futures contracts                  174,512,728   162,473,185        12,327          2,333         14,660         18,477
  Purchase commitments              90,528,603    73,091,427        43,757          5,731         49,488         71,465
    Foreign currency                 5,908,527    17,724,500        16,653          1,137         17,790         20,423
    Interbank market                26,687,715    30,146,482         1,282          1,691          2,973            337
    Fixed rates                     50,552,212       141,222             -              -              -             33
    Indices                          7,044,539    24,512,526        25,822          2,776         28,598         45,848
    Other                              335,610       566,697             -            127            127          4,824
  Commitments to sell               83,984,125    89,381,758       (31,430)        (3,398)       (34,828)       (52,988)
    Foreign currency                 1,815,045    18,920,762        (6,953)          (275)        (7,228)       (26,650)
    Interbank market                71,085,310    36,719,426       (19,754)        (1,488)       (21,242)        (1,493)
    Fixed rates                      6,533,197        56,684             -              -              -            (62)
    Indices                          3,957,433    33,241,467        (4,587)        (1,633)        (6,220)       (23,528)
    Other                              593,140       443,419          (136)            (2)          (138)        (1,255)
Swap contracts                                                     612,994         (2,643)       610,351        634,509
  Asset position                    45,039,768    29,096,576     1,275,106        225,928      1,501,034      1,600,717
    Foreign currency                 7,730,863     4,973,124        93,208        (13,378)        79,830         22,031
    Interbank market                18,817,786    14,215,361     1,002,642        140,192      1,142,834      1,425,697
    Fixed rates                      6,266,139     3,336,227       162,732         38,757        201,489        130,171
    Indices                         12,160,028     6,559,819         7,790         60,550         68,340         20,495
    Other                               64,952        12,045         8,734           (193)         8,541          2,323
  Liability position                44,426,774    28,501,742      (662,112)      (228,571)      (890,683)      (966,208)
    Foreign currency                 7,203,291     8,150,288       (96,841)      (132,447)      (229,288)       (77,454)
    Interbank market                20,592,491    10,679,034      (353,906)       (34,129)      (388,035)      (708,381)
    Fixed rates                      6,063,223     3,730,685       (23,830)       (37,040)       (60,870)      (155,992)
    Indices                         10,507,579     5,865,222      (178,992)       (24,979)      (203,971)        (6,323)
    Other                               60,190        76,513        (8,543)            24         (8,519)       (18,058)
Option contracts                   104,980,310    55,304,662        99,753         30,813        130,566        (42,886)
  Purchase commitments
   -purchased position               9,920,477    22,606,017        62,379        (31,965)        30,414         63,621
    Foreign currency                 9,014,587     9,628,622        57,607        (32,328)        25,279         20,853
    Interbank market                   724,932           707             -             37             37              4
    Indices                              9,090    11,392,567             -              -              -          1,739
    Shares                             132,196       675,280         4,331            181          4,512         37,043
    Other                               39,672       908,841           441            145            586          3,982
  Commitments to sell
   - purchased position             37,822,600     5,971,080       210,775         33,928        244,703        486,994
    Foreign currency                 1,988,838     4,684,994        20,077          4,029         24,106        451,768
    Fixed rates                      2,047,969             -            14             (9)             5              -
    Indices                         32,717,214       117,520        47,812         23,816         71,628             10
    Shares                             880,491       778,775       139,192          5,601        144,793         30,603
    Other                              188,088       389,791         3,680            491          4,171          4,613
  Purchase position
   - sold position                  38,533,907     8,457,939      (123,955)        45,055        (78,900)      (135,295)
    Foreign currency                10,696,890     8,197,897       (83,293)        45,618        (37,675)      (125,233)
    Interbank market                    99,991           880             -             20             20           (229)
    Indices                         27,533,150             -       (23,398)         7,230        (16,168)             -
    Shares                             190,030       239,393       (17,025)        (7,813)       (24,838)        (9,833)
    Other                               13,846        19,769          (239)             -           (239)             -
  Commitments to sell
   - sold position                  18,703,326    18,269,626       (49,446)       (16,205)       (65,651)      (458,206)
    Foreign currency                 2,018,981     5,889,763       (29,845)       (15,149)       (44,994)      (419,607)
    Indices                         16,319,223    11,590,410       (13,609)        (2,300)       (15,909)           (10)
    Shares                              71,960       432,564        (2,540)        (1,281)        (3,821)       (36,800)
    Other                              293,162       356,889        (3,452)         2,525           (927)        (1,789)
Forward - Sales receivable                                         271,809           (138)       271,671        197,422
    Shares                                                         271,775           (138)       271,637        197,015
    Other                                                               34              -             34            407
Other derivative
 financial instruments (*)          17,438,248     7,408,521         4,475        (53,942)       (49,467)        53,126
  Asset position                     8,133,658     4,392,039     1,373,991         13,245      1,387,236        174,182
  Liability position                 9,304,590     3,016,482    (1,369,516)       (67,187)    (1,436,703)      (121,056)
                                                      ASSETS     3,237,817        246,729      3,484,546      2,594,401
                                                 LIABILITIES    (2,236,459)      (270,306)    (2,506,765)    (1,733,753)
                                                       TOTAL     1,001,358        (23,577)       977,781        860,648
=======================================================================================================================
DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS):
=======================================================================================================================
           Clearing                  0 - 30       31 - 180     181 - 365      OVER 365       06/30/2006     06/30/2005
           Futures                  31,654,356   113,918,908     9,491,314     19,448,150    174,512,728    162,473,185
           Swaps                     8,000,650    11,649,980    11,030,261     13,083,771     43,764,662     27,634,413
           Options                   6,251,429    18,639,054    72,981,704      7,108,123    104,980,310     55,304,662
           Other                     2,230,072     6,540,961     2,059,507      6,607,708     17,438,248      7,408,521
=======================================================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 93

g) CHANGES IN ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

=========================================================================================
                                                                 01/01 to       01/01 to
                                                                06/30/2006     06/30/2005
--------------------------------------------------------------------------    -----------
Opening balance                                                    247,765        356,238
Adjustments with impacts on:
   Net income                                                      (27,258)       (75,328)
   Stockholders' equity                                           (214,396)      (242,474)
Write-offs due to permanent losses                                       -         35,530
Closing balance                                                      6,111         73,966
Adjustment to market value                                         186,111        473,966
                                                               -----------    -----------
   Trading securities                                              (10,488)         7,757
   Available for sale securities                                   220,176        490,841
   Derivative financial instruments (assets and liabilities)       (23,577)       (24,632)
Additional provision (*)                                          (180,000)      (400,000)
=========================================================================================

(*) Aims at covering risks of current and future fluctuation in the prices, considering high volatilty the scenarios.

For a better understanding, the following table shows the change in the additional provision for securities and the unrealized gain of available for sale securities and of held to maturity securities:

=========================================================================================
                                                                06/30/2006     06/30/2005
--------------------------------------------------------------------------    -----------
Additional provision                                               180,000        400,000

Adjustment to available for sale securities - Stockholders'
 equity                                                            220,176        490,841

Adjustment to held to maturity securities (*)                      155,287        191,404
-----------------------------------------------------------------------------------------
Total unrealized gain                                              555,463      1,082,245
=========================================================================================

(*)  At 06/30/2006 includes the amount of R$ 29,499 (R$ 16,691 at 06/30/2005)
     regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the net income.

h)  REALIZED GAIN OF SECURITIES PORTFOLIO

=========================================================================================
                                                                 01/01 to       01/01 to
                                                                06/30/2006     06/30/2005
--------------------------------------------------------------------------   ------------
Gain (loss) - trading securities and derivative
 financial instruments                                              34,570         41,985
Gain (loss) - available for sale securities                        226,764         45,331
Total of realized gain                                             261,334         87,316
-----------------------------------------------------------------------------------------
Adjustment to market value with impact on net income               (27,258)       (75,328)
-----------------------------------------------------------------------------------------
Total                                                              234,076         11,988
=========================================================================================

i) RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR LETTER 3068, OF NOVEMBER 8,2001)

     The management's Financial Risk Management Committee sets forth guidelines to classify securities.

     The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.

     No reclassification or changes to the current guidelines were carried out in the period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 94

NOTE 7 - LOAN, CAPITAL LEASING AND OTHER CREDIT OPERATIONS

a)  COMPOSITION OF THE PORTFOLIO WITH CHARACTERISTICS OF CREDIT ASSIGNMENT

  I- BY TYPE OF OPERATIONS AND RISK LEVEL

=================================================================================================================
                                                                             06/30/2006
                                                   --------------------------------------------------------------
                  RISK LEVELS                          AA           A            B            C            D
-----------------------------------------------------------------------------------------------------------------
Loan operations                                    10,266,764   18,808,930    8,841,779    3,081,617    1,836,635
   Loans and discounted trade receivables           5,335,443    9,499,684    6,770,535    2,227,234    1,511,967
   Financing                                        3,560,223    7,385,861    1,404,494      592,015      200,999
   Farming and agribusiness industries              1,269,928      797,578      476,697       65,207       40,790
   Real estate financing                              101,170    1,125,807      190,053      197,161       82,879

Capital leasing operations                            376,160    8,787,692    1,248,418      439,734      156,466

Credit card operations                                      -    1,609,520    3,783,038      587,868      562,639

Advances on exchange contracts (1)                    378,486      420,922      289,928      112,581       25,986

Other sundry receivables (2)                            4,120        8,881       54,503        8,066       17,926

Total operations with characteristics of credit
 assignment                                        11,025,530   29,635,945   14,217,666    4,229,866    2,599,652
-----------------------------------------------------------------------------------------------------------------
Endorsements and Sureties (3)

Total with endorsements and sureties               11,025,530   29,635,945   14,217,666    4,229,866    2,599,652
=================================================================================================================
Total - 06/30/2005                                  5,894,047   27,446,061   11,628,330    2,592,845    1,697,037
=================================================================================================================

=================================================================================================================
                                                                                06/30/2006
                                                   --------------------------------------------------------------
                  RISK LEVELS                          E            F            G            H          Total
-----------------------------------------------------------------------------------------------------------------
Loan operations                                     1,556,096    1,472,832      418,047    1,055,362   47,338,062
   Loans and discounted trade receivables           1,312,479    1,347,117      330,537      793,607   29,128,603
   Financing                                           81,331       77,799       44,633      182,238   13,529,593
   Farming and agribusiness industries                100,975        3,478          284        8,989    2,763,926
   Real estate financing                               61,311       44,438       42,593       70,528    1,915,940

Capital leasing operations                             31,424       29,296       21,078      122,321   11,212,589

Credit card operations                                299,386      194,327      117,866      327,642    7,482,286

Advances on exchange contracts (1)                      3,652        4,238          370        1,042    1,237,205

Other sundry receivables (2)                              459        1,369        1,086       15,948      112,358

Total operations with characteristics of credit
 assignment                                         1,891,017    1,702,062      558,447    1,522,315   67,382,500
-----------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)                                                                           7,400,835

Total with endorsements and sureties                1,891,017    1,702,062      558,447    1,522,315   74,783,335
=================================================================================================================
Total - 06/30/2005                                  1,307,626    1,011,320      259,212      511,448   52,347,926
=================================================================================================================

=============================================================
                                                   06/30/2005
                                                   ----------
                  RISK LEVELS                        TOTAL
------------------------------------------------   ----------
Loan operations                                    39,322,688
   Loans and discounted trade receivables          23,363,914
   Financing                                       11,707,899
   Farming and agribusiness industries              2,367,097
   Real estate financing                            1,883,778

Capital leasing operations                          5,924,748

Credit card operations                              5,389,574

Advances on exchange contracts (1)                  1,578,472

Other sundry receivables (2)                          132,444

Total operations with characteristics of credit
 assignment                                        52,347,926
------------------------------------------------   ----------
Endorsements and sureties (3)                       6,299,205

Total with endorsements and sureties               58,647,131
================================================   ==========
Total - 06/30/2005
=============================================================

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Credits (Note 2a).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 95

II- PER MATURITY AND RISK LEVEL

==================================================================================================================================
                                                                                           06/30/2006
                                                   -------------------------------------------------------------------------------
                                                       AA           A             B             C             D             E
                                                   -------------------------------------------------------------------------------
                                                                              ABNORMAL SITUATION (1)(2)
----------------------------------------------------------------------------------------------------------------------------------
Falling due installments                                    -            -       776,454       572,307       404,424       340,122
   01 to 30                                                 -            -        35,739        30,383        26,896        25,233
   31 to 60                                                 -            -        29,036        24,068        19,904        18,395
   61 to 90                                                 -            -        28,632        23,247        19,674        17,044
   91 to 180                                                -            -        84,214        70,207        55,492        47,334
   181 to 365                                               -            -       153,419       122,777        91,927        74,154
   Over 365                                                 -            -       445,414       301,625       190,531       157,962

Overdue installments                                        -            -       134,202       205,017       424,740       345,669
   01 to 14                                                 -            -         4,867        16,153        11,366         9,733
   15 to 30                                                 -            -       129,335        47,702       111,174        50,022
   31 to 60                                                 -            -             -       141,162       127,190        70,301
   61 to 90                                                 -            -             -             -       175,010        67,727
   91 to 180                                                -            -             -             -             -       147,886
   181 to 365                                               -            -             -             -             -             -
   Over 365                                                 -            -             -             -             -             -
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                    -            -       910,656       777,324       829,164       685,791
SPECIFIC ALLOWANCE                                          -            -        (9,107)      (23,320)      (82,916)     (205,737)
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 06/30/2005                                         -            -       622,927       465,043       549,742       418,102
==================================================================================================================================

                                                                                   NORMAL SITUATION
----------------------------------------------------------------------------------------------------------------------------------
Falling due installments                           10,990,821   29,506,856    13,086,895     3,367,644     1,685,635     1,164,883
   01 to 30                                         1,824,487    4,566,312     4,919,148     1,395,182       706,092       244,765
   31 to 60                                           974,615    2,009,332     1,528,322       473,850       149,126        68,709
   61 to 90                                           696,752    1,644,690     1,132,982       334,931       103,083        49,530
   91 to 180                                        1,319,602    3,404,078     1,695,709       418,728       190,054       131,615
   181 to 365                                       1,836,634    4,986,298     1,636,104       374,036       227,788       208,381
   Over 365                                         4,338,731   12,896,146     2,174,630       370,917       309,492       461,883

Overdue up to 14 days                                  34,709      129,089       220,115        84,898        84,853        40,343
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           11,025,530   29,635,945    13,307,010     3,452,542     1,770,488     1,205,226
GENERIC ALLOWANCE                                           -     (148,180)     (133,070)     (103,576)     (177,050)     (361,568)
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 06/30/2005                                 5,894,047   27,446,061    11,005,403     2,127,802     1,147,295       889,524
==================================================================================================================================
TOTAL                                              11,025,530   29,635,945    14,217,666     4,229,866     2,599,652     1,891,017
EXISTING ALLOWANCE                                          -     (148,180)     (142,177)     (321,491)     (779,637)     (945,319)
   Minimum required allowance (3)                           -     (148,180)     (142,177)     (126,896)     (259,966)     (567,305)
   Additional allowance (4)                                 -            -             -      (194,595)     (519,671)     (378,014)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL 06/30/2005                                    5,894,047   27,446,061    11,628,330     2,592,845     1,697,037     1,307,626
EXISTING ALLOWANCE 06/30/2005                               -     (137,230)     (204,511)     (259,025)     (508,941)     (653,682)
   Minimum required allowance (3)                           -     (137,230)     (116,283)      (77,785)     (169,704)     (392,288)
   Additional allowance (4)                                 -            -       (88,228)     (181,240)     (339,237)     (261,394)
==================================================================================================================================

=====================================================================================================================
                                                                        06/30/2006                         06/30/2005
                                                   ----------------------------------------------------    ----------
                                                       F             G             H           Total         Total
                                                   ----------------------------------------------------    ----------
                                                                 ABNORMAL SITUATION (1)(2)
-------------------------------------------------------------------------------------------------------    ----------
Falling due installments                              468,920       202,999       361,198     3,126,424     1,751,064
   01 to 30                                            32,789        13,282        32,412       196,734       108,751
   31 to 60                                            23,930        11,072        19,335       145,740        85,734
   61 to 90                                            22,712        10,846        17,553       139,708        81,845
   91 to 180                                           64,197        29,464        46,097       397,005       232,008
   181 to 365                                         106,304        45,740        78,569       672,890       377,428
   Over 365                                           218,988        92,595       167,232     1,574,347       865,297

Overdue installments                                  390,495       298,086       778,979     2,577,188     1,433,619
   01 to 14                                            13,950         5,840        10,302        72,211        35,539
   15 to 30                                            36,428        10,052        25,455       410,168       332,310
   31 to 60                                            58,778        18,979        37,615       454,025       301,695
   61 to 90                                            57,802        26,116        41,004       367,659       215,699
   91 to 180                                          223,537       237,099       220,318       828,840       394,045
   181 to 365                                               -             -       389,921       389,921       136,066
   Over 365                                                 -             -        54,364        54,364        18,264
-------------------------------------------------------------------------------------------------------    ----------
SUBTOTAL                                              859,415       501,085     1,140,177     5,703,612     3,184,683
SPECIFIC ALLOWANCE                                   (429,708)     (350,760)   (1,140,177)   (2,241,724)   (1,000,903)
-------------------------------------------------------------------------------------------------------    ----------
SUBTOTAL 06/30/2005                                   514,294       238,014       376,561     3,184,683
=====================================================================================================================

                                                                     NORMAL SITUATION
---------------------------------------------------------------------------------------------------------------------
Falling due installments                              823,536        54,992       370,416    61,051,678    48,807,500
   01 to 30                                           116,739        13,603        79,754    13,866,082    12,578,556
   31 to 60                                            40,143         3,511        25,192     5,272,800     4,378,743
   61 to 90                                            34,841         2,757        16,361     4,015,927     3,336,447
   91 to 180                                           87,424         5,965        42,184     7,295,359     6,032,382
   181 to 365                                         140,417         9,524        63,550     9,482,732     6,730,847
   Over 365                                           403,972        19,632       143,375    21,118,778    15,750,525

Overdue up to 14 days                                  19,111         2,370        11,722       627,210       355,743
-------------------------------------------------------------------------------------------------------    ----------
SUBTOTAL                                              842,647        57,362       382,138    61,678,888    49,163,243
GENERIC ALLOWANCE                                    (421,324)      (40,154)     (382,138)   (1,767,060)   (1,090,943)
-------------------------------------------------------------------------------------------------------    ----------
SUBTOTAL 06/30/2005                                   497,026        21,198       134,887    49,163,243
=======================================================================================================    ==========
TOTAL                                               1,702,062       558,447     1,522,315    67,382,500    52,347,926
EXISTING ALLOWANCE                                 (1,191,273)     (558,392)   (1,522,315)   (5,608,784)   (3,241,846)
   Minimum required allowance (3)                    (851,031)     (390,914)   (1,522,315)   (4,008,784)   (2,091,846)
   Additional allowance (4)                          (340,242)     (167,478)            -    (1,600,000)   (1,150,000)
-------------------------------------------------------------------------------------------------------    ----------
TOTAL 06/30/2005                                    1,011,320       259,212       511,448    52,347,926
EXISTING ALLOWANCE 06/30/2005                        (707,823)     (259,186)     (511,448)   (3,241,846)
   Minimum required allowance (3)                    (505,660)     (181,448)     (511,448)   (2,091,846)
   Additional allowance (4)                          (202,163)      (77,738)            -    (1,150,000)
=====================================================================================================================

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 3,422,776 (R$ 1,593,107 at 06/30/2005).

(3) The policy of not using the classification of level "AA" for micro, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 96

III) BY BUSINESS SECTOR

====================================================================================================
                                                        06/30/2006      %       06/30/2005      %
----------------------------------------------------------------------------   ---------------------
PUBLIC SECTOR                                             1,246,305      1.8      1,381,259      2.6
      Chemical and Petrochemical                            194,714      0.3        271,760      0.5
      Generation and distribution of electric energy        922,413      1.4        880,426      1.7
      Other                                                 129,178      0.2        229,073      0.4
PRIVATE SECTOR                                           66,136,195     98.2     50,966,667     97.4
  CORPORATIONS                                           30,435,249     45.2     26,260,078     50.2
    INDUSTRY                                             12,101,954     18.0     12,038,478     23.0
      Food and beverages                                  1,944,350      2.9      1,987,961      3.8
      Steel and metallurgy                                1,353,899      2.0      1,316,967      2.5
      Chemical and petrochemical                          1,850,737      2.7      1,694,664      3.2
      Electrical and electronic                             776,239      1.2        616,535      1.2
      Paper and pulp                                        492,612      0.7        615,702      1.2
      Light and heavy vehicles                              519,954      0.8      1,011,177      1.9
      Textile and clothing                                  771,759      1.1        703,568      1.3
      Mechanics                                             504,396      0.7        390,756      0.7
      Tobacco                                               444,376      0.7        562,833      1.1
      Fertilizers, insecticides and crop protection         742,694      1.1        618,293      1.2
      Autoparts and accessories                             485,581      0.7        523,955      1.0
      Construction material                                 473,533      0.7        604,954      1.2
      Pharmaceuticals                                       276,636      0.4         92,327      0.2
      Wood and furniture                                    531,651      0.8        546,608      1.0
      Tractors and agribusiness machinery                    99,288      0.1         77,242      0.1
      Other                                                 834,249      1.2        674,936      1.3
    COMMERCE                                              4,657,675      6.9      3,788,193      7.2
      Retail                                              3,876,261      5.8      3,006,591      5.7
      Wholesale                                             576,784      0.9        526,548      1.0
      Other                                                 204,630      0.3        255,053      0.5
    SERVICES                                             10,098,796     15.0      7,662,497     14.6
      Telecommunications                                  1,193,734      1.8      1,092,578      2.1
      Electrical energy generation and distribution       1,993,623      3.0      1,942,265      3.7
      Financial                                             938,693      1.4        605,039      1.2
      Service companies                                   1,762,625      2.6      1,230,767      2.4
      Contractors and real estate agents                    793,055      1.2        656,446      1.3
      Real estate financing (company)                       372,244      0.6        190,524      0.4
      Public services concessionaires                       427,724      0.6        318,854      0.6
      Transportation                                        840,862      1.2        542,171      1.0
      Communications                                        162,204      0.2         49,194      0.1
      Other                                               1,614,032      2.4      1,034,659      2.0
    PRIMARY SECTOR                                        3,041,983      4.5      2,410,244      4.6
      Mining                                                401,249      0.6        329,232      0.6
      Farming and live stock                              2,606,685      3.9      2,040,258      3.9
      Other                                                  34,049      0.1         40,754      0.1
    OTHER                                                   534,841      0.8        360,666      0.7
  INDIVIDUALS                                            35,700,946     53.0     24,706,589     47.2
      Credit cards                                        7,375,747     10.9      5,359,104     10.2
      Real estate financing                               1,543,696      2.3      1,693,254      3.2
      Consumer loans/vehicles/overdraft                  26,781,503     39.7     17,654,231     33.7

TOTAL                                                    67,382,500    100.0     52,347,926    100.0
====================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 97

b)  CREDIT CONCENTRATION

======================================================================================================
                                                           06/30/2006                06/30/2005
LOAN, CAPITAL LEASING AND                            -----------------------   -----------------------
OTHER CREDIT OPERATIONS (*)                             RISK      % OF TOTAL      RISK      % OF TOTAL
----------------------------------------------------------------------------   -----------------------
Largest debtor                                          517,373          0.7      685,679          1.2
20 largest debtors                                    6,815,786          9.1    7,038,720         12.0
50 largest debtors                                   11,710,134         15.7   11,773,522         20.1
100 largest debtors                                  16,514,378         22.1   15,770,025         26.9
======================================================================================================

======================================================================================================
LOAN, CAPITAL LEASING AND OTHER CREDIT                     06/30/2006                06/30/2005
OPERATIONS AND SECURITIES OF COMPANIES AND           -----------------------   -----------------------
FINANCIAL INSTITUTIONS (*)                              RISK      % OF TOTAL      RISK      % OF TOTAL
----------------------------------------------------------------------------   -----------------------
Largest debtor                                          797,673          0.9    1,002,457          1.4
20 largest debtors                                   10,519,608         12.0   10,846,449         15.6
50 largest debtors                                   17,826,230         20.3   18,028,292         26.0
100 largest debtors                                  24,454,984         27.8   23,361,677         33.7
======================================================================================================

(*)  The amounts include endorsements and sureties.

c)  CHANGES IN ALLOWANCE FOR LOAN LOSSES

=======================================================================
                                             01/01 TO        01/01 TO
                                            06/30/2006      06/30/2005
----------------------------------------   ------------    ------------
Opening balance                              (4,107,176)     (3,053,555)
Net increase for the period                  (2,883,672)     (1,426,223)
Write-Offs                                    1,382,064       1,237,932

Closing balance                              (5,608,784)     (3,241,846)
  Specific allowance (1)                     (2,241,724)     (1,000,903)
  Generic allowance (2)                      (1,767,060)     (1,090,943)
  Additional allowance (3)                   (1,600,000)     (1,150,000)
=======================================================================

(1) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

 Obs.: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 268,963 (R$ 187,514 at 06/30/2005) as it does not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, altered by article 2 of CMN Resolution 2697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais) could be determined based only on the overdue amounts.

 At June 30, 2006, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 8.3% (6.2% at 06/30/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 98

d)  RECOVERY AND RENEGOTIATION OF CREDITS

    I-  COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

=======================================================================
                                             01/01 TO        01/01 TO
                                            06/30/2006      06/30/2005
----------------------------------------   ------------    ------------
Net recognition for the period               (2,883,672)     (1,426,223)
Recoveries                                      375,753         352,257
  Renegotiation                                 113,770          93,747
  Receipt                                       261,983         258,510
Result of allowance for loan losses          (2,507,919)     (1,073,966)
=======================================================================

    II- RENEGOTIATED CREDITS

=======================================================================
                                            06/30/2006      06/30/2005
----------------------------------------   ------------    ------------
Renegotiated credits                          2,004,079       1,136,179
Allowance for loan losses                      (968,344)       (468,148)
(%)                                                48.3            41.2
=======================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                 99

e)  CREDIT ASSIGNMENT

    In June, credit assignments without joint liability were carried out, related to those operations the recovery of which is considered remote by Management and that up to March 31 were written off in addition to losses, as mentioned in Note 2b. This portfolio, in the amount of R$ 1,244,539, was realized at R$ 184,948 in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836 of May 30, 2001.

    If the previously adopted procedure had been used, the amount of R$ 291,811 would have been written off in addition to losses, which would then decrease the portfolio balance and the related allowance at the same amount, without any effect in results.

f)  RESTRICTED OPERATIONS ON ASSETS

    We present below information related to restricted operations on assets, realized in accordance with CMN Resolution 2,921 of January 17, 2002.

===========================================================================================================
                                                                                                 01/01 TO
                                                                       06/30/2006               06/30/2006
                                                ---------   ---------------------------------   -----------
                                                                                                   INCOME
                                                 0 - 30      31 - 180    OVER 365      TOTAL     (EXPENSES)
---------------------------------------------------------------------------------------------   -----------
Restricted operations on assets

  Loan operations                                  23,145     163,336     238,993     425,474         2,523
---------------------------------------------------------------------------------------------   -----------
Liabilities - restricted operations on assets

  Foreign borrowing in securities                  23,116     163,220     239,063     425,399        (1,456)
---------------------------------------------------------------------------------------------   -----------
Net revenue from restricted operations                                                                1,067
===========================================================================================================

At 06/30/2006, there were no default operations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                100

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

============================================================================
                                              06/30/2006        06/30/2005
----------------------------------------------------------    --------------
ASSETS - OTHER RECEIVABLES                      12,083,916        13,605,715
   Exchange purchase pending
    settlement - foreign currency                6,633,766         7,019,091
   Foreign currency bills exchange
    and term document - foreign currency             5,356             3,581
   Exchange sale rights -
    local currency                               5,585,887         6,699,975
   (-) Advances received -
    local currency                                (141,093)         (116,932)
LIABILITIES - OTHER LIABILITIES (Note 2a)       12,308,208        13,814,365
   Exchange sales pending
    settlement - foreign currency                5,482,514         5,699,060
   Exchange purchase
    liabilities - local currency                 6,823,540         8,111,759
   Other                                             2,154             3,546
MEMORANDUM ACCOUNTS                                 90,252           112,609
   Outstanding import credits -
    foreign currency                                62,367            62,424
   Confirmed export credits -
    foreign currency                                27,885            50,185
============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                101

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)   SUMMARY

===================================================================================================================================
                                                               06/30/2006                                          06/30/2005
                             ------------------------------------------------------------------------------  ----------------------
                                 0-30         31-180        181-365      Over 365        Total         %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
Deposits                       37,159,990     4,345,064     6,089,049     5,326,595    52,920,698      52.4    43,694,392      52.7
Deposits received under
 securities repurchase
 agreements                    10,010,401     2,213,525     1,224,119    14,157,957    27,606,002      27.3    17,888,021      21.6
Funds from acceptance and
 issuance of securities           607,159       352,095       426,864     5,405,037     6,791,155       6.7     5,350,149       6.5
Borrowings and onlendings         360,004     1,752,401     1,586,168     4,227,945     7,926,518       7.9     9,111,209      11.0
Securitization of foreign
 payment orders                         -        89,238        97,430       994,228     1,180,896       1.2     2,274,728       2.7
Subordinated debts                      -        67,058             6     4,467,797     4,534,861       4.5     4,537,413       5.5
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                          48,137,554     8,819,381     9,423,636    34,579,559   100,960,130              82,855,912
% per maturity date                  47.7           8.7           9.3          34.3
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005             39,317,973     9,810,329     6,476,859    27,250,751    82,855,912
% per maturity date                  47.5          11.8           7.8          32.9
===================================================================================================================================

b)  DEPOSITS

===================================================================================================================================
                                                               06/30/2006                                          06/30/2005
                             ------------------------------------------------------------------------------  ----------------------
                                 0-30         31-180        181-365      Over 365        Total         %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
Demand deposits                10,806,816             -             -             -    10,806,816      20.4    10,250,110      23.5
Savings accounts               19,306,043             -             -             -    19,306,043      36.5    18,571,447      42.4
Interbank                         897,908       269,219         7,145             -     1,174,272       2.2       556,296       1.3
Time deposits                   5,766,398     4,075,845     6,081,904     5,326,595    21,250,742      40.2    14,103,616      32.3
Other deposits                    382,825             -             -             -       382,825       0.7       212,923       0.5
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                          37,159,990     4,345,064     6,089,049     5,326,595    52,920,698              43,694,392
% per maturity date                  70.2           8.2          11.5          10.1
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005             32,896,761     6,140,138     2,662,476     1,995,017    43,694,392
% per maturity date                  75.2          14.1           6.1           4.6
===================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                102

c)  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS

===================================================================================================================================
                                                               06/30/2006                                          06/30/2005
                             ------------------------------------------------------------------------------  ----------------------
                                 0-30         31-180        181-365      Over 365        Total         %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
Own portfolio                   1,446,526     2,213,525     1,224,119    14,157,957    19,042,127      68.9    14,655,353      81.9
  Government securities           226,005       111,319             -        13,116       350,440       1.3       138,917       0.8
  Private securities                    -       179,515         5,065       572,590       757,170       2.7       133,488       0.7
  Own issue                       540,574     1,811,288     1,173,445    13,463,931    16,989,238      61.5    12,542,335      70.1
  Foreign                         679,947       111,403        45,609       108,320       945,279       3.4     1,840,613      10.3
Third-party portfolio           5,593,878             -             -             -     5,593,878      20.3     3,232,668      18.1
Free portfolio                  2,969,997             -             -             -     2,969,997      10.8             -         -
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                          10,010,401     2,213,525     1,224,119    14,157,957    27,606,002              17,888,021
% per maturity date                  36.3           8.0           4.4          51.3
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005              5,505,883       986,590     1,395,229    10,000,319    17,888,021
% per maturity date                  30.8           5.5           7.8          55.9
===================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                103

d)  FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

===================================================================================================================================
                                                               06/30/2006                                          06/30/2005
                             ------------------------------------------------------------------------------  ----------------------
                                 0-30         31-180        181-365      Over 365        Total         %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
MORTGAGE AND REAL
 ESTATE NOTES                           -             -       242,778             -       242,778       3.6             -         -
DEBENTURES                              -       120,700             -     2,850,000     2,970,700      43.7     1,451,915      27.1
FOREIGN BORROWING IN
 SECURITIES                       607,159       231,395       184,086     2,555,037     3,577,677      52.7     3,898,234      72.9
  Trade Related -
   Issued overseas -
    Bankers Acceptance                  -             -             -             -             -         -        23,349       0.4
  Non-Trade Related               607,159       231,395       184,086     2,555,037     3,577,677      52.7     3,874,885      72.5
                             ------------    ----------    ----------   -----------   -----------   -------    ----------    ------
    Issued in Brazil -
     Fixed Rate Notes               2,502         1,549             -       449,942       453,993       6.7       475,301       8.9
    Issued overseas               604,657       229,846       184,086     2,105,095     3,123,684      46.0     3,399,584      63.6
      Brazil Risk
       Note Programme              93,029       173,640       165,794       631,542     1,064,005      15.7       924,063      17.3
      Euro CD                      71,351        15,620         5,483             -        92,454       1.4        19,245       0.4
      Euro Medium Term
       Note Programme                   -            93             -        15,150        15,243       0.2       249,970       4.7
      Euronotes                         -         4,587             -       241,611       246,198       3.6       263,688       4.9
      Fixed Rate Notes            436,771        31,187        12,809     1,216,792     1,697,559      25.0     1,911,035      35.7
      Others                        3,506         4,719             -             -         8,225       0.1        31,583       0.6
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                             607,159       352,095       426,864     5,405,037     6,791,155               5,350,149
% per maturity date                   8.9           5.2           6.3          79.6
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005                306,556       330,014       176,503     4,537,076     5,350,149
% per maturity date                   5.7           6.2           3.3          84.8
===================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                104

e)  BORROWINGS AND ONLENDINGS

===================================================================================================================================
                                                               06/30/2006                                          06/30/2005
                             ------------------------------------------------------------------------------  ----------------------
                                 0-30         31-180        181-365      Over 365         Total        %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
BORROWINGS                        237,878     1,209,376       970,551     1,320,456     3,738,261      47.2     5,160,891      56.7
                             ------------    ----------    ----------   -----------   -----------   -------    ----------    ------
  Local                            20,031       135,865            40         5,163       161,099       2.0       225,382       2.5
  Foreign (*)                     217,847     1,073,511       970,511     1,315,293     3,577,162      45.2     4,935,509      54.2

ONLENDINGS                        122,126       543,025       615,617     2,907,489     4,188,257      52.8     3,950,318      43.3
                             ------------    ----------    ----------   -----------   -----------   -------    ----------    ------
  Local onlendings -
   official institutions          122,126       538,114       615,617     2,686,859     3,962,716      50.0     3,927,869      43.1
    BNDES                          66,747       356,879       337,524     1,687,578     2,448,728      30.9     2,507,522      27.5
    FINAME                         54,731       176,575       275,127       965,851     1,472,284      18.6     1,321,402      14.5
    Others                            648         4,660         2,966        33,430        41,704       0.5        98,945       1.1
  Foreign onlendings                    -         4,911             -       220,630       225,541       2.8             -         -
  Interbank                             -             -             -             -             -         -        22,449       0.2
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                             360,004     1,752,401     1,586,168     4,227,945     7,926,518               9,111,209
% per maturity date                   4.5          22.1          20.0          53.4
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005                608,773      2,025,186    2,002,951     4,474,299     9,111,209
% per maturity date                   6.7          22.2          22.0          49.1
===================================================================================================================================

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                105

f)  SECURITIZATION OF FOREIGN PAYMENT ORDERS

    Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

===========================================================================================================
                                                    06/30/2006                             06/30/2005
                             ------------------------------------------------------   ---------------------
                                 31-180      181-365      Over 365        Total          Total         %
-----------------------------------------------------------------------------------   ---------------------
TOTAL                              89,238        97,430       994,228     1,180,896     2,274,728     100.0
% per maturity date                   7.5           8.3          84.2
-----------------------------------------------------------------------------------
TOTAL - 06/30/2005                255,463       239,693     1,779,572     2,274,728
% per maturity date                  11.3          10.5          78.2
===========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                106

g)  SUBORDINATED DEBT

    Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837, of 05/30/2001, are as follows:

====================================================================================================================================
                                                                    06/30/2006                                     06/30/2005
                                         ------------------------------------------------------------------  ----------------------
                                               31-180       181-365      Over 365        Total         %         Total         %
-----------------------------------------------------------------------------------------------------------  ----------------------
BDC (1)                                           2,523             -     2,042,921     2,045,444      45.1     1,866,368      41.1
Debentures (2)                                   27,987             -       600,000       627,987      13.8       633,744      14.0
Euronotes (3)                                    22,853             6       974,150       997,009      22.0     1,102,549      24.3
Redeemable preferred
 shares (4)                                      13,695             -       850,726       864,421      19.1       934,752      20.6
-----------------------------------------------------------------------------------------------------------  ----------------------
TOTAL                                            67,058             6     4,467,797     4,534,861               4,537,413
% per maturity date                                 1.5           0.0          98.5
-------------------------------------------------------------------------------------------------
TOTAL - 06/30/2005                               72,945             -     4,464,468     4,537,413
% per maturity date                                 1.6             -          98.4
====================================================================================================================================

(1) Bank Deposit Certificates:
     - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
     - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:
     - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
     - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
     - issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
     - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:
     - issued on 12/31/2002 by Itau Bank Ltd., inthe amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                107

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)  COMPOSITION OF THE TECHNICAL PROVISIONS

================================================================================
                                                     06/30/2006      06/30/2005
-----------------------------------------------------------------   ------------
Insurance                                               1,355,383      1,150,435
  Unearned premiums                                       724,272        622,661
  Unsettled claims                                        359,316        319,644
  IBNR                                                    197,621        164,816
  Premium deficiency - Others                              16,230          7,054
  Premium deficiency - Health care (1)                     47,799         24,375
  Mathematical provision of benefits to grant               6,636          8,208
  Mathematical provision of benefits granted                  511              -
  Financial surplus                                         1,206            997
  Unsettled benefits                                          438          1,835
  Redemption and other unresolved amounts                   1,354            845

Life insurance and pension plan                        13,981,825     10,273,497
  Unearned premiums                                       249,124        224,340
  Unsettled claims                                         36,097         33,188
  IBNR                                                     49,306         44,028
  Mathematical provision of benefits to grant          13,107,781      9,528,639
  Mathematical provision of benefits granted               93,249         84,501
  Financial surplus                                       266,522        195,406
  Financial variation                                      82,570         87,000
  Risk variation                                           22,520         15,675
  Insufficient contribution (2)                            44,063         40,587
  Redemption and other unresolved amounts                  15,878         11,255
  Premium deficiency                                        8,504          6,685
  Unexpired risks                                           1,339          1,286
  Unsettled benefits                                        1,430            880
  Administrative                                            3,442             27

Capitalization                                          1,072,093      1,082,289
  Mathematical provision for redemptions                  991,912        985,284
  Contingencies                                            68,940         77,095
  Raffles pending/payable                                  11,241         19,910

TOTAL                                                  16,409,301     12,506,221
================================================================================

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

     In compliance with USGAAP standards, the provision was conservatively estimated at R$ 614,109 (R$ 549,000 as of December 31, 2004) in the financial statements filed with the SEC (Securities Exchange Commission) and as of December 31, 2005, sufficient to cover occasional deficits until the termination of the plans in 2099.

     To maintain the economic and financial balance of health care plans, approval was requested from the ANS (National Health Agency - the Brazilian health market regulator) for plan restructuring, as well as for price adjustments, for which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

     In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization.

(2) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                108

b)  GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

======================================================================================================================
                                                                INSURANCE              LIFE INSURANCE AND PENSION PLAN
                                                     -------------------------------   -------------------------------
                                                       06/30/2006       06/30/2005       06/30/2006       06/30/2005
-------------------------------------------------------------------   --------------   --------------   --------------
Interbank investments - Money market                        116,564           30,079          252,025           74,893
Securities and derivative financial instruments             988,693          902,192       13,557,925       10,039,341
  PGBL/VGBL fund quotas (1)                                       -                -       11,901,538        8,274,354
  Other securities                                          988,693          902,192        1,656,387        1,764,987
    Government                                              249,373          234,343          684,955          985,493
    Private                                                 739,320          667,849          971,432          779,494
Credit rights (2)                                           244,574          235,249          190,148          177,479
TOTAL                                                     1,349,831        1,167,520       14,000,098       10,291,713
======================================================================================================================

======================================================================================================================
                                                             CAPITALIZATION                         TOTAL
                                                     -------------------------------   -------------------------------
                                                       06/30/2006       06/30/2005       06/30/2006       06/30/2005
-------------------------------------------------------------------   --------------   --------------   --------------
Interbank investments - Money market                        192,087          154,746          560,676          259,718
Securities and derivative financial instruments             897,349          943,908       15,443,967       11,885,441
  PGBL/VGBL fund quotas (1)                                       -                -       11,901,538        8,274,354
  Other securities                                          897,349          943,908        3,542,429        3,611,087
    Government                                              134,220          120,141        1,068,548        1,339,977
    Private                                                 763,129          823,767        2,473,881        2,271,110
Credit rights (2)                                                 -                -          434,722          412,728
TOTAL                                                     1,089,436        1,098,654       16,439,365       12,557,887
======================================================================================================================

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are the customer's responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2)  Recorded under Other receivables - Insurance premiums receivable.

c)  RESULT OF OPERATIONS

======================================================================================================================
                                                                INSURANCE              LIFE INSURANCE AND PENSION PLAN
                                                     -------------------------------   -------------------------------
                                                        01/01 TO         01/01 TO         01/01 TO         01/01 TO
                                                       06/30/2006       06/30/2005       06/30/2006       06/30/2005
-------------------------------------------------------------------   --------------   --------------   --------------
Income from financial operations                             72,230           74,618           60,993           57,722
  Financial income from insurance, pension plan
   and capitalization operations                             72,431           74,618          859,505          690,997
  Financial expenses from insurance, pension
   plan and capitalization operations                          (201)               -         (798,512)        (633,275)
Income from insurance, pension plan and
 capitalization operations                                  251,820          179,342          158,291          134,462
  Premiums and contributions                              1,066,642          879,725        2,101,531        1,767,213
  Changes in technical provisions                           (41,090)         (19,445)        (920,172)        (778,904)
  Expenses with claims                                     (602,570)        (549,645)         (68,930)         (59,048)
  Selling expenses                                         (195,267)        (160,109)         (13,429)         (12,269)
  Expenses with benefits and redemptions                          -                -         (936,754)        (781,505)
  Other income and expenses                                  24,105           28,816           (3,955)          (1,025)
TOTAL                                                       324,050          253,960          219,284          192,184
======================================================================================================================

======================================================================================================================
                                                             CAPITALIZATION                         TOTAL
                                                     -------------------------------   -------------------------------
                                                        01/01 TO         01/01 TO         01/01 TO         01/01 TO
                                                       06/30/2006       06/30/2005       06/30/2006       06/30/2005
-------------------------------------------------------------------   --------------   --------------   --------------
Income from financial operations                             44,200           52,338          177,423          184,678
  Financial income from insurance, pension plan
   and capitalization operations                             78,701           87,661        1,010,637          853,276
  Financial expenses from insurance, pension plan
   and capitalization operations                            (34,501)         (35,323)        (833,214)        (668,598)
Income from insurance, pension plan and
 capitalization operations                                  107,653           83,826          517,764          397,630
  Premiums and contributions                                413,118          408,292        3,581,291        3,055,230
  Changes in technical provisions                          (290,423)        (304,701)      (1,251,685)      (1,103,050)
  Expenses with claims                                            -                -         (671,500)        (608,693)
  Selling expenses                                                -                -         (208,696)        (172,378)
  Expenses with benefits and redemptions                    (13,100)         (17,456)        (949,854)        (798,961)
  Other income and expenses                                  (1,942)          (2,309)          18,208           25,482
TOTAL                                                       151,853          136,164          695,187          582,308
======================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                109

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

ITAU HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: in the period from January 1 to June 30, 2006, contingent assets were not recognized and there are no lawsuits which realization is classified as probable.

b)  Contingent Liabilities:

    - Contingencies classified as probable: are recognized in the accounting books and are represented by Civil Lawsuits demanding compensation for property damage and pain and suffering, such as wrongful protest of notes, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security are represented by lawsuits and administrative proceedings of federal and municipal taxes; and Other Risks represented basically by the joint liability in securitized rural operations.

        The table below shows the changes in the respective provisions for contingent liabilitie and the respective escrow deposits balances:

====================================================================================================================
                                                                        01/01 TO 06/30/2006
                                                --------------------------------------------------------------------
                                                                          TAX AND SOCIAL
CHANGE IN PROVISION FOR CONTINGENT LIABILITIES    CIVIL        LABOR         SECURITY        OTHER         TOTAL
--------------------------------------------------------------------------------------------------------------------
Opening balance                                    891,699      874,599          347,026      148,327      2,261,651
Write-offs due to the spin-off of Credicard
 at 04/30/2006                                     (86,279)      (9,497)         (68,872)           -       (164,648)
Changes in the Period Reflected in Net Income
 (Notes 12e, 12g and 12h)                          163,800      232,689           41,321      (75,960)       361,850
                                                ----------   ----------   --------------   ----------   ------------
  Restatements/Charges                                   -            -           31,178            -         31,178
  Increases                                        163,800      232,689           10,143        1,383        408,015
  Write-offs through reversal                            -            -                -      (77,343)       (77,343)
Payments                                           (78,502)    (158,942)               -            -       (237,444)
Closing balance (Note 12c)                         890,718      938,849          319,475       72,367      2,221,409
Closing balance at 06/30/2005 (Note 12c)           872,443      999,140          346,364      233,758      2,451,705
--------------------------------------------------------------------------------------------------------------------
Escrow deposits at 06/30/2006 (Note 12a)           299,483      601,597          188,363            -      1,089,443
Escrow deposits at 06/30/2005 (Note 12a)           181,148      531,417          113,356            -        825,921
====================================================================================================================

    - Contingencies classified as possible: not recognized in the accounting books and are represented by Civil Lawsuits amounting to R$ 79,263 and Tax and Social Security Lawsuits amounting to R$ 1,510,642. The principal characteristics of these lawsuits are described below:

          o CPMF (Tax on Bank Account Outflows) in Customer Operations - R$ 379,514: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council or by the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

          o IR (Income Tax)/Allowance for Loan Losses - R$ 274,886: calculated by adopting the IN 76/87 and the CMN Resolution 1.748/90, thus rejecting the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                110

          o ISS - Banking Institutions - R$ 184,860: refers to the tax assessments notices issued by the municipalities for collection of ISS on amounts recorded in several accounting accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

          o Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement - R$ 135,949: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

          o Apportionment of Net Assets by Book Value - R$ 106,170: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

          o ISS (Service Tax) - Leasing - R$ 103,602: the bank is questioning the constitutionality of the requirement, since: a) capital lease is a type of lease of chattels; b) the relevant operations are a financial lease, in which there is no service provision and therefore they cannot be taxed by ISS, under penalty of violation of articles 156 III of the Federal Constitution of 1988 and 110 of the National Tax Code. Should the tax levy be confirmed, it shall be due at the company's principal place of business, under article 12, "a" of Decree-Law No. 406/68.

          o Social Security Contribution on Sole Bonus - R$ 61,838: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court's decision is pending.

    The amount of R$ 300,211 (R$ 180,734 at 06/30/2005) (Note 12a) is pledged in guarantee of voluntary resources related to contingent liabilities lawsuits and Permanent Assets represented basically by Property For Own Use in the amount of R$ 673,584 (R$ 405,729 at 06/30/2005) are enlisted, in accordance with article 32 of Law 10,522/02.

    The Receivables balance arising from reimbursements of contingent assets already settled amounts to R$ 59,517 (R$ 53,201 at 06/30/2005) (Note 12a), basically represented by the guarantee in the Banerj privatization process, occurred in 1997, in which the State of Rio de Janeiro recognized a fund to guarantee the equity rebound in Civil, Commercial, Labor and Tax Contingencies.

c) Legal Liabilities - Tax and Social Security: liabilities recognized at the full amount being questioned, R$ 2,758,638, of which R$ 1,067,202 refers to lawsuits in which the possibility of loss is considered probable, R$ 565,881 in which the possible of loss is considered possible and R$ 1,125,555 in which the possibility of loss is considered remote. Changes in these liabilities and respective deposits are shown in Note 13c II.

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAU HOLDING and its subsidiaries are not involved in any administrative proceedings or lawsuits that may significantly affect the result of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors, showed the sufficiency of the provisioned amounts according to the CVM Resolution 489 of October 3, 2005.

The adjustment to this Resolution's new requirements did not produce effects on their results and stockholders' equity.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                111

NOTE 12 - BREAKDOWN OF ACCOUNTS

a)  OTHER SUNDRY RECEIVABLES

=========================================================================================================
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Tax credits (Note 13b I)                                                         4,393,026      3,932,177
Social contribution to offset (Note 13b I)                                       1,072,720      1,262,332
Taxes and contributions to offset                                                  933,730        649,252
Escrow deposits for provisions for contingent liabilities (Note 11b)             1,389,654      1,006,655
                                                                              ------------   ------------
  Contingencies classified as probable                                           1,089,443        825,921
  Contingencies classified as possible                                             300,211        180,734
Escrow deposits for legal liabilities - Tax and Social
 Security (Note 13c II)                                                          2,104,051      1,290,252
Escrow deposits for foreign fund raising program                                   401,450        440,511
Receivables from reimbursement of contingent liabilities (Note 11b)                 59,517         53,201
Sundry domestic debtors                                                            287,234        262,204
Sundry foreign debtors                                                              60,961        140,339
Tax incentive options                                                               94,640         76,922
Recoverable payments                                                                24,842         25,091
Salary advances                                                                     81,062         75,882
Amounts receivable from related companies                                            5,838         40,111
Other                                                                               36,953        302,934
Total                                                                           10,945,678      9,557,863
=========================================================================================================

At ITAU HOLDING, other Sundry Receivables are basically composed of taxes and contributions to offset of R$ 1,586 (R$ 43,318 at 06/30/2005) and tax credits of R$ 454,960 (R$ 169,712 at 06/30/2005) (Note 13b I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                112

b)  PREPAID EXPENSES

=========================================================================================================
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Technical cooperation agreement (*)                                                999,310        552,798
Commissions                                                                        182,979        197,215
Advertising                                                                         82,310         73,816
Other                                                                              110,787         66,430
                                                                               -----------   ------------
TOTAL                                                                            1,375,386        890,259
=========================================================================================================

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of June 30, 2006 the balance basically comprises the amount of R$ 425,000 related to the agreement entered into on September 16, 2005 with the Municipal Government of Sao Paulo and R$ 308,801 (R$ 347,133 at June 30, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goias.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                113

c)  OTHER SUNDRY LIABILITIES

=========================================================================================================
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Provision for contingent liabilities (Note 11b)                                  2,221,409      2,451,705
                                                                              ------------   ------------
Provision for personnel                                                            495,934        426,834
Provision for sundry payments                                                      616,855        575,697
Liabilities for official agreements and rendering of payment services              209,334        151,887
Sundry creditors - local                                                           319,185        332,795
Sundry creditors - foreign                                                         100,464        117,068
Agreement for rendering of services AOLA (1)                                             -        151,025
Liabilities for purchase of assets and rights                                       86,685         95,036
Related to insurance companies                                                     197,326        201,002
Provision for corporate restructuring (2)                                                -         75,000
Provision to cover actuarial deficit (Note 18c)                                     30,420         27,051
Amounts payable to related companies                                                 5,414         86,003
Creditors for resources to be released                                              45,224         30,289
Funds from consortia participants                                                   75,981         75,977
Other                                                                               11,004         10,300
Total                                                                            4,415,235      4,807,669
=========================================================================================================

(1)  On December  29, 2005,  Itau Holding and America On Line Latin  America Inc
     (AOLA) entered into an agreement for terminating their alliance, which provided for the mutual release from all liabilities arising from such strategic alliance and related amendments. Accordingly, all amounts arising from such agreement were recorded to such date.

(2) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAU HOLDING on 02/01/2005).

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment of R$ 59,247 (R$ 133,485 at 06/30/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                114

d)  BANKING SERVICES FEES

=========================================================================================================
                                                                                01/01 TO       01/01 TO
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Funds management                                                                   911,208        812,933
                                                                              ------------   ------------
  Funds management fees                                                            869,218        786,660
  Income from management of consortium                                              41,990         26,273
Current account services                                                           739,415        683,111
Credit cards                                                                       989,005        895,463
                                                                              ------------   ------------
  Annual fees                                                                      260,408        220,510
  Other services                                                                   728,597        674,953
    Branches relationship                                                          507,625        462,576
    Credit card processing                                                         220,972        212,377
Credit operations and guarantees provided                                          777,706        567,622
                                                                              ------------   ------------
  Credit operations                                                                724,155        520,688
  Guarantees provided                                                               53,551         46,934
Collection services                                                                431,218        402,279
                                                                              ------------   ------------
  Collection fees                                                                  211,556        192,318
  Collection services                                                              115,733        110,907
  Interbank fees (securities, checks and wire)                                     103,929         99,054
Other                                                                              399,683        283,888
                                                                              ------------   ------------
  Income from consultation to Serasa                                               103,391         82,108
  Income from brokerage                                                            108,997         53,850
  Income from custody services and management of portfolio                          40,440         28,375
  Income from economic and financial advisory                                       39,985         20,047
  Foreign exchange services                                                         13,593         19,899
  Other services                                                                    93,277         79,609
Total                                                                            4,248,235      3,645,296
=========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                115

e)  PERSONNEL EXPENSES

=========================================================================================================
                                                                                01/01 TO       01/01 TO
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Remuneration                                                                     1,201,899      1,056,116
Charges                                                                            367,550        325,609
Welfare benefits                                                                   322,404        286,282
Training                                                                            30,314         25,530
Subtotal                                                                         1,922,167      1,693,537
Employee resignation                                                                34,099         69,976
Labor claims (Note 11b)                                                            232,689        162,580
Total                                                                            2,188,956      1,926,093
=========================================================================================================

f)  OTHER ADMINISTRATIVE EXPENSES

=========================================================================================================
                                                                                 01/01 TO      01/01 TO
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Data processing and telecommunication                                              582,682        558,144
Depreciation and amortization (Note 14b)                                           277,925        295,729
Facilities                                                                         363,840        331,026
Third-party services                                                               436,036        384,346
Financial system services                                                          204,999        172,029
Advertising, promotions and publications                                           207,900        146,298
Transportation                                                                     105,035         92,044
Materials                                                                           94,478         69,860
Security                                                                            76,768         66,230
Legal                                                                               32,445         40,425
Travel expenses                                                                     26,831         20,980
Other                                                                               95,099         81,142
Total                                                                            2,504,039      2,258,253
=========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                116

g)  OTHER OPERATING INCOME

=========================================================================================================
                                                                                01/01 TO       01/01 TO
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Reversal of operating provisions                                                   202,064         25,009
  Legal Liabilities - tax and social security (Note 13c II)                        110,094              -
  Provision for Contingencies - Other (Note 11b)                                    77,343              -
  Other                                                                             14,626         25,009
Equity result in subsidiaries, not derived from net income                          48,897         19,074
Recovery of charges and expenses                                                    48,885         50,889
Exchange variation on assets of overseas companies                                       -         34,973
Other                                                                              115,550         87,369
Total                                                                              415,395        217,314
=========================================================================================================

h)  OTHER OPERATING EXPENSES

=========================================================================================================
                                                                                01/01 A        01/01 A
                                                                              06/30/2006      06/30/2005
------------------------------------------------------------------------------------------   ------------
Provision for contingencies (Note 11b)                                             206,504        236,146
                                                                             -------------   ------------
  Civil lawsuits                                                                   163,800        183,061
  Fiscal and social security                                                        41,321         26,788
  Other                                                                              1,383         26,297
Sales - Credit cards                                                               145,207        124,320
Claims                                                                              96,150         74,649
Exchange variation on liabilities of overseas companies                              7,927              -
Amortization of goodwill on purchase of investments (1)                            115,269        200,000
Provision for corporate restructuring (2)                                                -         75,000
Other                                                                              186,215        109,002
Total                                                                              757,272        819,116
=========================================================================================================

(1) At 06/30/2006 refers basically to acquisition of BPI shares that net of Minority interests to R$ 65,100 amounts and at 06/30/2005 refers to the association with Lojas Americanas S.A.

(2) Refers to expenses for operation of the New Agreement for Credicard Management (disclosed in Significant Event by ITAU HOLDING on 02/01/2005) and other corporate restructuring in the conglomerate.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                117

NOTE 13 - TAXES

a)  COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

    I- We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

=========================================================================================================
                                                                                01/01 TO       01/01 TO
                     DUE ON OPERATIONS FOR THE PERIOD                          06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
Income before income tax and social contribution                                 4,712,140      4,029,944
Charges (Income Tax and Social Contribution) at the rates of 25% and
 9% (Note 4m), respectively                                                     (1,602,128)    (1,370,181)

INCREASE/DECREASE TO INCOME TAX AND SOCIAL CONTRIBUTION CHARGES
 ARISING FROM:

Permanent (Inclusions) Exclusions                                                  173,825        (36,687)
  Investments in affiliates                                                         33,316          4,583
  Foreign exchange variation of overseas investments                              (149,024)      (290,291)
  Interest on own capital                                                          259,627        239,437
  Dividends, interest on external debt bonds and tax incentives                     27,748         28,629
  Other                                                                              2,158        (19,045)

Temporary (Inclusions) Exclusions                                                  136,778       (127,660)

  Allowance for loan losses                                                       (392,386)      (192,908)
  Excess (Insufficiency) of depreciation of capital lease                          477,385        263,922
  Adjustment to market value of trading securities and derivative financial
   instruments, and adjustments from operations in futures markets                 130,356        131,359
  Interest on own capital                                                          (36,673)      (115,762)
  Provision for contingent liabilities                                              (5,953)       (55,493)
  Other non-deductible provisions                                                  (35,951)      (158,778)

(Increase) Offset on tax losses/negative social contribution basis                (128,994)       (17,776)

Expenses with Income Tax and Social Contribution                                (1,420,519)    (1,552,304)
=========================================================================================================
                        RELATED TO TEMPORARY DIFFERENCES
------------------------------------------------------------------------------------------   ------------
  Increase (reversal) for the period                                                (8,792)       136,079
  Prior periods increase (reversal)                                                (34,924)        18,759
Income (expenses) of deferred taxes                                                (43,716)       154,838
=========================================================================================================
Total income tax and social contribution                                        (1,464,235)    (1,397,466)
=========================================================================================================

    At ITAU HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital, tax losses and negative social contribution basis.

II- COMPOSITION OF TAX EXPENSES:

=========================================================================================================
                                                                                01/01 TO       01/01 TO
                                                                               06/30/2006     06/30/2005
------------------------------------------------------------------------------------------   ------------
  PIS and COFINS                                                                  (715,912)      (640,755)
  ISS                                                                             (149,815)      (130,277)
  CPMF                                                                             (99,224)      (155,198)
  Other                                                                            (48,293)       (37,657)
                                                                             -------------   ------------
Total (Note 4m)                                                                 (1,013,244)      (963,887)
=========================================================================================================

    At ITAU HOLDING the tax expense is basically comprised of PIS and COFINS in the amount of R$ 13,496 (R$ 24,101 from 01/01 to 06/30/2005) and CPMF in the amount of R$ 5,104 (R$ 4,070 from 01/01 to 06/30/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                118

III - TAX EFFECTS ON EXCHANGE MANAGEMENT OF OVERSEAS INVESTMENTS

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in
Note 21b.

Results of these transactions are computed on calculation basis of income tax and social contribution, according to their nature, while the exchange variation of overseas investments is not included in referred basis, pursuant to tax legislation in force.

For the period ended June 30, 2006, these transactions gave rise to tax positive results due to the appreciation of real in relation to US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                119

b)  DEFERRED TAXES

I- The tax credit balance and its changes, segregated based on its origin and disbursements incurred, is represented as follows:

=======================================================================================================================
                                                                PROVISIONS                        TAX CREDITS
                                                      -------------------------------   -------------------------------
                                                                                                       WRITE-OFF DUE TO
                                                                                                         THE SPLIT OF
                                                        06/30/2006      06/30/2005       12/31/2005       CREDICARD
-----------------------------------------------------------------------------------------------------------------------
Related to tax losses and negative social
-----------------------------------------
 contribution basis                                                -                -        551,369                  -
 ------------------                                                    --------------   ------------   ----------------
Related to disbursement provisions                                 -                -      1,305,918                  -
----------------------------------                                     --------------   ------------   ----------------
  Allowance for loan losses                                        -                -        933,685                  -
  Allowance for real estate                                        -                -         44,583                  -
  Other                                                            -                -        327,650                  -
Related to non-disbursed provisions (*)                    7,421,303        6,935,532      1,973,442            (95,892)
---------------------------------------               --------------   --------------   ------------   ----------------
  Related to the operation                                 5,641,303        5,385,532      1,522,874            (95,892)
  ------------------------                            --------------   --------------   ------------   ----------------
    Interest on own capital                                1,047,638          756,189        312,268                  -
    Legal liabilities - tax and social security            1,294,205        1,314,657        365,320            (52,118)
    Provision for contingent liabilities                   2,288,028        2,350,469        598,910            (31,741)
                                                      --------------   --------------   ------------   ----------------
      Civil                                                  902,376          823,087        277,884            (28,755)
      Labor                                                  757,040          874,452        228,655             (2,986)
      Tax and social security                                129,956           94,685         39,879                  -
      Other                                                  498,656          558,245         52,492                  -
    Other non-deductible provisions                        1,011,432          964,217        246,376            (12,033)
  Related to provisions in excess in relation to
  ----------------------------------------------
   the minimum required not disbursed                      1,780,000        1,550,000        450,568                  -
   ----------------------------------                 --------------   --------------   ------------   ----------------
    Allowance for loan losses                              1,600,000        1,150,000        450,568                  -
    Adjustment to market value of
     trading securities and  derivative financial
     instruments (assets and liabilities) (Note 2b)          180,000          400,000              -                  -
Total                                                      7,421,303        6,935,532      3,830,729            (95,892)
=======================================================================================================================
Social Contribution to Offset arising from Option
 foreseen in article 8 of Provisional
 Measure n DEG. 2158-35, of August 24, 2001                        -                -
                                                                                             1,125,971                -
=======================================================================================================================

=======================================================================================================================
                                                                                 TAX CREDITS
                                                      -----------------------------------------------------------------
                                                      REALIZATION /
                                                         REVERSAL       RECOGNITION       06/30/2006       06/30/2005
-----------------------------------------------------------------------------------------------------------------------
Related to tax losses and negative social
-----------------------------------------
 contribution basis                                          (78,982)         220,207          692,594          729,785
 ------------------                                   --------------   --------------   --------------   --------------
Related to disbursement provisions                          (431,142)         704,715        1,579,491        1,278,459
----------------------------------                    --------------   --------------   --------------   --------------
  Allowance for loan losses                                 (387,295)         693,133        1,239,523          929,466
  Allowance for real estate                                  (14,149)               -           30,434           33,015
  Other                                                      (29,698)          11,582          309,534          315,978
Related to non-disbursed provisions (*)                     (391,703)         635,094        2,120,941        1,923,933
---------------------------------------               --------------   --------------   --------------   --------------
  Related to the operation                                  (391,703)         557,099        1,592,378        1,542,595
  ------------------------                            --------------   --------------   --------------   --------------
    Interest on own capital                                 (131,283)         167,956          348,941          249,915
    Legal liabilities - tax and social security              (10,512)          23,396          326,086          338,517
    Provision for contingent liabilities                    (101,261)         134,433          600,341          647,003
                                                      --------------   --------------   --------------   --------------
      Civil                                                  (20,208)          66,289          295,210          270,288
      Labor                                                  (54,756)          59,021          229,934          271,474
      Tax and social security                                      -            4,306           44,185           32,193
      Other                                                  (26,297)           4,817           31,012           73,048
    Other non-deductible provisions                         (148,647)         231,314          317,010          307,160
  Related to provisions in excess in relation to
  ----------------------------------------------
   the minimum required not disbursed                              -           77,995          528,563          381,338
   ----------------------------------                 --------------   --------------   --------------   --------------
    Allowance for loan losses                                      -           77,995          528,563          381,338
    Adjustment to market value of
     trading securities and  derivative financial
     instruments (assets and liabilities) (Note 2b)                -                -                -                -
Total                                                       (901,827)       1,560,016        4,393,026        3,932,177
=======================================================================================================================
Social Contribution to Offset arising from Option
 foreseen in article 8 of Provisional
 Measure n DEG. 2158-35, of August 24, 2001
                                                             (53,251)               -        1,072,720        1,262,332
=======================================================================================================================

(*) From a financial point of view, rather than recording the provision of R$ 7,421,303 (R$ 6,935,532 at 06/30/2005) and tax credits of R$ 2,120,941 (R$
     1,923,933 at 06/30/2005), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits from R$ 4,393,026 (R$ 3,932,177 at 06/30/2005) to R$ 2,272,085 (R$ 2,008,244 at
     06/30/2005).

At ITAU HOLDING, Tax Credits amount to R$ 454,960 (R$ 169,712 at 06/30/2005) and are basically represented by interest on own capital, tax loss and negative social contribution basis, the expectation of realization of which is up to 1 year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                120

II- The Provision for Taxes and Deferred Income Tax and Social Contribution and its changes is represented by :

===============================================================================================================================
                                                                      REALIZATION/
                                                        12/31/2005      REVERSAL      RECOGNITION    06/30/2006     06/30/2005
-------------------------------------------------------------------------------------------------------------------------------
Reflected in income and expense accounts                  1,155,743        (38,159)       810,104      1,927,688        862,533
  Depreciation in excess - Leasing                          971,930         (7,837)       477,461      1,441,554        613,086
  Taxation on results abroad - Capital Gains                 51,844           (156)             -         51,688         52,710
  Adjustment from operations in futures market               86,639              -        233,048        319,687        123,407
  Adjustment to market value of securities and
   derivative financial instruments                          30,042        (30,042)             -              -              -
  Other                                                      15,288           (124)        99,595        114,759         73,330
Reflected in stockholders' equity accounts -
 Adjustment to market value of securities available
 for sale (*) (Note 2b)                                     154,631       (122,935)             -         31,696        100,816
-------------------------------------------------------------------------------------------------------------------------------
Total                                                     1,310,374       (161,094)       810,104      1,959,384        963,349
===============================================================================================================================

At ITAU HOLDING, the provision for deferred income tax and social contribution amounts to R$ 14,488 (R$ 2,017 at 06/30/2005) and is represented basically by adjustments from operations in futures market.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                121

III- The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2006, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

==============================================================================================================
                                                                                    PROVISION
                                       TAX CREDITS                                 FOR DEFERRED
                       ------------------------------------------                    INCOME
                                      TAX LOSS AND                     SOCIAL        TAX AND
                         TEMPORARY      NEGATIVE                    CONTRIBUTION      SOCIAL      NET DEFERRED
REALIZATION YEAR        DIFFERENCES      BASIS           TOTAL        TO OFFSET    CONTRIBUTION       TAXES
--------------------------------------------------------------------------------------------------------------
2006                      1,317,329        215,254      1,532,583         60,882       (129,909)     1,463,556
2007                      1,024,597        477,340      1,501,937        268,093       (322,620)     1,447,410
2008                        564,951              -        564,951        318,100       (387,909)       495,142
2009                        378,247              -        378,247        372,073       (571,286)       179,034
2010                        188,136              -        188,136         53,572       (279,470)       (37,762)
after 2010                  227,172              -        227,172              -       (268,190)       (41,018)
Total                     3,700,432        692,594      4,393,026      1,072,720     (1,959,384)     3,506,362
--------------------------------------------------------------------------------------------------------------
Present value (*)         3,368,934        645,535      4,014,469        930,855     (1,631,160)     3,314,164
==============================================================================================================

(*)  The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporateaspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis be not used as indications of future net income.

IV- Unrecorded tax credits amount to R$ 326,509 (R$ 334,499 at 06/30/2005).

At ITAU HOLDING, unrecorded tax credits amount to R$ 7,256 (R$ 7,189 at 06/30/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                122

c)   TAXES AND SOCIAL SECURITY CONTRIBUTIONS

     I- The balance of Taxes and Social Security Contributions is represented as follows:

==============================================================================
                                                    06/30/2006     06/30/2005
------------------------------------------------------------------------------
Taxes and contributions on income payable               918,390        951,433
Taxes and contributions payable                         263,810        211,061
Provision for deferred income tax and social
 contribution (Note 13b II)                           1,959,384        963,349
Legal Liabilities - Tax and Social
 Security (Note 13c II)                               2,758,638      2,330,624
---------------------------------------------------------------   ------------
Total                                                 5,900,222      4,456,467
==============================================================================

     II) Legal Liabilities - Tax and Social Security and related Escrow Deposits

==============================================================================
                                                     01/01 TO       01/01 TO
CHANGE IN LEGAL LIABILITIES                         06/30/2006     06/30/2005
---------------------------------------------------------------   ------------
Opening balance (*)                                   2,486,099      2,183,821
Write-off due to the split of Credicard
 on 04/30/2006                                         (148,553)             -
Change in the period reflected in results               421,092        149,150
                                                   ------------   ------------
  Charges on taxes                                      387,853         51,237
  Net recognition                                       143,333         97,913
  Write-offs through reversal                          (110,094)             -
Payments                                                      -         (2,347)
Closing balance                                       2,758,638      2,330,624
==============================================================================

(*)  The  amounts  related  to  Tax  and  Social  Security   Contingencies  were
     reclassified to comply with the requirements of CVM Resolution 489, of 10/03/2005 (Note 20).

==============================================================================
                                                     01/01 TO       01/01 TO
CHANGE IN ESCROW DEPOSITS                           06/30/2006     06/30/2005
------------------------------------------------------------------------------
Opening balance                                       1,622,804      1,061,868
Appropriation of income                                 444,036          1,388
Change in the period                                     37,211        226,996
                                                   ------------   ------------
  Deposited                                              45,722        240,757
  Calculations                                           (6,513)        (9,436)
  Conversion into income                                 (1,998)        (4,325)
Closing balance                                       2,104,051      1,290,252
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                123

d)   TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

     We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    06/30/2006     06/30/2005
------------------------------------------------------------------------------
Taxes paid or provided for                            2,984,381      3,093,424
Taxes withheld and collected from clients             3,598,804      3,155,812
------------------------------------------------------------------------------
Total                                                 6,583,185      6,249,236
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                124

NOTE 14 - PERMANENT ASSETS

a)   INVESTMENTS

     I - CHANGE OF INVESTMENTS - ITAU HOLDING

=========================================================================================================
                                                            SUBSCRIPTION /  DIVIDENDS AND     EQUITY IN
                                              BALANCE AT     ACQUISITION /   INTEREST ON     EARNINGS OF
           COMPANIES                          12/31/2005       SALES         OWN CAPITAL    SUBSIDIARIES
---------------------------------------------------------------------------------------------------------
Banco Itau S.A.                      (1)        7,822,846               -        (384,940)      1,204,125
Banco Itau BBA S.A.                             3,416,304               -         (74,793)        423,775
Banco Itaucard S.A.                (2)(3)       2,406,327               -               -       1,165,152
Itauseg Participacoes S.A.           (4)        1,547,573               -               -         395,839
Itau BBA Participacoes S.A.                       933,219               -             (97)        124,418
Itau Corretora de Valores S.A.       (2)           97,451           1,100               -          39,109
GRAND TOTAL                                    16,223,720           1,100        (459,830)      3,352,418
=========================================================================================================

===========================================================================================================
                                                                                                EQUITY
                                            ADJUSTMENT TO                                     IN EARNINGS
                                             MARKETABLE                                     OF SUBSIDIARIES
                                            SECURITIES OF     BALANCE AT    BALANCE AT       FROM 01/01 TO
           COMPANIES                        SUBSIDIARIES       06/30/2006    06/30/2005       06/30/2005
-----------------------------------------------------------------------------------------------------------
Banco Itau S.A.                      (1)         (162,978)      8,479,053       8,448,877         1,329,263
Banco Itau BBA S.A.                               (13,238)      3,752,048       3,209,322           378,953
Banco Itaucard S.A.                (2)(3)             (12)      3,571,467       2,250,805           382,078
Itauseg Participacoes S.A.           (4)           58,601       2,002,013       1,322,525           268,632
Itau BBA Participacoes S.A.                        (3,775)      1,053,765         860,236           117,955
Itau Corretora de Valores S.A.       (2)                -         137,660          86,239            21,113
GRAND TOTAL                                      (121,402)     18,996,006      16,178,004         2,497,994
===========================================================================================================

(1) The equity in earnings reflects the equity changes for the period related to the equity rebound of contingencies in privatization process.

(2) The investment and the equity in results reflect the different interest in preferred shares, profit sharing and dividends.

(3) New company's name of Itaucard Financeira S.A. Credito, Financiamento e Investimento, approved at BACEN on 04/25/2006.

(4) The investment in Itau Seguros S.A. was delivered for capital increase in Itauseg Participacoes S.A. at January 31, 2006, while one preferred share was mantained.

===================================================================================================================================
                                                                            NUMBER OF SHARES OWNED BY    EQUITY SHARE
                                                              NET INCOME           ITAU HOLDING              IN        EQUITY SHARE
                                                                 FOR       ----------------------------     VOTING      IN CAPITAL
            COMPANIES               CAPITAL     NET EQUITY    THE PERIOD       COMMON       PREFERRED     CAPITAL (%)      (%)
-----------------------------------------------------------------------------------------------------------------------------------
Banco Itau S.A.                     5,547,163     8,465,253     1,103,525     64,263,705              -        100.00        100.00
Banco Itau BBA S.A.                 2,755,795     4,871,570       579,851      2,527,397      5,157,954         49.00         74.50
Banco Itaucard S.A.                 4,600,000     8,945,574     1,271,918              -  1,277,933,118             -          1.62
Itauseg Participacoes S.A.          1,717,000     2,195,890       415,526  1,582,676,636              -         91.01         91.01
Itau BBA Participacoes S.A.           744,119     1,264,515       149,302         99,986        399,950         50.00         83.33
Itau Corretora de Valores S.A.        202,101       362,970        43,036              -        811,503             -          5.00
===================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                125

II)  COMPOSITION OF INVESTMENTS

==============================================================================
                                                    06/30/2006     06/30/2005
---------------------------------------------------------------   ------------
Share of equity in affiliates - local -
 AGF Brasil Seguros S.A.                                105,901        118,215
Share of equity in earnings of
 affiliates - foreign                                   580,016        449,793
  BPI - SGPS S.A. (BPI)                                 577,709        447,608
  Other                                                   2,307          2,185
Other investments                                       281,303        260,600
  Investments by tax incentives                         104,870        107,093
  Equity securities                                      54,684         45,849
  Shares and quotas                                      24,781         24,945
  Other                                                  96,968         82,713
Provision for losses                                    (99,338)      (101,996)
TOTAL                                                   867,882        726,612
==============================================================================

III) COMPOSITION OF THE EQUITY IN EARNINGS OF AFFILIATES

==============================================================================
                                                     01/01 to       01/01 to
                                                    06/30/2006     06/30/2005
---------------------------------------------------------------   ------------
Share of equity in affiliates - local                     8,443          6,186
Share of equity in affiliates - foreign                  89,545          7,293
  Exchange variation in investments                        (159)      (140,882)
  Equity in the results of affiliates                    89,704        148,175
Total                                                    97,988         13,479
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                126

b)   FIXED ASSETS AND DEFERRED CHARGES

=================================================================================================================
                                                                                 CHANGE
                                                        ---------------------------------------------------------
                                           RESIDUAL                                   DEPRECIATION
                                            BALANCE                                  /AMORTIZATION
                                              AT                                        EXPENSES       EXCHANGE
                                          12/31/2005    ACQUISITIONS     DISPOSALS     (Note 12f)      VARIATION
=================================================================================================================
FIXED ASSETS                                1,835,740        196,244        (11,621)      (233,351)        (3,424)
=================================================================================================================
BUILDINGS IN USE (*)                        1,171,268          7,572              -        (27,113)          (932)
  Land                                        613,317          1,934              -              -            (28)
  Buildings                                   557,951          5,638              -        (27,113)          (904)
OTHER                                         664,472        188,672        (11,621)      (206,238)        (2,492)
  Installations                                72,913          7,826         (3,472)        (7,030)         1,922
  Furniture and equipment                      45,387         13,776         (5,070)       (10,256)        (4,360)
  EDP Systems                                 471,147        157,061         (2,056)      (173,491)           (37)
  Other (Communication, security,
   and transportation)                         75,025         10,009         (1,023)       (15,461)           (17)
=================================================================================================================
DEFERRED CHARGES                              271,815         60,164              -        (44,574)        (1,135)
=================================================================================================================
  Leasehold improvements                      156,618         40,346              -        (22,277)          (666)
  Expenses on acquisition of software         106,577         19,648              -        (21,856)         3,772
  Other deferred expenses                       8,620            170              -           (441)        (4,241)
=================================================================================================================
GRAND TOTAL                                 2,107,555        256,408        (11,621)      (277,925)        (4,559)
=================================================================================================================

================================================================================================================================
                                                   BALANCE AT 06/30/2006                        BALANCE AT 06/30/2005
                                         ------------------------------------------   ------------------------------------------
                                                         ACCUMULATED     RESIDUAL                     ACCUMULATED     RESIDUAL
                                              COST      DEPRECIATION      VALUE           COST       DEPRECIATION      VALUE
===================================================================================   ==========================================
FIXED ASSETS                                5,612,676     (3,829,088)     1,783,588      5,319,240     (3,461,550)     1,857,690
===================================================================================   ==========================================
BUILDINGS IN USE (*)                        2,153,533     (1,002,738)     1,150,795      2,143,104       (946,676)     1,196,428
  Land                                        615,223              -        615,223        608,710              -        608,710
  Buildings                                 1,538,310     (1,002,738)       535,572      1,534,394       (946,676)       587,718
OTHER                                       3,459,143     (2,826,350)       632,793      3,176,136     (2,514,874)       661,262
  Installations                               265,943       (193,784)        72,159        247,588       (191,893)        55,695
  Furniture and equipment                     268,235       (228,758)        39,477        476,252       (393,514)        82,738
  EDP Systems                               2,695,414     (2,242,790)       452,624      2,243,040     (1,792,567)       450,473
  Other (Communication, security,
   and transportation)                        229,551       (161,018)        68,533        209,256       (136,900)        72,356
===================================================================================   ==========================================
DEFERRED CHARGES                              509,849       (223,579)       286,270        437,488       (227,908)       209,580
===================================================================================   ==========================================
  Leasehold improvements                      272,865        (98,844)       174,021        223,916       (115,159)       108,757
  Expenses on acquisition of software         230,101       (121,960)       108,141        200,141       (106,933)        93,208
  Other deferred expenses                       6,883         (2,775)         4,108         13,431         (5,816)         7,615
================================================================================================================================
GRAND TOTAL                                 6,122,525     (4,052,667)     2,069,858      5,756,728     (3,689,458)     2,067,270
================================================================================================================================

(*) Includes amounts recorded in connection with voluntary legal processes (Note 11b).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                127

NOTE 15 - STOCKHOLDERS' EQUITY

a)   CAPITAL

     Capital comprises 1,132,941,290 book entry shares with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 8,300,000 (R$ 8,300,000 at 06/30/2005),of which R$ 6,673,906 (R$6,677,164 at
     06/30/2005)refers to stockholders domiciled in the country and R$ 1,626,094 (R$ 1,622,836 at 06/30/2005) refers to stockholders domiciled abroad.

     The table below shows the change in capital and treasury shares during the period.

=================================================================================================================
                                                                     NUMBER
                                                ------------------------------------------------
                                                    COMMON         PREFERRED         TOTAL         TOTAL VALUE
-----------------------------------------------------------------------------------------------------------------
Shares of capital stock at 06/30/2006              605,963,420      526,977,870    1,132,941,290
Treasury shares at 12/31/2005                        4,387,823       24,544,000       28,931,823       (1,296,027)
  Purchases of shares                                   47,000                -           47,000           (2,553)
  Disposals - Stock Options Plan                             -       (3,979,850)      (3,979,850)         175,204
Treasury shares at 06/30/2006 (*)                    4,434,823       20,564,150       24,998,973       (1,123,376)
-----------------------------------------------------------------------------------------------------------------
Outstanding shares at 06/30/2006                   601,528,597      506,413,720    1,107,942,317
================================================================================================
Outstanding shares at 06/30/2005                   605,963,420      518,569,770    1,124,533,190
================================================================================================

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 06/30/2006:

===============================================================================
COST/MARKET PRICE                                   COMMON         PREFERRED
===============================================================================
Purchases in the period
  Minimum                                                49.17                -
  Weighted average                                       54.32                -
  Maximum                                                56.56                -
-------------------------------------------------------------------------------
Total Treasury Shares
  Average cost                                           49.18            44.02
  Market price                                           53.84            63.10
===============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                128

b)   DIVIDENDS

     Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$
     0.055 per share to be paid to preferred shares.

     The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors' meeting held on February 20, 2006.

     I - CALCULATION

===============================================================================
Net income                                           3,496,957
Adjustments:
(-) Legal reserve                                     (174,848)
Dividend calculation basis                           3,322,109
Dividends and interest on own capital
 paid/advanced/provided for                            830,527             25.0%
===============================================================================

II - Payments/Provision of Interest on Own Capital and Dividends

================================================================================================================
                                                                            GROSS          WTS           NET
----------------------------------------------------------------------------------------------------------------
Paid / Prepaid                                                               126,167       (18,925)      107,242
  2 monthly installments of R$ 0.021 per share paid in
   February and March 2006                                                    46,425        (6,964)       39,461
  3 monthly installments of R$ 0.024 per share paid from
   April to June 2006                                                         79,742       (11,961)       67,781

Provided for (*)                                                             818,467       (95,182)      723,285
  1 monthly installment of R$ 0.024 per share to be paid in July 2006         26,591        (3,989)       22,602
  Supplementary - R$ 0.303 per share - to be paid on 08/21/2006              335,706       (22,768)      312,938
  .. Interest on own capital - R$ 0.137 per share                            151,788       (22,768)      129,020
  .. Dividends - R$ 0.166 per share                                          183,918             -       183,918
  Provided for to be declared                                                456,170       (68,426)      387,745

Total from 01/01 to 06/30/2006 - R$ 0.852 per share                          944,634      (114,107)      830,527
----------------------------------------------------------------------------------------------------------------
Total from 01/01 to 06/30/2005 - R$ 0.620 per share                          697,442      (103,217)      594,225
================================================================================================================

(*)  Recorded in Other Liabilities - Social and Statutory.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                129

c)   CAPITAL AND REVENUE RESERVES

==========================================================================================
                                                             06/30/2006       06/30/2005
------------------------------------------------------------------------------------------
CAPITAL RESERVES - Premium on subscription of shares           1,290,005         1,957,170
REVENUE RESERVES                                              10,308,183         6,187,441
Legal                                                            784,318           468,201
Statutory:                                                     9,523,865         5,719,240
                                                             -----------       -----------
  - Dividends equalization (1)                                 4,412,524         2,859,817
  - Working capital increase (2)                               1,862,330         1,143,532
  - Increase in capital of investees (3)                       3,249,011         1,715,891
==========================================================================================

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advance of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.

(2) Reserve for Working Capital - its purpose is to guarantee funds for the institutions' operations.

(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)   RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

     The difference between the Net Income and Stockholders' Equity of ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of tax credits and the write-off of unrealized profits on intercompany operations, which related taxes were deferred.

==========================================================================================
                                         NET INCOME                STOCKHOLDERS' EQUITY
                                 ---------------------------   ---------------------------
                                   01/01 TO       01/01 TO
                                  06/30/2006     06/30/2005     06/30/2006     06/30/2005
---------------------------------------------   ------------   ------------   ------------
ITAU HOLDING                        3,496,957      2,496,109     18,954,608     15,836,953
Goodwill amortization                  46,097        (13,825)    (1,538,405)    (1,686,440)
Tax credit                           (584,831)       (10,702)       141,531        891,115
Unrealized profits (losses)                54          2,939         (2,712)       (14,938)
ITAU HOLDING CONSOLIDATED           2,958,277      2,474,521     17,555,022     15,026,690
==========================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                130

e)   STOCK OPTION PLAN

     This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAU HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "forfeiture" periods for exercising the options. Options may be granted to eligible employees of Itau Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

     The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

     The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

     The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.11% for 2006, 0.41% for 2007, 0.42% for 2008, 0.42% for 2009, 0.34% for 2010, and 0.38%
     for 2011.

     Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 29,991 in the period and R$ 204,485 in future periods until the end of the vesting period falling due on December 31, 2010.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                131

I - TOTAL GRANTED OPTIONS

========================================================================================================================
                                                          EXERCISE                          OPTIONS
         GRANTING              VESTING     EXERCISE        PRICE       -------------------------------------------------
--------------------------     PERIOD       PERIOD        RESTATED                                                NOT
N DEG.             DATE         UNTIL       UNTIL          (R$1)         GRANTED     EXERCISED    CANCELLED    EXERCISED
------------------------------------------------------------------------------------------------------------------------
Closed Series                                                          21,277,500   20,917,500      360,000            -
------------------------------------------------------------------------------------------------------------------------
5th             02/22/1999   12/31/2003   12/31/2006           13.64    4,641,000    4,552,000       34,000       55,000
5th             05/02/2005   12/31/2003   12/31/2006           13.64        9,680            -            -        9,680
6th             02/14/2000   12/31/2004   12/31/2007           20.82    5,332,000    5,044,000      254,000       34,000
6th             05/02/2005   12/31/2004   12/31/2007           20.82       12,390            -            -       12,390
7th             02/19/2001   12/31/2005   12/31/2008           26.98    5,100,000    3,872,850      216,000    1,011,150
7th             03/10/2003   12/31/2005   12/31/2008           26.98       60,000            -            -       60,000
7th             05/02/2005   12/31/2005   12/31/2008           26.98       14,900            -            -       14,900
7th             12/19/2001   12/31/2005   12/31/2008           26.85      220,000      185,000            -       35,000
7th             10/16/2001   12/31/2005   12/31/2008           26.85       50,000       30,000            -       20,000
8th             03/04/2002   12/31/2006   12/31/2009           25.58       90,000            -            -       90,000
8th             03/04/2002   12/31/2006   12/31/2009           25.73    5,341,500      664,000      253,500    4,424,000
8th             01/07/2004   12/31/2006   12/31/2009           25.73       62,500            -            -       62,500
8th             05/02/2005   12/31/2006   12/31/2009           25.73       14,060            -            -       14,060
9th             03/10/2003   12/31/2007   12/31/2010           17.44      135,000       30,000            -      105,000
9th             03/10/2003   12/31/2007   12/31/2010           17.43    5,339,000      699,000      214,000    4,426,000
9th             01/07/2004   12/31/2007   12/31/2010           17.43       62,500            -            -       62,500
9th             05/02/2005   12/31/2007   12/31/2010           17.43       11,270            -            -       11,270
9th             08/01/2005   12/31/2007   12/31/2010           17.43       10,000            -            -       10,000
10th            02/16/2004   12/31/2008   12/31/2011           26.34    5,046,950      185,000      245,300    4,616,650
10th            08/01/2005   12/31/2008   12/31/2011           26.34       10,000            -            -       10,000
11th            02/21/2005   12/31/2009   12/31/2012           37.07    4,016,200      118,000       96,300    3,801,900
11th            08/01/2005   12/31/2009   12/31/2012           37.07       10,000            -            -       10,000
12th            02/21/2006   12/31/2010   12/31/2013           55.15    4,323,500       24,000       42,000    4,257,500
                                                      ------------------------------------------------------------------
                                                      Total            61,189,950   36,321,350    1,715,100   23,153,500
========================================================================================================================

II - CHANGE IN STOCK OPTIONS

============================================================
                                    NUMBER        PRICE (*)
------------------------------------------------------------
Balance at 12/31/2005              23,000,850          26.18
Options:
.. Granted                           4,323,500
.. Cancelled                          (191,000)
.. Exercised                        (3,979,850)
Balance at 06/30/2006              23,153,500          31.49
============================================================

(*)  Weighted average exercise price.

III - EXERCISED OPTIONS IN THE PERIOD (R$1)

================================================================================
                               NUMBER OF       EXERCISE PRICE
GRANTING                        SHARES              (*)         MARKET VALUE (*)
--------------------------------------------------------------------------------
6th                                   5,000             20.69             60.89
7th                               3,672,350             26.87             63.54
8th                                  85,500             25.68             68.83
9th                                   6,000             17.36             69.77
10th                                 69,000             26.19             62.50
11th                                118,000             37.14             64.47
12th                                 24,000             54.94             67.70
--------------------------------------------------------------------------------
Total                             3,979,850             27.28             63.69
================================================================================

(*) Weighted average value.

IV - EFFECT OF THE OPTION EXERCISE

=============================================================
Amount received for the sale of shares -
 exercised                                            108,583
(-) Cost of treasury shares sold                     (175,204)
Effect on sale (*)                                    (66,621)
=============================================================

(*) Recorded on revenue reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                132

NOTE 16 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 18a; and

o Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and Note 21f.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

o    Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                133

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries. The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximatelyequal to the market value, or do not have a market quotation available, except for the instruments in the table below:

==============================================================================================================
                                                              BOOK VALUE                     MARKET
                                                     ---------------------------   ---------------------------
                                                      06/30/2006     06/30/2005     06/30/2006     06/30/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Interbank deposits                                      8,947,560      9,871,841      8,961,789      9,883,157
Securities and derivative financial investments        37,023,293     29,216,860     37,329,081     29,791,573
  Additional provision (exceeding minimum required)
  Adjustment of Available for Sale Securities
  Adjustment of Held to Maturity Securities
Loan, leasing and other credit operations              61,773,716     49,106,080     61,805,017     49,301,102
Investment in BPI                                         577,709        447,608      2,186,886      1,096,568
  Controlling company
  Minority stockholders (2)
Funding and borrowings (3)                             32,954,430     25,170,952     32,962,917     25,163,251
Securitization of foreign payment orders                1,180,896      2,274,728      1,170,406      2,145,823
Subordinated debts                                      4,534,861      4,537,413      4,495,066      4,505,639
Treasury shares                                         1,123,376        921,562      1,536,368      1,314,493
Total unrealized
==============================================================================================================

==============================================================================================================
                                                                    UNREALIZED INCOME (LOSS) (1)
                                                     ---------------------------   ---------------------------
                                                              NET INCOME              STOCKHOLDERS' EQUITY
                                                     ---------------------------   ---------------------------
                                                      06/30/2006     06/30/2005     06/30/2006     06/30/2005
-----------------------------------------------------------------   ------------   ------------   ------------
Interbank deposits                                         14,229         11,316         14,229         11,316
Securities and derivative financial investments           555,463      1,082,245        305,788        574,713
                                                     ------------   ------------   ------------   ------------
  Additional provision (exceeding minimum required)       180,000        400,000        180,000        400,000
  Adjustment of Available for Sale Securities             220,176        490,841              -              -
  Adjustment of Held to Maturity Securities               155,287        191,404        125,788        174,713
Loan, leasing and other credit operations                  31,301        195,022         31,301        195,022
Investment in BPI                                       1,609,177        648,960      1,609,177        648,960
                                                     ------------   ------------   ------------   ------------
  Controlling company                                     948,758        382,621        948,758        382,621
  Minority stockholders (2)                               660,419        266,339        660,419        266,339
Funding and borrowings (3)                                 (8,487)         7,701         (8,487)         7,701
Securitization of foreign payment orders                   10,490        128,905         10,490        128,905
Subordinated debts                                         39,795         31,774         39,795         31,774
Treasury shares                                                 -              -        412,992        392,931
Total unrealized                                        2,251,968      2,105,923      2,415,285      1,991,322
==============================================================================================================

(1)  It does not consider corresponding tax effects.
(2) The investment held by minority stockholders does not affect the result of ITAU HOLDING.
(3) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                134

To obtain the market values for these financial instruments, the following criteria were adopted:

o Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 3, 2006 for floating-rate securities.

o Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on July 3, 2006. The effects of hedges (swap contracts) are also taken into account.

o Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                135

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed and supplementary private pension funds Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the period, the contributions paid totaled R$ 13,682 (R$ 13,447 from January 1 to June 30, 2005). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 4,592 (R$ 4,560 from January 1 to June 30, 2005). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The net assets and actuarial liabilities, which considers the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution 371 of December 13, 2000, are summarized below.

=============================================================================
                                                     06/30/2006    06/30/2005
-----------------------------------------------------------------------------
Net assets of the plans                               9,718,232     8,649,453
Actuarial liabilities                                (8,331,342)   (7,226,094)
                                                     ------------------------
Surplus (*)                                           1,386,890     1,423,359
=============================================================================

(*) According to paragraph 49g of the attachment to the CVM Resolution 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 30,420 (R$ 27,051 at June 30, 2005) (Note 12c) to cover insufficient actuarial reserves.

d)   CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

===================================================================================================================================
                                                        01/01 TO 06/30/2006                         01/01 TO 06/30/2005
                                              ---------------------------------------   -------------------------------------------
                                                             ACTUARIAL                                     ACTUARIAL
DESCRIPTION                                     ASSETS      LIABILITIES      SURPLUS        ASSETS        LIABILITIES     SURPLUS
-----------------------------------------------------------------------------------------------------------------------------------
Present value - beginning of the period        9,178,748     (8,035,973)    1,142,775        8,264,190     (6,967,474)    1,296,716
Expected return on assets / Cost of current
 service  + interest                             559,952       (506,371)       53,581          501,841       (434,648)       67,193
Benefits paid                                   (191,039)       191,039             -         (176,028)      (176,028)            -
Contributions sponsors/participants               32,315              -        32,315           30,866              -        30,866
Gains/(losses) in the period (1)/(2)             138,256         19,963       158,219           28,584              -        28,584
Present value - end of the period              9,718,232     (8,331,342)    1,386,890        8,649,453     (7,226,094)    1,423,359
===================================================================================================================================

(1) The gains in assets correspond to the earnings obtained above the expected return rate on assets assumptions.

(2)  Gains on actuarial liabilities refer to the review of future contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                136

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL EVALUATION:

=============================================================
Discount rate                                 10.24% p.a.
Expected return rate on assets                12.32 % p.a.
Mortality table                                  GAM-83
Turnover (1)                               Exp.Itau 1999/2001
Future salary growth                          7.12 % p.a.
Growth of the pension fund and social
 security benefits                            4.00 % p.a.
Inflation                                     4.00 % p.a.
Actuarial method                               Credit(2)
=============================================================

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                137

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

=================================================================================================================================
                                                                                                          BANCO ITAU EUROPA S.A.
                                                  FOREIGN BRANCHES (1)       BANCO ITAU BUEN AYRE S.A.        CONSOLIDATED (2)
                                                 -----------------------    ---------------------------   -----------------------
                                                 06/30/2006   06/30/2005     06/30/2006     06/30/2005    06/30/2006   06/30/2005
----------------------------------------------   ----------   ----------    ------------   ------------   ----------   ----------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                            78,841      139,749          48,003         38,953       76,056       48,333
Interbank investments                             2,522,605    3,258,206               -              -    3,138,270    3,421,058
Securities                                        2,651,494    2,763,866         231,474        216,908    2,276,556    1,735,129
Loans, leasing and other credit operations          903,327    1,473,533         800,234        733,752    1,820,799    1,917,832
Prepaid expenses                                     18,322       32,594           2,162          1,635        8,759        8,306
Other assets                                        376,887      803,968         203,252        256,266       65,586      129,276

PERMANENT ASSETS
 Investments                                        548,641      567,204           5,497          5,107      543,767      405,695
 Fixed assets and deferred charges                    7,361       10,215          32,453         43,764       18,496       18,200

 Total                                            7,107,478    9,049,335       1,323,075      1,296,385    7,948,289    7,683,829
----------------------------------------------   ----------   ----------    ------------   ------------   ----------   ----------

LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
Deposits                                          2,028,166    1,300,861       1,055,512      1,006,081    3,740,151    3,263,729
  Demand deposits                                   364,737       24,646         303,429        403,084      351,672      450,859
  Savings accounts                                        -            -         284,252        252,099            -            -
  Interbank deposits                                  4,292      226,539         130,016         43,128    1,542,848       48,855
  Time deposits                                   1,659,137    1,049,676         337,815        307,770    1,845,631    2,764,015
Deposits received under securities repurchase
 agreements                                         407,179      971,134               -              -      176,995      366,899
Funds from acceptances and issue of securities      479,321      874,238               -              -    1,888,809    2,041,002
Borrowings                                          118,563      485,154          17,437              -      860,372      745,312
Derivative financial instruments                     81,821      128,883               -              -       32,235       52,122
Other liabilities                                 2,148,573    3,396,768          32,391         58,991       89,742      110,321

Deferred income                                       5,010        6,579               -              -        4,087        1,055

Minority interest in subsidiaries                         -            -               -              -          130          129

STOCKHOLDERS' EQUITY
  Capital and reserves                            1,744,016    1,943,996         208,265        231,263    1,086,511    1,019,311
  Income for the period                              94,829      (58,278)          9,470             50       69,257       83,949

Total                                             7,107,478    9,049,335       1,323,075      1,296,385    7,948,289    7,683,829
-----
=================================================================================================================================

=================================================================================================================================
                                                                                                            BANCO ITAU-BBA S.A.
                                                      ITAU BANK, LTD.             NON-FINANCIAL (3)           SUBSIDIARIES (4)
                                                 -----------------------    ---------------------------   -----------------------
                                                 06/30/2006   06/30/2005     06/30/2006     06/30/2005    06/30/2006   06/30/2005
----------------------------------------------   ----------   ----------    ------------   ------------   ----------   ----------
ASSETS
------

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                            35,878        7,945         118,428         37,632       42,422       32,653
Interbank investments                             2,425,419    1,346,938         362,601        459,530    2,175,823    2,020,807
Securities                                        1,109,342    1,413,219          55,461         73,761    5,441,808    4,625,682
Loans, leasing and other credit operations           17,636       25,263               -              -    2,080,116    1,880,567
Prepaid expenses                                         88          149              66            126        6,601        7,812
Other assets                                        250,763      131,552         127,868        140,073      193,667      402,105

PERMANENT ASSETS
  Investments                                             3        1,365       2,647,533      2,646,522       29,866       27,770
  Fixed assets and deferred charges                   3,093            -           2,455            950          315          204

Total                                             3,842,222    2,926,431       3,314,412      3,358,594    9,970,618    8,997,600
----------------------------------------------   ----------   ----------    ------------   ------------   ----------   ----------
LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
  Deposits                                        1,303,536      476,978               -              2    3,460,376    2,916,157
  Demand deposits                                    33,693      264,094               -              -       38,768       56,465
  Savings accounts                                        -            -               -              -            -            -
  Interbank deposits                                339,063       55,243               -              -            -            -
  Time deposits                                     930,780      157,641               -              2    3,421,608    2,859,692
Deposits received under securities repurchase
 agreements                                         102,671       71,044               -              -      560,215      736,307
Funds from acceptances and issue of securities      202,437            -               -              -      284,967      361,796
Borrowings                                            5,202        5,407             153            210    2,213,550    2,574,253
Derivative financial instruments                     92,875       12,038           2,852              -    1,184,974      133,904
Other liabilities                                   943,847     1,043,44          67,787         62,278      345,131      481,331

Deferred income                                           4            8             420            416        2,594        2,025

Minority interest in subsidiaries                         -            -             153            183            -            -

STOCKHOLDERS' EQUITY
  Capital and reserves                            1,229,444    1,275,390       3,109,567      3,157,375    1,809,787    1,765,072
  Income for the period                             (37,794)      42,125         133,480        138,130      109,024       26,755

Total                                             3,842,222    2,926,431       3,314,412      3,358,594    9,970,618    8,997,600
-----
=================================================================================================================================

============================================================================
                                                  FOREIGN CONSOLIDATED (5)
                                                 ---------------------------
                                                  06/30/2006     06/30/2005
----------------------------------------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES

Cash and cash equivalents                             285,610        283,852
Interbank investments                               6,730,956      7,562,216
Securities                                         11,274,739     10,400,457
Loans, leasing and other credit operations          5,590,164      6,030,737
Prepaid expenses                                       36,137         50,742
Other assets                                        1,220,138      1,878,451

PERMANENT ASSETS
  Investments                                         584,844        454,255
  Fixed assets and deferred charges                    61,459         73,916

  Total                                            25,784,047     26,734,626
----------------------------------------------   ------------   ------------

LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
Deposits                                            7,511,901      5,934,735
  Demand deposits                                     678,662        925,977
  Savings accounts                                    284,252        252,100
  Interbank deposits                                1,015,799        318,523
  Time deposits                                     5,533,188      4,438,135
Deposits received under securities repurchase       1,060,448      1,961,458
agreements
Funds from acceptances and issue of securities      2,829,130      3,164,030
Borrowings                                          3,111,792      3,810,127
Derivative financial instruments                    1,288,472        295,874
Other liabilities                                   3,563,974      5,107,849

Deferred income                                        12,115         10,083

Minority interest in subsidiaries                      84,732        121,454

STOCKHOLDERS' EQUITY
  Capital and reserves                              6,036,990      6,135,153
  Income for the period                               284,493        193,863

Total                                              25,784,047     26,734,626
-----
==============================================   ============   ============

(1) Banco Itau S.A. - Branches, Grand Cayman, New York, Tokyo and Banco Itau Holding Financeira S.A. - Grand Cayman Branch.

(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 06/30/2005), Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de
     Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda.(only on 06/30/2005), Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A. (a company incorporated in August
     2005), Banco Del Parana S.A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and Itau Sociedad de Bolsa S.A.

(4) Peroba Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itau-BBA S.A. - Nassau Branch, Banco Itau-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e Servicos, Lda.

(5) Information on foreign consolidated presents balances net of eliminations from consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                138

NOTE 20 - RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of June 30, 2005, for comparison purposes, in view of the regrouping of the headings, in the Balance Sheet Derivative Financial Instruments and Negotiation and Intermediation of Securities - related to adjustment to market value of futures contracts; Foreign Exchange Portfolio - related to the reclassification in Other Liabilities of Advances on Exchange Contracts; and the reclassification of Tax Contingencies from heading Liabilities - Tax and Social Security to Other Sundry Liabilities, in such a way as to comply with CVM Resolution 489 of October 3, 2005, and the proper classification of Banking Service Fees and Extraordinary Result in the Statement of Income.

===============================================================================================================
                                                      PRIOR BALANCES     RECLASSIFICATIONS    CURRENT BALANCES
---------------------------------------------------------------------------------------------------------------
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS            29,156,966               59,894           29,216,860
  Derivative financial instruments                          2,534,507               59,894            2,594,401
OTHER RECEIVABLES                                          24,005,169            1,553,212           25,558,381
  Foreign exchange portfolio                               12,041,988            1,563,727           13,605,715
  Negotiation and intermediation of securities              1,183,753              (10,515)           1,173,238
TOTAL ASSETS                                              144,545,333            1,613,106          146,158,439
---------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS                            1,684,416               49,337            1,733,753
OTHER LIABILITIES                                          35,605,495            1,563,769           37,169,264
  Foreign exchange portfolio                               12,250,638            1,563,727           13,814,365
  Tax and social security                                   4,802,831             (346,364)           4,456,467
  Negotiation and intermediation of securities                910,119                   42              910,161
  Sundry                                                    4,461,305              346,364            4,807,669
TOTAL LIABILITIES                                         144,545,333            1,613,106          146,158,439
---------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME FOR THE PERIOD
---------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME (EXPENSES)                          (1,458,385)            (235,245)          (1,693,630)
  Banking service fees                                      3,645,296                    -            3,645,296
    Current account services                                  703,158              (20,047)             683,111
    Other                                                     263,841               20,047              283,888
  Equity in earnings of affiliates                            (26,276)              39,755               13,479
  Other operating expenses                                   (544,116)            (275,000)            (819,116)
OPERATING INCOME                                            4,261,391             (235,245)           4,026,146
INCOME TAX AND SOCIAL CONTRIBUTION                         (1,440,966)              43,500           (1,397,466)
  Related to temporary differences                            111,338               43,500              154,838
EXTRAORDINARY RESULT                                         (191,745)             191,745                    -
NET INCOME                                                  2,474,521                    -            2,474,521
===============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                139

NOTE 21 - ADDITIONAL INFORMATION

a) INSURANCE POLICY - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b)   FOREIGN CURRENCIES

     The balances in reais linked to foreign currency were:

======================================================================================================
                                                                           06/30/2006      06/30/2005
------------------------------------------------------------------------------------------------------
Permanent foreign investments                                                6,321,483       6,329,017
Net amount of other assets and liabilities indexed to foreign currency,
including derivatives                                                      (10,585,267)     (8,813,019)
Net foreign exchange position (*)                                           (4,263,784)     (2,484,002)
======================================================================================================

(*) If the participation of the other shareholders in Banco Itau Europa S.A. were not considered, the net foreign exchange position would amount to R$ (4,925,935), (R$(3,090,408) at 06/30/2005).

     The net foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) INVESTMENT FUNDS AND MANAGED PORTFOLIOS - ITAU HOLDING through its subsidiaries, manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in off-balance sheet accounts, distributed, as follows:

==============================================================================================================
                                 AMOUNT                        AMOUNT (*)                NUMBER OF FUNDS
                       ---------------------------   ---------------------------   ---------------------------
                        06/30/2006     06/30/2005     06/30/2006     06/30/2005     06/30/2006     06/30/2005
-----------------------------------   ------------   ------------   ------------   ------------   ------------
Investment funds        129,640,861     97,681,903    129,640,861     97,681,903            730            669
Fixed income            121,305,640     95,305,021    121,305,640     95,305,021            648            591
Shares                    8,335,221      2,376,882      8,335,221      2,376,882             82             78
Managed portfolio        45,931,298     34,584,291      9,281,957      8,103,444          4,055          4,164
Customers                29,193,385     18,756,067      5,776,540      4,433,113          4,008          4,113
Itau Group               16,737,913     15,828,224      3,505,417      3,670,331             47             51
TOTAL                   175,572,159    132,266,194    138,922,818    105,785,347          4,785          4,833
==============================================================================================================

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)   FUNDS FROM CONSORTIA

=======================================================================================
                                                                06/30/2006   06/30/2005
--------------------------------------------------------------------------   ----------
Monthly estimate of installments receivable from participants       33,446       34,700
Group liabilities by installments                                1,251,251    1,378,367
Participants - assets to be delivered                            1,091,373    1,241,305
Funds available for participants                                   184,979      164,547
--------------------------------------------------------------------------   ----------
(In units)
Number of managed groups                                               915          942
Number of current participants                                     118,754      130,217
Number of assets to be delivered to participants                    47,591       68,104
=======================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                140

e) FUNDACAO ITAU SOCIAL - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, which objectives are: 1) managing the "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and
     3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies totaled R$ 1,088 in the period, and the Foundation's social, net assets totaled R$ 369,923 at June 30, 2006. The income arising from its investments will be used in the Foundation's social purposes.

f) INSTITUTO ITAU CULTURAL - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 9,500 (R$ 9,650 from January 1 to June 30, 2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                141

g)   STATEMENT OF CASH FLOWS

I - ITAU HOLDING CONSOLIDATED

================================================================================================================
                                                                                      01/01 TO        01/01 TO
                                                                                     06/30/2006      06/30/2005
------------------------------------------------------------------------------------------------    ------------
  Adjusted net income                                                                  7,297,923       4,994,408
    Net income                                                                         2,958,277       2,474,521
    Adjusted net income:                                                               4,339,646       2,519,887
      Adjustment to market value of securities and
       derivative financial instruments (assets/liabilities)                              27,258          75,328
      Allowance for loan losses                                                        2,883,672       1,426,223
      Results from operations with subordinated debts                                    130,450         (49,062)
      Results from securitization of foreign payment orders                              (66,930)       (189,556)
      Change in technical provision for insurance,
       pension plan and capitalization                                                 1,251,685       1,103,050
      Depreciation and amortization                                                      277,925         295,729
      Adjustment to legal liabilities - tax and social security                          (58,514)         (6,044)
      Adjustment to provision for contingent liabilities                                 (33,327)        141,911
      Provision for corporate restructuring                                                    -          75,000
      Deferred taxes                                                                      43,716        (154,838)
      Equity in earnings of affiliates                                                   (97,988)        (13,479)
      Income from securities held to maturity                                            (12,632)        (93,298)
      Minority interest result                                                            14,258         (67,238)
      Others                                                                             (19,927)        (23,839)
  Change in assets and liabilities                                                   (13,608,970)     (8,824,582)
    (Increase) Decrease in interbank investments                                      (4,741,920)     (3,394,115)
    (Increase) Decrease in securities and derivative financial
     instruments (assets/liabilities)                                                 (4,323,970)     (1,073,918)
    (Increase) Decrease in Central Bank of Brazil compulsory deposits                  1,397,226        (666,509)
    (Increase) Decrease in interbank and interbranch accounts
      (assets/liabilities)                                                               430,262        (109,106)
    (Increase) Decrease in loan, capital leasing and other credit operations          (8,128,995)     (6,178,792)
    (Increase) Decrease in other receivables and assets                                 (745,651)        129,617
    (Increase) Decrease in foreign exchange portfolio and negotiation
      and intermediation of securities                                                   234,565        (504,130)
     (assets/liabilities)
    (Decrease) Increase in technical provisions for insurance,
     pension plan and capitalization                                                     518,082         380,098
    (Decrease) Increase in other liabilities                                           1,755,308       2,599,733
    (Decrease) Increase in deferred income                                                (3,877)         (7,460)
OPERATING ACTIVITIES - Net cash provided by / (invested)                              (6,311,047)     (3,830,174)

  Interest on own capital/Dividends received                                              45,112          34,811
  Funds from interest received and redemption of
   securities held to maturity                                                           313,456       1,370,166
  Disposal of foreclosed assets                                                          181,355          70,252
  Sale of investments                                                                     25,804           5,537
  Sale of fixed assets for use                                                            11,621          45,492
  Purchase of securities held to maturity                                                (10,073)              -
  Purchase of foreclosed assets                                                         (182,904)        (77,373)
  Purchase of investments                                                                (65,500)        (14,956)
  Purchase of fixed assets for use                                                      (196,244)       (180,753)
  Deferred charges                                                                       (60,164)        (40,985)
  Change in participation of minority interest                                           (10,129)         48,367
INVESTMENT ACTIVITIES - Net cash provided by / (invested)                                 52,334       1,260,558

  Increase (Decrease) in deposits                                                      2,400,963       1,664,562
  Increase (Decrease) in deposits received under securities repurchase agreements      5,575,352       1,789,603
  Increase (Decrease) in funds for issuance of securities                              1,830,393       1,919,186
  Increase (Decrease) in borrowings and onlendings                                    (1,229,754)     (1,406,757)
  Increase (Decrease) in credit cards operations                                        (456,045)       (110,398)
  Increase (Decrease) in securitization of foreign payment orders                        (37,509)        561,257
  Increase (Decrease) in subordinated debts                                             (180,010)       (178,865)
  Granting of stock options                                                              108,583          94,401
  Purchase of treasury shares                                                             (2,553)       (568,982)
  Interest on own capital paid                                                        (1,432,964)     (1,049,168)
FINANCING ACTIVITIES - Net cash provided by / (invested)                               6,576,456       2,714,839

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                    317,743         145,223
  At the beginning of the period                                                       2,084,562       1,930,452
  At the end of the period                                                             2,402,305       2,075,675
================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                142

II - ITAU HOLDING

================================================================================================================
                                                                                      01/01 TO        01/01 TO
                                                                                     06/30/2006      06/30/2005
----------------------------------------------------------------------------------------------------------------
Adjusted net income                                                                       11,183         (34,506)
  Net income                                                                           3,496,957       2,496,109
  Adjusted net income:                                                                (3,485,774)     (2,530,615)
    Deferred taxes                                                                      (133,408)        (32,823)
    Equity in earnings of subsidiaries                                                (3,352,418)     (2,497,994)
    Depreciation and amortization                                                             52             202

Change in assets and liabilities                                                         475,349        (148,934)
  (Increase) Decrease in interbank investments                                           473,109        (114,765)
  (Increase) Decrease in securities and derivative
    financial instruments (assets/liabilities)                                           (16,680)         (6,184)
  (Increase) Decrease in other credits and assets                                       (109,822)        (53,969)
  (Increase) Decrease in other liabilities                                               128,742          25,984

OPERATING ACTIVITIES - Net cash provided by / (invested)                                 486,532        (183,440)
  Interest on own capital/Dividends received                                             841,465       1,190,696
  Purchase of investments                                                                 (1,100)        (46,206)
  Purchase of fixed assets for use / Deferred charges                                       (138)           (100)
INVESTMENT ACTIVITIES - Net cash provided by / (invested)                                840,227       1,144,390
  Increase (Decrease) in interbank deposits                                                    -         562,804
  Granting of stock options                                                              108,583          94,401
  Purchase of treasury shares                                                             (2,553)       (568,982)
  Interest on own capital paid                                                        (1,432,964)     (1,049,168)

FINANCING ACTIVITIES - Net cash provided by / (invested)                              (1,326,934)       (960,945)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                       (175)              5
  At the beginning of the period                                                             281              45
  At the end of the period                                                                   106              50
================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                143

h)   CONSOLIDATED STATEMENT OF ADDED VALUE

================================================================================================================
                                                        01/01 TO                      01/01 TO
                                                       06/30/2006      SHARE %       06/30/2005       SHARE %
---------------------------------------------------   ------------   ------------   ------------    ------------
Income from financial operations (a)                     5,869,878              -      5,719,776               -
Result from operations with insurance, pension plan
 and capitalization (b)                                    517,764              -        397,630               -
Other operating income/expenses (c)                      1,527,657              -        802,486               -
Added value (d = a + b + c)                              7,915,299              -      6,919,892               -
Compensation of employees (e) (*)                        2,265,807           28.6      1,976,181            28.6
Payment of taxes and contributions (f)                   2,676,956           33.8      2,536,428            36.7
Amount distributed to shareholders (g)                     944,634           11.9        697,442            10.1
Reinvestment of profits (h)                              2,027,902           25.7      1,709,841            24.6
  Parent company                                         2,013,643           25.4      1,777,079            25.7
  Minority interests                                        14,259            0.3        (67,238)           (1.1)
Distribution of added value ( i = e + f + g + h)         7,915,299          100.0      6,919,892           100.0
================================================================================================================

(*)  Does not include social security contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                144

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1 We have audited the accompanying financial statements of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2006 and 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiary companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies at June 30, 2006 and 2005, and the results of operations, the changes in stockholders' equity and the changes in financial position for the six-month periods then ended, as well as the consolidated results of operations and of changes in financial position for the six-month periods then ended, in accordance with accounting practices adopted in Brazil.

Sao Paulo, July 24, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                145

                       BANCO ITAU HOLDING FINANCEIRA S.A.

  CNPJ. 60.872.504/0001-23        Public Company            NIRE. 35300010230

                      SUMMARY OF THE AUDIT COMMITTEE REPORT
                      -------------------------------------

INTRODUCTION

According to its Charter (available on website http://www.itau.com.br - Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itau Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors and the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

COMMITTEE ACTIVITIES

The Committee met four times in the first half of 2006 and once again in July 2006. At its latest working session, the Committee analyzed the financial statements as of June 30, 2006 and approved the Audit Committee Report on the activities carried out in the first half of 2006 and this Summary.

INTERNAL CONTROLS AND RISK MANAGEMENT SYSTEM
COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND THE INTERNAL POLICIES AND PROCEDURES

INTERNAL CONTROLS

During the first half of 2006, we highlight the Organization's efforts and mobilization to meet the final requirements of Section 404 of the Sarbanes-Oxley Act. Such measures strengthened the internal control system of Banco Itau Holding Financeira S.A., which caused the external audit to issue an opinion in June 2006 attesting that Itau Holding kept effective internal controls, in all material respects, over the preparation of the financial statements as of December 31, 2005, and that the Management had correctly assessed the propriety of such controls. The Committee points out that the Organization achieved the compliance with the Section 404 requirements of the Sarbanes-Oxley Act one year prior to the deadline set for foreign companies listed on the New York Stock Exchange.

In the Audit Committee's view, taking into consideration the Management's efforts, Itau Holding internal controls system is being continually streamlined. The actions already carried out as well as those in progress are appropriate to the size and complexity of the operations.

RISK MANAGEMENT AND COMPLIANCE

During the semester, the Committee evaluated the management of and control over credit and legal risks. In relation to the latter, it took notice and evaluated the first activities of the newly created Legal Compliance Superintendence.

In the Audit Committee's view, the structure and the actions taken to manage the above-mentioned risks are well established and conveniently directed in general aspects.

The work carried out by the Internal Audit and the reports prepared by the external auditors did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itau Holding.

EXTERNAL AUDIT

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

The Committee finds satisfactory the amount and the quality of the information provided by Pricewaterhouse Coopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

INTERNAL AUDIT

The Committee assesses the quality of the Internal Audit works as positive, as well as its independence from Management.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                146

The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

CONSOLIDATED FINANCIAL STATEMENTS

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles, the Brazilian corporate law and the requirements of Conselho Monetario Nacional, Comissao de Valores Mobiliarios, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendencia de Seguros Privados.

During the semester, the Committee also examined the aspects considered material for the preparation of the financial statements as of December 31, 2005, filed with the Securities and Exchange Commission - SEC in June 2006. The Audit Committee considers that the Conglomerate followed all procedures established by the US legislation for the preparation of financial statements in accordance with the United States generally accepted accounting principles.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities. During the semester, the Committee monitored the implementation of the recommendations that it submitted to Management and were approved by it, particularly those related to the development and creation of competences required for the flawless performance of the Internal Control and Risks Officer.

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of June 30, 2006.

Sao Paulo, July 26, 2006.

THE AUDIT COMMITTEE

CARLOS DA CAMARA PESTANA - President

ALCIDES LOPES TAPIAS

TEREZA CRISTINA GROSSI TOGNI - Financial Expert

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                147

                       BANCO ITAU HOLDING FINANCEIRA S.A.

     CNPJ. 60.872.504/0001-23     Public Company            NIRE. 35300010230

                          OPINION OF THE FISCAL COUNCIL

         The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to June of 2006, have verified the accuracy of all the items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

         Sao Paulo-SP, July 31, 2006.

         IRAN SIQUEIRA LIMA
         President

         ALBERTO SOZIN FURUGUEM
         Member

         FERNANDO ALVES DE ALMEIDA
         Member

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                                148

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Banco Itau Holding Financeira S.A.
                                      (Registrant)

Date:  May 15, 2006                   By:    /s/ Alfredo Egydio Setubal
                                             -----------------------------------
                                      Name:  Alfredo Egydio Setubal
                                      Title: Investor Relations Officer


                                      By:    /s/ Silvio Aparecido de Carvalho
                                             -----------------------------------
                                      Name:  Silvio Aparecido de Carvalho
                                      Title: Executive Director